As filed with the Securities and Exchange Commission on October 24, 2001

Registration No. 333-68202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Hypercom Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	3578	86-0828608
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2851 West Kathleen Road

Phoenix, Arizona 85053
(602) 504-5000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Jonathon E. Killmer

Executive Vice President, Chief Financial Officer,
Chief Operating Officer, Chief Administrative Officer and Secretary
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053
(602) 504-5000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies To:

Steven D. Pidgeon
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street, 10th Floor
Phoenix, Arizona 85004-2202

      Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:      ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:      ☐
      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
HYPERCOM CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
FINANCIAL STATEMENT SCHEDULE
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EX-15.1
EX-23.1
EX-23.2

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2001

PROSPECTUS

9,206,268 Shares

Hypercom Corporation

Common Stock

        This is a public offering of 9,206,268 shares of our common stock. All of the shares being offered, when sold, will be sold by the selling stockholders identified in this prospectus. The selling stockholders are offering:

•	5,308,791 shares of common stock; and

•	3,897,477 shares of common stock issuable upon the exercise of warrants.

      We will not receive any of the proceeds from the sale of the shares.

      Our common stock is listed on the New York Stock Exchange under the symbol “HYC.” The closing sale price of our common stock, as reported on the NYSE on October 19, 2001, was $3.82 per share.

       Investing in our common stock involves risks. See “Risk Factors,” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2001.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

      Our logo and the names of our products and divisions named in this prospectus, including ePic, ICE, FastPOS, ePOS-infocommerce, Integrated Enterprise Networking, Hypercom POS USA/ Canada, Hypercom International, Hypercom Network Systems, and Hypercom Manufacturing Resources, are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

i

PROSPECTUS SUMMARY

      The following summary highlights selected information that we describe more fully elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock under the section entitled “Risk Factors.”

Hypercom

      We are a leading global provider of electronic payment solutions that add value at the point-of-sale (POS) for consumers, merchants and acquirers, such as banks and processing companies. Our products include secure card payment terminals and web appliances, networking equipment and software applications for e-commerce, mobile commerce, smart cards and traditional credit, charge and debit card payment applications. Card Technology Magazine ranked us as the industry leader of point-of-sale terminals, based on unit shipments, in 2000.

      Our principal executive offices are located at 2851 West Kathleen Road, Phoenix, Arizona, 85053 and our telephone number is (602) 504-5000. Our website is located at www.hypercom.com. The information on our website is neither incorporated by reference into, nor a part of, this prospectus.

Recent Events

      As a result of losses during fiscal 2000, we fell out of compliance with certain covenants in our principal credit agreements in the third quarter of that year. We became constrained from a liquidity standpoint, which impeded our ability to buy materials on a timely basis and required us to utilize more expensive suppliers of raw materials who were willing to finance us for longer periods of time. We also incurred substantially increased interest costs through the imposition of higher interest rates and the payment of forbearance fees. As a results of these difficulties, we implemented cost containment measures and entered a series of financing transactions that culminated in the replacement of our principal credit agreement.

      Cost Containment Measures. The primary focus of our cost containment measures has been the reduction of research and development expenses. The bulk of our research and development in connection with our ICE and ePic initiatives is complete, and further new product initiatives are not presently planned. As a result, our research and development efforts are now focused primarily on evaluating design and manufacture of internal components to achieve reductions in material and production costs. In connection with this shift in emphasis from new product development to cost reduction initiatives, we also have been able to significantly reduce research and development costs, primarily through reductions in personnel.

      Interim Financing. In June and July 2001, we entered into certain interim financing arrangements pending the replacement of our principal credit facility, which are more fully described below.

•	On May 24, 2001, our leasing subsidiary, Golden Eagle Leasing, Inc., securitized approximately $45 million of its lease receivables through the sale of these receivables to Golden Eagle Funding Corp., its newly formed bankruptcy remote subsidiary. In the securitization, Golden Eagle Funding issued notes secured by the lease receivables in the principal amount of approximately $32 million. The notes bear interest at 8.58% per annum and mature on November 16, 2006.

•	On June 4, we received loans totaling $3.4 million from eight investors. In connection with this borrowing, we issued to the investors warrants to purchase up to 460,000 shares of common stock at $3.16 per share. The promissory notes evidencing the loans were convertible into common stock at $3.16 per share.

•	On June 6, we borrowed $15 million from Michelle Investments LLC pursuant to a loan and security agreement. In connection with the loan by Michelle Investments, we granted to Michelle Investments a warrant to purchase up to 1.0 million shares of common stock, subject to certain adjustments, at $3.19 per share.

•	On July 30, we sold to several investors, including four of the investors who participated in the June 4 financing, an aggregate 1,745,201 shares of common stock at a price of $4.2975 per share. Also on that date, the $3.4 million promissory notes and accrued interest were converted into 1,008,342 shares of common stock.

•	On July 31, we sold 2,475,248 shares of common stock to Michelle Investments at a price of $3.03 per share. As consideration for the common stock, Michelle Investments agreed to a $7.5 million reduction of the outstanding balance of the $15 million loan. We repaid the remaining balance of Michelle Investments loan out of funds available under our new credit facility.

      New Credit Facility. In August 2001, we replaced our principal credit facility with a new $45 million senior secured credit facility comprised of a $25 revolving credit facility with Foothill Capital Corporation and two separate term loans in the principal amount of $5 million and $15 million, both with Ableco Finance LLC. The revolving credit facility has a term of three years, bears interest at the greater of 8% per annum or the prime rate plus 2%, and includes a $6 million letter of credit sub-facility. The $5 million term loan bears interest at the greater of 10% per annum or the prime rate plus 3%, matures one year after closing, and is payable in six principal installments of $833,333, with the first installment due the seventh month following closing. The $15 million term loan bears interest at the greater of 14% per annum or the prime rate plus 7%, matures three years after closing, and is payable in $250,000 principal installments, with the first installment due the thirteenth month following closing.

      As partial consideration for the senior secured credit facility, we issued to Ableco Holding LLC, an affiliate of Ableco Finance, a warrant to purchase 375,000 shares of common stock at $4.00 per share. Up to an additional 1,750,000 shares of common stock could become issuable under the Ableco Holding warrant in the event that amounts remain outstanding under the term loans as of specified future dates. In addition, Roth Capital Partners LLC, which assisted us in obtaining our new credit facility, received a fee of $2.5 million and a warrant to purchase up to 312,477 shares of common stock at $5.33 per share.

The Offering

      This prospectus covers up to 9,206,268 shares of Hypercom common stock to be sold by the selling stockholders identified in this prospectus.

Common stock offered by the selling stockholders	9,206,268 shares, including 3,897,477 shares to be issued upon the exercise of outstanding warrants

Common stock to be outstanding after this offering	43,652,440 shares, assuming the full exercise of the warrants for shares of common stock subject to this prospectus

Use of proceeds	We will not receive any of the proceeds from the shares offered by the selling stockholders. We intend to use the proceeds from the exercise of the warrants held by certain selling stockholders, if exercised, for working capital purposes.

Dividend policy	We currently intend to retain our earnings for our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our ability to pay cash dividends on our common stock is also limited by certain covenants contained in our principal loan agreement.

NYSE trading symbol	HYC

      The number of shares of common stock to be outstanding after this offering is based on 39,754,963 shares outstanding on October 19, 2001 and assumes that each selling stockholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling stockholders are not required to sell their shares.

      Unless otherwise specifically stated, information throughout this prospectus excludes:

•	10,847,773 shares of our common stock issuable upon the exercise of outstanding options as of June 30, 2001; and

•	2,355,833 shares of our common stock reserved for future issuance under our stock option and stock purchase plans as of June 30, 2001.

RISK FACTORS

      Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors described below. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of all of your investment in the shares.

Risks Related to Our Business

We have incurred significant losses and negative cash flows. If we are unable to improve our financial performance, our stock price will suffer.

      We incurred losses of $31.0 million for the year ended December 31, 2000 and $19.0 million for the six-month period ended June 30, 2001. We were cash flow negative for the third and fourth quarters of 2000. Although we have undertaken aggressive efforts to cut costs and increase our cash flows, it is possible that the steps we have taken will not be successful or of sufficient impact for us to achieve profitability or maintain positive cash flows. If we fail to do so, our stock price will suffer.

Our loan agreement contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

      We recently entered into a new $45 million senior secured credit facility. This new credit facility and our other financing arrangements contain customary covenants that require us to maintain certain specified financial ratios and consolidated net worth and restrict our ability to make certain distributions with respect to our capital stock, prepay other debt, or undertake various other corporate activities. For example, our new credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	incurring any additional indebtedness;

•	incurring or permitting to exist any additional liens on our assets;

•	engaging in a change of control transaction or other fundamental change, such as a merger, recapitalization or liquidation;

•	disposing of our assets, including equipment and inventory, outside the ordinary course of business;

•	prepaying or modifying the terms of our existing indebtedness, except in connection with a permitted refinancing;

•	redeeming, repurchasing or paying dividends or other distributions on our capital stock;

•	engaging in certain transactions with our affiliates;

•	failing to maintain specified levels of EBITDA and tangible net worth and ratios of senior debt and total debt to EBITDA; and

•	issuing or selling any prohibited preferred stock.

      If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance this debt. Even if new financing is made available to us, it may not be available on acceptable terms.

Due to the high cost of funds and the maturity date of a portion of our debt under our new credit facility, we anticipate refinancing all or a portion of this indebtedness within the next 12 months. Our inability to obtain additional capital could have an adverse effect on our business and stock price.

      Approximately $5 million of our debt under our new financing arrangements matures within 12 months. We intend to refinance our maturing debt obligations, and may seek to refinance our new senior secured credit facility, by obtaining additional capital from current or third party sources. Our ability to obtain additional capital is dependent upon our future operating performance, general economic and competitive conditions and financial, business, and other factors, many of which we cannot control. Even if new financing is made available to us, it may not be available on terms acceptable to us. Our inability to obtain additional capital could place us in default under our principal credit agreement or otherwise have an adverse effect on our business and stock price.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

      We have derived, and believe that we may continue to derive, a significant portion of our revenues from a limited number of large customers. For the fiscal year ended December 31, 2000, our two largest customers accounted for 8.2% of our net revenue and our five largest customers accounted for 17.5% of our net revenue. As of June 30, 2001, three customers represented 59.8%, or $93.9 million, of our total backlog of $157.1 million. Our customers may buy less of our products or services depending on their own technological developments and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

      Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing to our customers products with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies in our products and product components. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;

•	buying components in bulk for the best pricing;

•	responding to the unpredictable demand for products; and

•	responding to customer requests for quick delivery schedules.

      As a result of these factors, we regularly run the risk of maintaining excess inventory levels. If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our business and financial condition.

We expect our results of operations to vary from quarter to quarter and, as a result, we may not meet the expectations of our investors and equity analysts, which could cause our stock price to fluctuate or decline.

      Our revenues and results of operations have fluctuated significantly in the past and are likely to fluctuate significantly in the future. For example, since January 1, 2000, our net revenues and gross profit have ranged from a low of $75.9 million and $17.9 million, respectively, for the quarter ended September 30, 2000 to a high of $89.8 million and $37.3 million, respectively, for the quarter ended June 30, 2000. Gross profit for the quarters ended September 30 and June 30, 2000 was 23.7% and 41.6%, respectively, as a percentage of net revenues. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenue and operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline.

      Our quarterly revenue and operating results may vary depending on a number of factors, including:

•	the type, timing and size of orders and shipments for major customers;

•	demand for and acceptance of our new product offerings;

•	delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;

•	variations in product mix and cost during any period;

•	development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

•	manufacturing or production difficulties;

•	deferral of customer contracts in anticipation of product or service enhancements;

•	availability of financing; and

•	industry and economic conditions, including competitive pressures and inventory obsolescence.

Our sales cycles are relatively long and unpredictable, and may be subject to seasonality, which makes it difficult to forecast our revenue and could result in volatility in our stock price.

      Our sales and implementation cycles vary substantially from customer to customer, which makes it difficult to forecast our revenue and could result in volatility in our stock price. Prospective customers frequently view the purchase of our products and services as part of a long-term, enterprise-wide strategic decision. As a result, potential customers may take an extended period of time to assess alternative solutions or defer their purchasing decisions in anticipation of product or service enhancements. Moreover, the POS systems industry is generally dependent on system roll-outs with fixed time horizons. Our operating results may vary significantly if we fail to obtain major projects, if major projects are cancelled or delayed or if we fail to replace projects that have been completed or are nearing completion. We have also experienced, and expect to continue to experience, quarters or periods where individual product or service orders are significantly larger than our typical product or service orders.

      In addition, we may experience seasonality in the sales of our products and services. For example, net revenue and results of operations tend to be stronger from July to December due increased POS purchases during the holiday season and patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results and volatility in our stock price.

Our results of operations could be harmed if our operating expenses do not correspond with the timing of our revenue.

      Most of our operating expenses, such as employee compensation and rental expense for properties, are either relatively fixed in the short-term or incurred in advance of sales. Moreover, our spending levels are based in part on our expectations regarding future revenue. As a result, if revenue for a particular quarter is below expectations, we may not be able to proportionately reduce operating expenses for that quarter. A shortfall in revenue, therefore, could have a disproportionate effect on our expected operating results for that quarter and could cause the trading price of our common stock to decline.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere. The terrorist attacks caused instability in the global financial markets, and contributed to downward pressure on stock prices of United States publicly traded companies, such as us. Future terrorist attacks or armed conflict could result in greater economic instability and further depress stock prices, including the price of our common stock.

      The September 11 attacks disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels for all of our facilities. Future terrorist attacks and armed conflicts could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such attacks and conflicts could directly impact our physical facilities or those of our suppliers or customers, both in the United States and elsewhere. Our primary facilities include administrative, sales and R&D facilities in the United States, and manufacturing facilities in China and Brazil. In addition, additional acts of terrorism may make transportation of our supplies and products more difficult or cost prohibitive. Any impairment of our financial performance as a result of terrorist attacks or armed hostilities would increase the risk of non-compliance with the financial covenants under our principal credit facility and other lending arrangements, resulting in events of default and the possible acceleration of our indebtedness.

We are dependent on current management and key personnel. The loss of certain of these individuals could cause material harm to the operation and future prospects of our business.

      George Wallner, our Chairman and Chief Strategist, Christopher Alexander, our President and Chief Executive Officer, Jonathon Killmer, our Executive Vice President, Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer and Secretary, and Jairo Gonzalez, President of Hypercom Transactions Systems Group, are instrumental in the development, growth and operations of Hypercom. The loss of any of these key executives could have a material adverse effect on the operation and future prospects of our business.

      We also believe our future success will depend largely upon our ability to attract and retain highly-skilled hardware engineers, managerial, and sales and marketing personnel. We compete against numerous companies, including larger, more established companies, for our personnel. We do not know if we will be successful in attracting or retaining skilled personnel. Further, the loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our financial performance.

A disruption in the manufacturing capabilities of our third-party manufacturers or suppliers would negatively impact our ability to meet customer demands.

      We rely on third-party manufacturers to manufacture and assemble our products. We also depend upon third-party suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

      We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from some of our third-party manufacturers. Although alternate manufacturers and suppliers are available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and qualifying a replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality or price could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business.

We face financial losses from our Golden Eagle subsidiary, which could result in a substantial write-off of our investment in that enterprise.

      On January 10, 2000, our wholly-owned subsidiary, Hypercom Financial, Inc., purchased substantially all of the assets and business and assumed certain liabilities of Golden Eagle LLC (now Golden Eagle Leasing, Inc.). Golden Eagle is a “micro-ticket” leasing organization, which advances funds under debt-financing leases for point-of-sale terminals with a retail price of under $5,000. To date, Golden Eagle Leasing has required substantially more operational funding than we had initially anticipated and has not performed as expected. Continuing financial losses from this subsidiary could result in a substantial write-off of our investment in that enterprise.

     Our ePicNetz application services provider may not prove successful.

      We established ePicNetz in 2000 as our application service provider unit to support our ePic™ corporate initiatives. We have expended substantial sums in establishing ePicNetz and in developing the software that drives our comprehensive internet-based retail countertop commerce and information systems, called ePOS-infocommerce™ or ePic™. Although adoptions by merchants appears promising, we cannot guarantee that ePicNetz will generate substantial revenues or achieve profitability. If ePicNetz is not successful, it could have a material adverse effect on our financial performance and result in our decision to cancel the ePicNetz program.

We have in the past and may in the future make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

      We may acquire or make substantial investments in related businesses, technologies or products in the future. These acquisitions or investments involve various risks, such as:

•	the difficulty of assimilating the technologies, operations and personnel of the acquired business, technology or product;

•	the potential disruption of our ongoing business, including the diversion of management attention;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	the loss of key employees of an acquired business; and

•	the possibility of our entering markets in which we have limited prior experience.

      Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Our prior acquisitions have consumed and will continue to consume substantial management attention and company resources, and will continue to require substantial efforts and involve ongoing risks in the integration of these operations. In this regard, to date, we have not achieved expected results from certain acquisitions, particularly Golden Eagle Leasing. We will be dependent on the retention and performance of these businesses’ existing management and employees for the day-to-day management and future operating results of these businesses.

Our products may contain defects which may be difficult or even impossible to correct. Product defects could result in sales delays, delays in our collection of receivables and claims against us.

      We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	delays in shipping products;

•	loss of market acceptance for our products;

•	additional warranty expenses;

•	diversion of resources from product development; and

•	loss of credibility with distributors and customers.

      Even though we and our customers test all of these products, it is likely that defects will continue to be identified after products are shipped. In recent periods, we have experienced various issues in connection with product launches, including the need to rework these products and stabilize product designs. Correcting defects can be a time-consuming or impossible task. Software errors may take several months to correct, and hardware errors may take even longer. These issues have resulted in sales delays and delays in the collection of receivables, which has exacerbated our cash position and could adversely affect our business in the future.

If we cannot manage the additional challenges presented by our international operations, our revenues and profitability may suffer.

      We derived approximately 52% of our total net revenues from sales outside the United States, principally in Latin America (including Mexico) and Europe, for the year ended December 31, 2000. We expect that international sales will continue to account for a significant percentage of our net revenue in the foreseeable future. Because a substantial percentage of our revenues are derived from foreign customers, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance and results of operations. These risks include the following:

•	we are subject to foreign regulatory requirements that may change without notice;

•	our expenses related to sales and marketing and research and development may increase;

•	we are subject to various export restrictions, and export licenses may not always be available;

•	we are subject to foreign tariffs and other trade barriers;

•	some of the foreign countries that we deal with suffer from political and economic instability;

•	some of the foreign currencies that we deal with fluctuate significantly and are subject to inflationary pressures;

•	we may have difficulty staffing and managing our foreign operations;

•	there is a tendency for international payment cycles to be longer than for our North American operations;

•	we may have difficulty collecting accounts receivable; and

•	we are subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations.

If we are unable to adequately protect our proprietary technology, our competitors may develop products substantially similar to our products and use similar technologies, which may result in the loss of customers.

      We rely on patent, copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of our products. Our efforts may result in only limited protection, and our competitors may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us. If we are unable to adequately protect our proprietary technology, these third parties will be able to compete more effectively against us, which could result in the loss of customers and affect our business adversely.

Our products and other proprietary rights may infringe on the proprietary rights of third parties, which may expose us to litigation.

      Although we believe that our products do not infringe on any third party’s patents, we cannot be certain that we will not become involved in litigation involving patents or proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we do not know if we will have the necessary financial resources to defend or prosecute our rights in connection with any litigation. Responding to, defending or bringing claims related to our intellectual property rights may require our management to redirect our human and monetary resources to address these claims.

Risks Related to the Industry

The markets in which we compete are highly competitive and subject to price erosion.

      The market for our products and services is highly competitive. Increased competition from manufacturers or distributors of products similar to or competitive with our products, or from service providers that provide services similar to our services, could result in price reductions, reduced margins and a loss of market share or could render our products obsolete.

      We expect to continue to experience significant and increasing levels of competition in the future. In many of our markets, traditional computer hardware manufacturing, communications and consulting companies provide the most significant competition. With respect to our POS products, we also compete with cash registers that provide built in POS capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers of POS terminals. We must also compete with smaller service providers that have been able to develop strong local or regional customer bases. Most of our competitors and potential competitors are more established, benefit from greater name recognition and have significantly greater resources than we do. Moreover, we have little or no proprietary barriers to entry that could keep our competitors from developing products or services and technology similar to ours or from selling competing products or services in our markets.

We are subject to industry and technology changes and are dependent on development and market acceptance of new products. If we are unable to adequately respond to these changes and to market demands in a timely manner, our business will not be successful.

      The industry in which we operate is characterized by rapid changes in technology and numerous new product introductions. Our success, particularly in this industry, depends to a large degree upon our continued ability to offer new products and enhancements to our existing products to meet changing market and industry requirements. The introduction of new products and technologies by third parties could have an adverse effect on the sales of our existing products and technologies. We cannot be certain of our ability to successfully:

•	identify, develop, or manufacture new products and technologies;

•	market or support these new products and technologies;

•	control delays in introducing new products;

•	gain market acceptance for the new products and technologies; or

•	respond to technological changes, new industry standards, and announcements of new products by competitors.

      Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success. We may suffer other business and financial losses if we are not successful in marketing new products and responding to industry changes and new product introductions or enhancements by our competitors.

We are subject to extensive industry standards and government regulations. Our failure to properly comply with these standards and regulations could adversely affect our production and sales.

      Our product sales are subject to a substantial and complex array of industry-driven standards and governmental regulation, both domestic and foreign, including:

•	industry standards imposed by VISA, Mastercard, and others;

•	certification standards required for connection to some public telecommunications networks;

•	Federal Communications Commission regulations; and

•	Underwriters Laboratories’ regulations.

      Our failure to properly comply with these standards and regulations could result in lost product sales, significant costs associated with required remedial measures or production stoppages, any of which could have a material adverse effect on our financial condition and future prospects.

Risks Related to our Common Stock

Certain of our existing stockholders have voting control over our affairs, which substantially limits your rights as a stockholder and may affect the market value of our stock.

      George Wallner, our Chairman and Chief Strategist, and his brother, Paul Wallner, together own 53.6% of our outstanding common stock, and would own 48.8% of the outstanding shares assuming the exercise of Series A, B, C and D warrants. Accordingly, the Wallners have the ability to control our affairs, including the election of our entire Board of Directors. They can also, except as otherwise provided by law, approve or disapprove other matters submitted to a vote of our stockholders, including a merger, consolidation, or sale of assets. This voting control also may have the effect of delaying or preventing a change in control of Hypercom and may affect the price investors are willing to pay in the future for shares of our common stock.

Our stock price has been and may continue to be volatile. Your purchase of our stock will subject you to that volatility and to the risk of a substantial loss of your investment.

      The market price of our common stock has been, and is likely to continue to be, volatile. When we or our competitors announce new customer orders or services, change pricing policies, experience quarterly fluctuations in operating results, announce strategic relationships or acquisitions, change earnings estimates, experience government regulatory actions or suffer from generally adverse economic conditions, our stock price is often affected. Recently, companies similar to ours have experienced extreme price fluctuations, often for reasons unrelated to their performance.

We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law.

      We have provisions in our certificate of incorporation and bylaws which:

•	make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us;

•	may limit the price some investors are willing to pay for our common stock;

•	enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

•	provide for a classified Board of Directors and regulate nominations for the Board of Directors;

•	make it more difficult for stockholders to take certain corporate actions; and

•	may delay or prevent a change in control.

      These and other provisions of our charter documents, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving a change of control of Hypercom or our management. As a result, the price of our common stock may be adversely affected.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. In some cases, you can identify forward-looking statements by terms such as “believe,” “expect,” “anticipate,” “intend,” “may,” “might,” “will,” “should,” “could,” “would,” “forecast,” “project” and “predict,” or the negative of these terms. These statements are contained principally in the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements may include, but not are limited to, the following:

•	projections regarding demand for our products and the replacement cycle for our existing products;

•	plans for future products and services and for enhancements of existing products and services;

•	our ability to attract and maintain customers and to market our products;

•	our ability to establish and maintain relationships with suppliers and market intermediaries for the supply and distribution of our products;

•	plans for future acquisitions and for the integration of recent acquisitions;

•	sources of revenue and anticipated revenue, including the contribution from the growth of new products and markets;

•	plans for continued reductions in research and development expenditures and manufacturing costs; and

•	our ability to obtain new financing.

      All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to these and other uncertainties and risks, you should not place undue reliance on these forward-looking statements.

      Forward-looking statements contained in this prospectus speak only as of the date the statement was made. Future events and actual results could differ materially from the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

USE OF PROCEEDS

      This prospectus is part of a registration statement that permits selling stockholders to sell their shares. Because this prospectus is solely for the purpose of registering sales by the selling stockholders, we will not receive any proceeds from the sale of stock being offered. If the selling stockholders holding warrants exercise their right to acquire common shares, we could receive proceeds of $7.8 million. See “Capitalization.” There can be no assurance that these warrants will be exercised.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Market Price of Common Stock

      Our common stock is publicly traded on the NYSE under the ticker symbol “HYC.” The following table sets forth the high and low closing sales prices, adjusted for stock splits, of the common stock, as reported by the NYSE, for the periods indicated below.

	High	Low

Nine Months Ended 9/30/01
First Quarter	$6.690	$3.350
Second Quarter	5.500	2.700
Third Quarter	6.750	3.900
Year Ended 12/31/00
First Quarter	$18.625	$10.000
Second Quarter	17.000	12.188
Third Quarter	14.500	9.188
Fourth Quarter	10.750	2.750
Six Months Ended 12/31/99
First Quarter	$9.688	$7.563
Second Quarter	10.438	7.313
Fiscal Year Ended 6/30/99
First Quarter	$10.813	$4.875
Second Quarter	12.375	4.250
Third Quarter	14.250	5.000
Fourth Quarter	9.750	5.438

      On October 19, 2001, the closing sales price of our common stock as reported by the NYSE was $3.82 per share. On that date, we had approximately 50 common stockholders of record.

Dividend Policy

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain our earnings for the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our ability to pay cash dividends on our common stock is also limited by certain covenants contained in our principal loan agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2001 on an actual basis and on a pro forma basis to reflect:

•	the exchange of $7.5 million of the $15 million aggregate principal amount of senior secured notes for 2,475,248 shares of our common stock, and the repayment of the balance of the senior secured notes;

•	the conversion of the $3.4 million aggregate principal amount of convertible promissory notes including accrued interest into 1,088,342 shares of our common stock;

•	the issuance and sale of 1,745,201 shares of our common stock to individual investors, including four of the Series B Warrant holders, for aggregate proceeds of $7.5 million; and

•	the refinancing of our principal credit facility and the related payment of debt issuance costs in cash as well as debt discounts and issuance costs relating to the concurrent issuances of Series C and D Warrants.

      This table also sets forth our capitalization on a pro forma as adjusted basis after giving effect to the foregoing and to the exercise of the Series A, B, C and D Warrants to purchase an aggregate of 2,147,477 shares of our common stock for an aggregate exercise price of $7.8 million.

      The information presented in this table excludes:

•	10,847,773 shares of our common stock issuable upon the exercise of outstanding options as of June 30, 2001;

•	2,355,833 shares of our common stock reserved for future issuance under our stock option and stock purchase plans as of June 30, 2001; and

•	up to an additional 1,750,000 shares of our common stock that could become issuable under the Series C Warrant in the event that amounts remain outstanding under the term loan portion of our credit facility as of specified future dates.

      You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2001
	(unaudited)

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except share amounts)
Notes payable, net of loan discounts	$16,963	$—	$—

Current portion of long-term debt	36,737	19,191	14,191

Long-term debt (excluding current portion)	$35,244	$54,404	$51,595

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized; 34,398,444, shares issued and outstanding (actual); 39,707,235 shares issued and outstanding (pro forma); 41,854,712 shares issued and outstanding (pro forma as adjusted)	14	19	21
Preferred stock $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—	—
Additional paid-in capital	155,462	175,585	183,392
Receivables from stockholder	(1,498)	(1,498)	(1,498)
Retained earnings	40,634	39,623	39,623
Treasury stock	(2,502)	(2,502)	(2,502)

Total stockholders’ equity	$192,110	$211,227	$219,036

Total capitalization	$227,354	$265,631	$270,631

      On a pro forma and pro forma as adjusted basis, $1.0 million has been recorded as a discount on long-term debt and an increase to additional paid in capital representing the fair value of the Series C Warrant, exclusive of the additional 1,750,000 shares that could become issuable thereunder. If the additional 1,750,000 shares were to become issuable, the total long-term debt discount and additional paid in capital for the Series C Warrant would amount to $3.9 million based on the fair value at the time of issuance. Future changes in the price of the Company’s common stock and other warrant valuation inputs could cause such amount to be different. The discount amount of $1.0 million will be amortized to interest expense over a period ranging from six months to three years. If amounts are outstanding under the term loans at six-month intervals from the closing date, the discount arising from the additional 1,750,000 shares will be recorded in five equal amounts, with each amount subsequently amortized to interest expense over a six-month period.

      On a pro forma and pro forma adjusted basis, $0.7 million has been recorded as an increase to paid in capital representing the value of debt issuance cost associated with the issuance of the Series D Warrant. This warrant was issued as part of a fee to the placement agent of our new credit facility. This fee, as well as cash fees paid in the amount of $2.5 million, will be amortized as part of the loan costs, and effectively increase the interest rate of our new credit facility.

      Notes payable, net of loan discounts and retained earnings on a pro forma and pro forma as adjusted basis reflect a pro forma charge of approximately $1.0 million representing the remaining discount on the debt paid off or converted to common stock.

      Pro forma and pro forma as adjusted long-term debt and the current portion of long-term debt, as well as common stock and additional paid in capital, do not reflect the exercise of the additional 1,750,000 shares that could become issuable under the Series C Warrant. Issuance of the additional 1,750,000 warrant shares at $4.00 per share would result in a total additional $7 million in proceeds available for working capital or debt reduction purposes, received over five six-month intervals.

SELECTED FINANCIAL DATA

      The following table presents selected historical consolidated financial data of Hypercom at the dates and for each of the periods indicated. In 1999, we changed our fiscal year end to December 31 from June 30. This change was effective December 31, 1999. The selected financial data should be read in conjunction with our consolidated financial statements, related notes and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical consolidated financial data may not be indicative of our future performance.

					Six Month Period
					Ended		Twelve Months		Six Months Ended
	Years Ended June 30,				December 31,		Ended	Year Ended	June 30,
							December 31,	December 31,
	1996	1997	1998	1999	1998	1999	1999	2000	2000	2001

	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$163,556	$196,742	$257,227	$261,515	$136,577	$149,282	$274,220	$327,560	$167,150	$146,169
Costs of revenue	92,349	103,672	130,475	141,831	68,884	81,177	154,124	212,156	99,130	95,233

Gross profit	$71,207	$93,070	$126,752	$119,684	$67,693	$68,105	$120,096	$115,404	$68,020	$50,936

Percent of net revenue	43.54%	47.3%	49.3%	45.8%	49.6%	45.6%	43.8%	35.2%	40.7%	34.8%
Research and development	$8,509	$12,926	$23,495	$30,249	$15,850	$19,637	$34,036	$41,039	$21,310	$15,270
Selling, general and administrative	44,741	52,530	72,506	74,772	35,253	43,505	83,024	97,408	46,707	42,342
Special direct financing lease provision(1)	—	—	—	—	—	—	—	—	—	7,182
Non-cash compensation(2)	2,061	4,784	10,963	—	—	—	—	—	—	—

	$55,311	$70,240	$106,964	$105,021	$51,103	$63,142	$117,060	$138,447	$68,017	$64,794

Income (loss) from operations(3)	$15,896	$22,830	$19,788	$14,663	$16,590	$4,963	$3,036	$(23,043)	$3	$(13,858)

Net income (loss)(3)	$12,289	$15,562	$13,989	$9,173	$12,359	$5,385	$2,199	$(30,950)	$(5,109)	$(19,010)

Net income (loss) per share(4)	$0.33	$0.60	$0.44	$0.27	$0.36	$0.16	$0.06	$(0.91)	$(0.15)	$(0.55)
Shares used in calculations	37,106	25,754	31,830	34,428	34,549	34,446	34,436	34,184	34,088	34,358
Balance Sheet Data:
Cash and equivalents	$16,113	$16,318	$55,659	$36,727	$37,795	$26,093	$26,093	$13,008	$6,017	$7,997
Working capital	47,516	61,972	186,799	162,152	178,879	156,991	156,991	75,218	103,192	93,166
Total assets	101,829	138,741	259,577	276,280	270,410	297,777	297,777	369,237	373,137	340,838
Short and long term debt	20,362	24,570	1,797	10,878	2,188	10,830	10,830	100,391	88,896	88,944
Total shareholders’ equity	45,232	60,894	220,431	226,023	228,323	231,734	231,734	208,147	233,420	192,110

(1)	During the six months ended June 30, 2001, Golden Eagle Leasing recorded an incremental charge to strengthen credit reserves for certain segments of its receivables in the amount of $7.2 million in addition to its normal provision. This charge represents management’s estimate of potential loan losses that exceed its historical rate of loan losses.

(2)	Non-cash compensation was charged in connection with stock options granted to an executive officer. Upon completion of our initial public offering in November 1997, this form of compensation ceased and no charge was incurred in the third and fourth quarters of fiscal 1998.

(3)	In the quarter ended September 30, 2000, we wrote-off our entire $5 million investment in Cirilium Corporation, a joint corporate venture that we had formed in late 1999 with Inter-Tel Incorporated. Up to the date of the write-off, we had accounted for our investment in Cirilium on the equity method and had reported $3.9 million in losses in connection with this investment. This write-off and the reporting of these losses contributed to our net loss for the year ended December 31, 2000.

(4)	Per share data is diluted per share, except for the year ended December 31, 2000 and the six-month periods ended June 30, 2000 and June 30, 2001, as the effect of common stock equivalents in those periods was anti-dilutive.

      For a presentation of certain of the above information on a quarterly basis for each of our four quarters in fiscal 1999 and 1998, each of our two quarters in the six months ended December 31, 1999 and each of our four quarters ended December 31, 2000, refer to note 19 of our audited consolidated financial statements for the year ended December 31, 2000 appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following sets forth a discussion and analysis of our financial condition and results of operations for the six-month period ended June 30, 2001 and for the prior three years ended December 31, 2000. This discussion and analysis should be read in conjunction with our consolidated financial statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors,” in the discussion below and elsewhere in this prospectus.

      For comparability purposes, certain portions of the following discussion make reference to comparisons between the year ended December 31, 2000 and both the twelve months ended December 31, 1999 and the fiscal year ended June 30, 1999. The comparison to the fiscal year ended June 30, 1999 is required pursuant to Item 303 of Regulation S-K. Although both represent twelve month periods, we believe that a comparison to the twelve months ended December 31, 1999 is meaningful as it is a more recent period and it represents an identical year-over-year comparison.

      Results of operations for the twelve months ended December 31, 1999 are unaudited. We changed our year end to December 31 and reported audited results for the six-month period ended December 31, 1999, in our Transition Report on Form 10-K. The amounts for the twelve months ended December 31, 1999, referenced below were derived by combining the final six months of the year ended June 30, 1999 (as were presented in Forms 10-Q and 10-K for the respective periods), with the six-month period ended December 31, 1999.

Overview

      We are a leading global provider of point-of-sale terminals and electronic payment solutions for consumers, merchants, and acquirers, such as banks and processing companies. In recent periods, our financial performance has been affected by a number of factors, including most notably the following:

•	Over the past few years, until recently, our industry has been characterized by relatively limited technological advances. In 1998, we began development of a new generation of screen-based terminals that provide significant enhancements over legacy products. Our new products use our proprietary ePic™ platform, which enables vendors to provide loyalty programs, capture receipts electronically, accept mail orders via e-mail and provide other value added services or features at the point-of-sale. We expended significant amounts in research and development in connection with this platform. We also absorbed significant manufacturing costs during the latter half of 2000 related to the introduction of these new products, their initial higher cost to manufacture in the United States, the transition of manufacturing to China, and product reworking and stabilization. We believe that our ePic™ products are gaining rapidly in market acceptance, that margins on these products should continue to improve, and that research and development costs as a percentage of sales should decline.

•	At the end of 1999, we formed a corporate joint venture, Cirilium Corporation, with another publicly traded company, Inter-Tel Incorporated. In connection with the joint venture, we contributed $5 million and networking technology, and Inter-Tel contributed $6 million and certain telephony technology, all with a goal of creating a company to address service provider applications in the Voice over Internet Protocol (VoIP) market. As a result of changes in market conditions relating to technology companies in general and VoIP companies in particular, we wrote off our entire investment in Cirilium and took a $4.1 million charge in the quarter ended September 30, 2000. Through September 30, 2000, we had accounted for this investment on the equity method, and had recognized $5.8 million in losses as a result of our interest in Cirilium. We no longer account for this investment under the equity method and, therefore, will not record any further losses in conjunction with this investment.

•	In January 2000, we acquired Golden Eagle LLC (now Golden Eagle Leasing, Inc.), a micro-ticket leasing operation which provides lease financing to merchants for point-of-sale terminals and other small business products. This operation required significantly more cash than anticipated, did not perform as expected, and hampered both our liquidity and profitability during the year. In the second quarter of 2001, we effected a securitization transaction to alleviate some of the liquidity pressures relating to this business.

•	As a result of losses during 2000, in the third quarter of that year, we fell out of compliance with certain covenants in our principal credit agreements. We became constrained from a liquidity standpoint, which impeded our ability to buy raw materials on a timely basis and required that we move to more expensive sources of raw materials that effectively financed us for longer periods of time. We also incurred substantially increased interest costs through the imposition of higher interest rates and the payment of forbearance fees. We recently completed a refinancing of our principal credit facility, the terms of which are described in “Liquidity and Capital Resources” below. Although these facilities provide us increased liquidity, they are relatively expensive sources of capital.

      The following should be read in light of these matters.

Results of Operations for Six Months Ended June 30, 2001

      The following table sets forth the operating results expressed as a percentage of net revenue for the six month periods ended June 30, 2001 and 2000. Results for these periods are not necessarily indicative of future results.

	Six Months Ended	Six Months Ended
	June 30, 2001	June 30, 2000

Net revenue	100.0%	100.0%
Costs of revenue	65.1	59.3

Gross profit	34.9	40.7
Research and development	10.5	12.8
Selling, general and administrative	29.0	27.9
Special direct financing lease provision	4.9	—

Income loss from operations	(9.5)	(0.0)
Interest and other income net of interest and other expense	(3.9)	(0.4)
Foreign currency loss	(2.9)	(0.5)
Loss from investment in equity affiliate	—	(2.3)

Loss before income taxes	(16.3)	(3.2)
Income tax benefit	3.3	0.2

Net Loss	(13.0)%	(3.0)%

      Net revenue by geographic region is presented in the following table as a percentage of net revenues for the periods indicated:

	Six Months
	Ended June 30,

Revenues by Region	2001	2000

United States	49.7%	43.0%
Latin America (includes Mexico)	22.5	27.7
Asia/Pacific	11.6	10.5
Europe	16.2	18.8

Totals	100.0%	100.0%

     Net Revenue

      Net revenue for the six-month period ended June 30, 2001, decreased $21.0 million or 12.6% to $146.2 million from $167.2 million in the six month period ended June 30, 2000. This decrease was principally due to the combined effect of a delay in the receipt of certain key components during the six-month period ended June 30, 2001, caused by constraints on cash relative to our default position with our primary bank group, and an unusually high level of orders received from Latin American customers in the six-month period ended June 30, 2000, which did not recur in 2001.

     Cost of Revenue

      Our cost of revenue includes the cost of raw materials, manufacturing labor, overhead and subcontracted manufacturing costs, as well as interest expense with respect to direct financing leases. For the six-month period ended June 30, 2001, costs of revenue decreased $3.9 million or 3.9% to $95.2 million from $99.1 million in the six-month period ended June 30, 2000.

      As a percentage of revenue, gross margin decreased from 40.7% in the six months ended June 30, 2000 to 34.9% for the six months ended June 30, 2001. This decline was a result of certain higher component costs, a change in product mix whereby a larger portion of revenues were attributed to our services business units and competitive pricing pressures on legacy products experienced in the first quarter of 2001.

     Research and Development

      Our research and development expenses consist mainly of software and hardware engineering costs and the cost of development personnel. Our research and development expenses decreased $6.0 million or 28.3% from $21.3 million in the six-month period ended June 30, 2000 to $15.3 million in the six-month period ended June 30, 2001. This decrease was directly attributable to our cost cutting efforts of reducing personnel and curtailing spending for research and development materials. Since substantially all development activities related to the introduction of the interactive consumer environment (ICE) product family and the ePic initiative were completed in 2000, the overall level of research and development activities has been reduced. Present development activities are primarily focusing on reducing the component costs of existing products and to a much lesser extent, new product introductions.

     Selling, General and Administrative Expense

      Our sales and marketing expenses, administrative personnel costs, and facilities operations make up the selling, general and administrative expenses. These expenses totaled $42.3 million for the six-month period ended June 30, 2001, compared to $46.7 million for the six-month period ended June 30, 2000. This $4.4 million or 9.3% decrease is attributable to worldwide cost containment measures and the decreased revenue relative to the same period in the prior year, which results in lower sales commissions.

     Special Direct Financing Lease Provision

      During the six-month period ended June 30, 2001, Golden Eagle Leasing, our equipment leasing subsidiary, recorded an incremental charge to strengthen credit reserves for certain segments of its lease receivables in the amount of $7.2 million in addition to its normal provision. This charge represents management’s estimate of potential loan losses that exceed our historical rate of loan losses.

      The following factors contributed to Golden Eagle’s decision in the first quarter of 2001 to strengthen credit reserves:

•	We identified several new vendor programs that were established in 2000, and contributed significantly to funding volume in 2000, which were experiencing losses at higher levels than historic loss levels for other vendor programs. These programs involved independent sales organizations providing additional services to the merchants (lessees) as part of the lease program. If services levels were not as the merchants expected, the likelihood of their making required lease payments is reduced. Losses for these programs began to exceed historical levels for the quarter ended March 31, 2001;

•	Leases funded for electronic payments software, such as payment software loaded into a personal computer without the need for a terminal, were at higher funding levels in 2000 than in previous years. Performance on these leases worsened in the first quarter of 2001;

•	The overall credit mix of the portfolio was slightly skewed (a few percentage points) toward higher risk credits, commonly described as C and D rated credits. C and D credit leases booked in the year 2000 appeared to be performing significantly worse than C and D credits in previous years as we analyzed activity through March 31, 2001; and

•	The overall softening of the economy at the start of 2001, coupled with the results of our analysis of collection status and default trends as of March 31, 2001, also contributed to the conclusion that the increase in reserves would be appropriate.

      Continued losses that exceed historical trends could result in the substantial impairment of Golden Eagle’s goodwill, which amounted to $21.1 million, net as of June 30, 2001.

     Loss From Operations

      For the six months ended June 30, 2001, the loss from operations of $13.9 million compares to break-even results from operations for the same period in the prior year. The decrease over the same six-month period in the prior year includes the $7.2 million reserve adjustment discussed above, as well as the effects of the decreased revenue and related gross margin decline.

     Net Interest, Foreign Currency Losses and Other Items

      For the six-month period ended June 30, 2001, interest and other income of $0.5 million consisted primarily of returns on short and long-term investments. We incurred interest and other expense of $6.1 million which consisted primarily of interest expense of $4.3 million on borrowings for notes payable, long-term debt, amortization of loan discounts on warrants issued, and the amortization of a beneficial conversion feature on convertible notes payable, as well as other expenses in the amount of $1.8 million consisting primarily of charges associated with the requirements under the Forbearance and Modification Agreement between us and our principal lenders and other related costs associated with being in default with our lenders. Foreign currency losses of $4.2 million resulted principally from the unfavorable translation of our net foreign investments in Brazil and the United Kingdom. Further, as a result of being in default with our lenders, we were unable to continue our hedging strategies during the six-month period ended June 30, 2001.

Results of Operations for Prior Three Years

      The following table sets forth the operating results expressed as a percentage of net revenue for the periods indicated. Results for any one or more periods are not necessarily indicative of future results.

			Six Months
		Twelve Months	Ended		Fiscal Years
	Year Ended	Ended	December 31,		Ended June 30,
	December 31,	December 31,
	2000	1999	1999	1998	1999	1998	1997

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of revenue	64.8	56.2	54.4	50.4	54.2	50.7	52.7

Gross profit	35.2	43.8	45.6	49.6	45.8	49.3	47.3
Research and development	12.5	12.4	13.2	11.6	11.6	9.1	6.6
Selling, general and administrative	29.7	30.3	29.1	25.8	28.6	28.2	26.7
Non-cash compensation	—	—	—	—	—	4.3	2.4

Income (loss) from operations	(7.0)	1.1	3.3	12.2	5.6	7.7	11.6
Interest and other income net of interest and other expense	(0.9)	1.3	0.8	1.7	1.8	0.7	0.1
Foreign currency gain (loss)	(0.6)	(2.2)	(0.2)	(0.7)	(2.6)	(0.7)	0.2
Loss from investment in equity affiliate	(3.0)	—	—	—	—	—	—

Income (loss) before income taxes	(11.5)	0.2	3.9	13.2	4.8	7.7	11.9
Income tax (expense) benefit	2.0	0.6	(0.3)	(4.1)	(1.3)	(2.3)	(4.0)

Net income (loss)	(9.5)%	0.8%	3.6%	9.1%	3.5%	5.4%	7.9%

      Net revenue by geographic region is presented in the following table as a percentage of net revenues for the periods indicated:

			Six Months
		Twelve Months	Ended		Fiscal Years Ended
	Year Ended	Ended	December 31,		June 30,
	December 31,	December 31,
Revenues by Region	2000	1999	1999	1998	1999	1998	1997

United States	47.6%	49.1%	44.4%	53.2%	53.7%	42.9%	44.1%
Latin America (includes Mexico)	23.3	23.2	26.8	26.3	22.7	29.0	24.1
Asia/ Pacific	12.2	13.6	14.2	13.2	13.4	22.5	29.7
Europe	16.9	14.1	14.6	7.3	10.2	5.6	2.1

Totals	100%	100%	100%	100%	100%	100%	100%

Comparison of year ended December 31, 2000 and the twelve months ended December 31, 1999

      Revenues for the year ended December 31, 2000 were $327.6 million, a 19.5% increase or $53.3 million over the twelve months ended December 31, 1999 and a 25.3% increase or $66.1 million over the fiscal year ended June 30, 1999. The increase over the twelve months ended December 31, 1999 was due primarily to increased POS Systems revenue of $34.5 million and $25.4 million of revenue that resulted from the acquisition of Golden Eagle Leasing, offset by a decline in revenues of Network Systems of $6.4 million due to the transfer of this unit’s VoIP operation to Cirilium Corporation, a joint venture formed with Inter-Tel Incorporated. The increase for the year ended December 31, 2000 over the fiscal year ended June 30, 1999 was due to increased POS Systems revenue of $52.9 million, and the $25.4 million of revenues from Golden Eagle Leasing, offset in part by the decline in revenues of Network Systems by $11.7 million, as previously explained.

      The increase in POS Systems revenue in 2000 reflected continued strong growth in Europe ($16.9 million increase over the twelve months ended December 31, 1999 and $28.8 million increase over the fiscal year ended June 30, 1999) and in Latin America ($12.8 million increase over the twelve months ended

December 31, 1999 and $16.9 million increase over the fiscal year ended June 30, 1999). Asia showed a slight decline in growth, while the U.S. remained flat.

      Gross profit as a percentage of net revenue for the year ended December 31, 2000 decreased to 35.2% for the year ended December 31, 2000 from 43.8% for the twelve months ended December 31,1999 and from 45.8% for the fiscal year ended June 30, 1999. This decline in gross margins occurred throughout 2000, principally due to certain higher component costs, changes in product mix and competitive pricing pressures. During the year ended December 31, 2000, a worldwide shortage in key electronic components, such as memory chips, resulted in an increase in the cost of our raw material terminal components of up to 6% over 1999. Margins were particularly weak in the three months ended September 30, 2000, due to a significant shift in product mix resulting from the sale of our new screen-based family of terminals, which at this time produce significantly lower gross margins than our legacy products. This shift was directly attributed to the timing at which we could produce the new screen-based terminals at higher volume levels. The competitive pricing pressures stem principally from the expanding presence of other terminal and electronic payment devise vendors throughout the world primarily directed toward our legacy terminal product line. In addition, due to the introduction of a significantly expanded product line, we increased our warranty reserves during the year ended December 31, 2000. We also experienced higher manufacturing expenses during the year ended December 31, 2000 due to increased production in the United States, as the new products were initially introduced. By the end of 2000, substantially all production of the new products had been moved to our manufacturing facility in China.

      Selling, general and administrative expenses for the year ended December 31, 2000 were $97.4 million, or an increase of $14.4 million or 17.3% over the twelve months ended December 31, 1999 and an increase of $22.6 million or 30.3% over the fiscal year ended June 30, 1999. This increase is due to our ePicNetz development activity, overall increased sales activity, plus the impact of the Golden Eagle Leasing acquisition, including goodwill amortization of approximately $1.5 million.

      Research and development expenses consist primarily of software and hardware engineering costs and the cost of development personnel. For the year ended December 31, 2000, research and development expense amounted to $41.0 million, as compared to $34.0 million for the twelve months ended December 31, 1999 or a 20.6% increase, and $30.2 million for the fiscal year ended June 30, 1999 or a 35.7% increase. This increase was due to the planned investment in new product development intended to maintain our competitive edge. Additionally, the impact of various acquisitions for a full year has resulted in new research and development expenditures relative to the prior periods.

      Income from operations decreased $26.1 million and $37.7 million from the twelve months ended December 31, 1999 and the fiscal year ended June 30, 1999, respectively, as the results for the year ended December 31, 2000 produced an operating loss of $23.0 million. The principal contributors to this reversal from the operating income of $3.0 million and $14.7 million achieved in the twelve months ended December 31,1999 and the fiscal year ended June 30, 1999, respectively, were the decline in gross profit, the increase in research and development costs and the increase in selling, general and administrative expenses, including goodwill.

      Net interest expense for the twelve months ended December 31, 2000 amounted to $2.8 million, reflecting both higher borrowings to meet working capital needs and higher interest costs. During 2000, we entered into a $60 million revolving credit agreement provided by a syndicate of banks. The increased borrowings were required to fund operating losses and to meet demands for funds from Golden Eagle Leasing, our newly acquired leasing company. Net interest income for the twelve months ended December 31, 1999 and the fiscal year ended June 30, 1999 was $3.5 million and $4.7 million, respectively, reflecting income from short and long-term investments, net of interest expense incurred related to short term bank borrowings.

      The loss from Cirilium of $9.9 million represents our equity share of Cirilium losses for the year ended December 31, 2000 plus an additional charge of $4.1 million, related to reserves against operating advances made to Cirilium and inventory have used for Cirilium production recorded during the three months ended September 30, 2000. As of December 31, 2000, we have no remaining basis in our investment in Cirilium. The write-offs were taken as a result of Cirilium’s continuing operating losses. In addition, as a result of an investment made by Cirilium’s CEO, we have become less than a 20% owner of Cirilium and have discontinued, after September 30, 2000, accounting for our investment under the equity method.

      The foreign currency loss for the year ended December 31, 2000 amounted to $1.9 million compared to a loss of $6.2 million and $6.8 million for the twelve months ended December 31, 1999 and the fiscal year ended June 30, 1999, respectively. The decrease is due in part to the stabilization of the Brazilian Real as well as to the employment of hedging strategies, which began in the second quarter of 1999 and are used to mitigate the impact of future foreign currency fluctuations.

      For the year ended December 31, 2000, the income tax benefit for federal, state and foreign taxes was $6.6 million. The benefit for federal, state and foreign taxes was $1.8 million for the year ended December 31, 1999 and the provision for income taxes for the fiscal year ended June 30, 1999 was $3.4 million. Our tax benefit provision is different than the U.S. federal statutory rate due to the mix in which jurisdictions certain taxable income or losses were incurred, the impact of research and experimentation credits in Australia and the United States, and sales in jurisdictions with lower taxes, or tax holidays.

     Comparison of Six Months Ended December 31, 1999 and 1998

      For the six months ended December 31, 1999 and 1998, net revenues increased 9.3% or $12.7 million from $136.6 million to $149.3 million, principally due to revenue growth in Europe ($11.8 million), Asia ($3.2 million) and Latin America ($4.1 million). The significant increase in European sales was due to a rapid expansion of the customer base in an emerging market for us as well as the acquisition of ICL Financial Terminals in Sweden. Additionally, new product releases such as the ICE 5000 stimulated increased sales particularly in the United Kingdom, Turkey, and Eastern Europe. Net revenue increases in Asia and Latin America are primarily related to the stabilization of those foreign economies and currencies.

      For the six months ended December 31, 1999 and 1998, Network Systems revenue decreased $5.3 million or 33.3% from $15.9 million to $10.6 million. The decrease was primarily due to the transfer of this unit’s VoIP operations to Cirilium. Revenue from Voice over Internet Protocol customers declined in anticipation of the formation of the new joint venture. In addition, Network Systems personnel spent significant time planning the reorganization of the business unit and refocusing the sales and development efforts which contributed to the reduced revenue from Network Systems for the six-month period.

      Gross profit as a percentage of net revenue decreased from 49.6% to 45.6% for the six months ended December 31, 1999 compared to the six months ended December 31, 1998. The decrease was related to the impact of the acquisition of substantially all the assets of the Horizon Group Inc. (“Horizon”). Horizon typically operates on a much lower gross margin percentage than historical Hypercom gross margin percentages and, as a result, has a dilutive effect on overall gross margin. Horizon was acquired on October 1, 1998 and thus we only included three months of Horizon financial results in the six-month period ended December 31, 1998. As a result, Horizon’s dilutive impact on our gross margin (1.8%) for the six months ended December 31, 1998 was less than for the six months ended December 31, 1999. Horizon’s financial results for the six-months ended December 31, 1999 included net revenue of $14.9 million resulting in a gross margin of $1.4 million or 9.3%. These results had a much more significant effect (4.0%) on our overall gross margin for the six months ended December 31, 1999. Additionally, increased competition and pricing pressure, as well as rising manufacturing costs related to some electronic component supply shortages have affected, and may continue to affect, margins.

      Selling, general and administrative expense increased 23.4% or $8.2 million to $43.5 million for the six months ended December 31, 1999, compared to $35.3 million for the comparable six-month period ended December 31, 1998. These increases were primarily due to additional basic corporate infrastructure in Phoenix, Arizona related to accounting, legal and human resources and information systems. Additionally, we incurred significant increases in U.S., Asian, and Australian selling expenses, as well as additional overhead related to the acquisitions of Horizon and ICL Financial Terminals and the establishment of the ePicNetz services group.

      Research and development expense increased 23.9% or $3.8 million to $19.6 million for the six months ended December 31, 1999 compared to $15.8 million for the six months ended December 31, 1998. This increase was consistent with our planned investment in new product development intended to maintain our competitive edge.

      Income from operations decreased 70.1% or $11.6 million from $16.6 million for the six months ended December 31, 1998 to $5.0 million for the six months ended December 31, 1999. The decrease is directly related to the reduced gross margins, higher selling, general and administrative expenses, and increased research and development activities described above.

      Net interest income decreased 47.8% or $1.1 million from $2.3 million for the six months ended December 31, 1998 to $1.2 million for the six months ended December 31, 1999. The decrease is due to declining cash and short term investment balances. Interest income consisted primarily of returns on short-and long-term investments net of interest expense incurred related to short term bank borrowings.

      Foreign currency losses resulted from operating in volatile markets, principally Brazil. During the six months ended December 31, 1999, we recorded a $0.4 million loss compared to $1.0 million for the six months ended December 31, 1998. We entered into hedging strategies to mitigate the impact of foreign currency fluctuations, which resulted in the significant decrease in the loss for the six months ended December 31, 1999.

      The provisions for federal, state and foreign income taxes were $0.4 million and $5.6 million for the six-month periods ended December 31, 1999 and 1998, respectively. Our effective tax rate was approximately 7% and 31% for the six months ended December 31, 1999 and 1998, respectively. Our tax rate is typically lower than the US federal statutory rate due to:

•	sales in foreign jurisdictions with lower rates (particularly in the six months ended December 31, 1999);

•	research and experimentation credits in Australia and the US; and

•	the use of foreign sales corporations offering lower taxes on certain international sales.

     Comparison of Fiscal Years Ended June 30, 1999 and 1998

      Net revenue in fiscal 1999 increased $4.3 million or 1.7% primarily due to the acquisition of Horizon in fiscal 1999. The increase in revenue reflected growth in the United States and Europe where we have been establishing new sales and service operations. Revenues in Asia and Latin America slowed due to regional economic conditions and currency devaluation.

      Gross profit as a percentage of net revenue decreased from 49.3% in fiscal 1998 to 45.8% in fiscal 1999. This decrease was due in part to the impact of Horizon which is a national distributor of equipment for Hypercom and other POS manufacturers. Horizon historically operates at margins significantly less (12%-15%) than our historical gross profit margin. In addition, gross profit also declined due to reduced selling prices as a result of increased worldwide competitive factors as well as declining economic conditions in some foreign countries.

      Selling, general and administrative expense increased $2.3 million, or 3.1%, to $74.8 million in fiscal 1999 as we continued to invest in our worldwide operations, including expanding its headquarters in Phoenix, Arizona, adding a new distribution center, opening new international sales and support offices, and expanding and improving our worldwide administrative, financial, and information technology-related infrastructure.

      Research and development expense increased $6.7 million, or 28.7%, to $30.2 million in fiscal 1999. The increase was primarily for POS product development as we prepared to introduce in fiscal 1999 our new ICE terminal products, FastPOS 9600 bps terminals, and ePicPortz client/ server software. Beginning in the third quarter of fiscal 1999, we began capitalizing costs in relation to the development of specific software enhancements related to its ePicPortz software products. The amount capitalized in fiscal 1999 was approximately $2.0 million.

      Non-cash compensation was previously charged in connection with a grant of stock options which included a stock repurchase arrangement. We recorded a non-cash compensation charge of $11.0 million in the first half of fiscal 1998 and incurred no further charge during the year as the repurchase arrangement terminated upon the closing of our initial public offering in November 1997. There was no non-cash compensation charge for fiscal 1999.

      Income from operations decreased $5.1 million, or 25.9%, to $14.7 million in fiscal 1999 due primarily to reduced gross margins, higher selling, general and administrative expenses and higher research and development expense.

      Net interest income for fiscal 1999 increased $2.8 million to $4.6 million from $1.8 million in fiscal 1998. Interest income consisted primarily of returns on short and long-term investments net of interest expense incurred related to short term bank borrowings.

      Foreign currency losses resulted from operating in volatile markets, principally Brazil. During fiscal 1999 we recorded a $4.4 million loss related to the net monetary asset exposure in Brazil. We have entered into hedging strategies to mitigate the impact of future foreign currency fluctuations.

      The provisions for federal, state, and foreign income taxes were $3.4 million and $5.9 million for the fiscal years ended June 30, 1999 and 1998, respectively. Our effective rate of tax was 27% and 30% for the fiscal years ended June 30, 1999 and 1998. Our tax rate is typically lower than the US federal statutory rate due to:

•	research and experimentation credits in Australia and the US;

•	sales in foreign jurisdictions with lower tax rates; and

•	the use of foreign sales corporations offering lower taxes on certain international sales.

Comparison of Fiscal Years Ended June 30, 1998 and 1997

      Net revenue in fiscal 1998 increased $60.5 million or 30.7% due to increased POS Systems revenue of $58.1 million. The increase in POS Systems revenue reflected strong growth in Europe where we established new sales and service operations. Latin America also experienced strong growth and benefited from a new manufacturing facility in Sao Paulo, Brazil. Growth in Asia slowed due to local currency devaluation. Network Systems revenue growth was also slowed due to economic uncertainties in Asia and increased competition in its branch access networking equipment markets.

      Gross profit as a percentage of net revenue increased to 49.3% in fiscal 1998 from 47.3% in fiscal 1997. This increase was due to lower costs realized from a transfer of the Australian manufacturing operations to manufacturing in China and to our facilities in Phoenix, Arizona.

      Selling, general and administrative expense increased $20.0 million, or 38.0%, to $72.5 million in fiscal 1998. $6.6 million of this increase was the continued expansion of selling and administrative activities in Network Systems, $2.7 million of this increase was related to the introduction of our ePicPortz POS client/ server software products, and $2.5 million of the increase was for the establishment of a new POS sales and service infrastructure in Europe. The remaining increases related to normal growth caused by increased business with a $6.3 million increase for ongoing expansion of sales operations in the United States, Latin America and Asia and $1.9 million increase in our corporate, general and administrative areas.

      Research and development expense increased $10.6 million, or 81.8%, to $23.5 million in fiscal 1998, of which $9.2 million of the increase was for POS product development as we prepared to introduce in fiscal 1999 our new ICE terminal products, our FastPOS 9600 bps terminals and ePicPortz client/ server software.

      Non-cash compensation was charged in connection with a grant of stock options which included a stock repurchase arrangement. We recorded a non-cash compensation charge of $11.0 million in the first half of fiscal 1998 and incurred no further charge during the year as the repurchase arrangement terminated upon the closing of our initial public offering in November, 1997.

      Income from operations decreased $3.0 million to $19.8 million in fiscal 1998 due primarily to an increase of $6.2 million in non-cash compensation and higher selling, general and administrative expense and higher research and development expense.

Liquidity and Capital Resources

      We have historically financed our operations primarily through cash generated from operations and from borrowings under a line of credit. During 2000 and the six-months ended June 30, 2001, we also used securitization conduits to finance lease receivables generated by our Golden Eagle Leasing subsidiary as well as borrowings under notes payable to fund working capital requirements and reduce our bank debt. We were in default under our credit facilities at June 30, 2001. In August, 2001, we refinanced these facilities. See “Recent Events” below.

     Six Months Ended June 30, 2001

      As a result of our efforts to cut costs and increase cash flows, cash flows from operations improved from a negative $40.1 million in the six-month period ended June 30, 2000, to a positive cash flow from operations of $7.2 million for the six-month period ended June 30, 2001. This improvement was primarily a result of cuts in research and development expenses and reductions in inventory balances. At June 30, 2001, we had accounts receivable of $83.7 million, an increase of $4.7 million over the balance at December 31, 2000 of $79.0 million. This increase was primarily the result of receivables on our Brazilian Health Ministry contract in June 2001 in the amount of $11.6 million compared to approximately $2.6 million receivable on the same contract at December 31, 2000. During the six months ended June 30, 2001, and as a result of nearing the completion of the delivery stages of this contract, we attained scheduled performance milestones under the Brazilian contract well above the level that existed at December 31, 2000. Such performance milestones are based on approval from the Brazilian Health Ministry, after full delivery of products and services for each scheduled performance milestone. Payment is received within three months after such approval. Excluding the net increase in accounts receivable of $9.0 million attributed to the Brazilian contract, accounts receivable decreased $4.3 million as a result of our emphasis on lowering accounts receivable balances through stricter enforcement of credit policies and increased collection efforts. Payment terms on our terminal product sales generally range from net 30 to 60 days depending on the circumstances of each order. We used $6.0 million in investing activities. Long-term debt (most of which was categorized as current at June 30, 2001) decreased $28.4 million to $72.0 million at June 30, 2001, from $100.4 million at December 31, 2000. Working capital and cash was $93.2 million and $8.0 million at June 30, 2001, compared to $75.2 and $13.0 million at December 31, 2000, respectively.

      Capital expenditures totaled $1.2 million for the six-month period ended June 30, 2001, compared to $6.8 million for the six-month period ended June 30, 2000. Depreciation expense was $4.7 million and $3.5 million for the six months ended June 30, 2001 and 2000, respectively.

      In order to pay down and facilitate a refinancing of our existing loans, we sold certain previously unfinanced lease receivables during the six-month period ended June 30, 2001, and applied net proceeds of $5 million to reduce our existing line of credit. At June 30, 2001, total borrowings under the line of credit were $22.2 million. Because we were in default under our credit facilities, all our borrowings under the credit facilities were classified as current at June 30, 2001.

     Fiscal Year Ended December 31, 2000

      Due to increased operating expenses, including increased loan fees and interest rates resulting from our defaults under our credit facilities, we experienced negative cash flow in 2000. Specifically, we used $25.2 million of cash to fund operations in the year ended December 31, 2000. In addition, we used $39.8 million in investing activities. Long-term debt (most of which was categorized as current at year end) increased to $100.4 million at December 31, 2000, from $10.8 million at December 31, 1999. Working capital and cash was $75.2 and $13.0 million at December 31, 2000 compared to $157.0 and $26.1 million at December 31, 1999.

      Capital expenditures totaled $13.8 million for the twelve months ended December 31, 2000, compared to $9.0 million for the six months ended December 31, 1999. Capital expenditures for the fiscal years ended June 30, 1999 and 1998 totaled $12.8 million and $10.0 million, respectively. Depreciation expense was $8.3 for the twelve months ended December 31, 2000, $3.2 million for the six months ended December 31, 1999 and $5.5 million and $4.1 million for the fiscal years ended June 30, 1999 and 1998, respectively.

      As required by the terms of the Forbearance and Modification Agreement which we entered into in December 2000 with our principal lenders, George Wallner, our Chairman and Chief Strategist and our principal stockholder, loaned $1.5 million to us under a promissory note bearing interest at 12% per annum. The maturity date of these promissory notes were each extended to September 15, 2001 in connection with the Third Extension to Forbearance and Modification which we entered into on May 16, 2001.

     Recent Events

      On May 24, 2001, our leasing subsidiary, Golden Eagle Leasing, Inc. securitized approximately $45 million of its equipment leases, based on total discounted contract balances on the closing date. The securitization was accomplished through the sale by Golden Eagle Leasing of these receivables on a non-recourse basis to Golden Eagle Funding Corp., a newly formed bankruptcy remote company. Golden Eagle Funding issued notes in the principal amount of approximately $32 million, which are secured by the lease receivables. The interest rate on the notes is 8.58% per annum and the notes mature on November 16, 2006.

      The securitization agreements provide for additional credit enhancements, including excess collateralization and the funding of a reserve account. In addition, the covenants under these agreements, among other things, require Golden Eagle Leasing to maintain certain financial ratios and to maintain credit facilities in an aggregate amount of at least $20 million dollars by August 24, 2001 and at least $30 million after January 24, 2002.

      In June 2001, we entered into certain interim financing arrangements pending the completion of the refinancing of our credit facilities. On June 4, 2001, we entered a Loan Agreement with a group of eight investors pursuant to which we borrowed an aggregate of $3.4 million. The loans bore interest at 7.5% per annum and had a maturity date of September 5, 2001. The promissory notes evidencing the loans were convertible into shares of our common stock at a conversion rate of $3.16 per share. On July 30, 2001, all of the notes plus accrued interest were converted into an aggregate of 1,088,342 shares of common stock. In connection with this borrowing, we issued to the lenders Series B Warrants to purchase up to 460,000 shares of our common stock in the aggregate at an exercise price of $3.16 per share. In addition, on July 30, we entered into a Stock Purchase Agreement with several investors, including four of the Series B Warrant holders, under which they purchased an aggregate of 1,745,201 shares of our common stock at a price of $4.2975 per share.

      On June 6, 2001, we borrowed $15 million from Michelle Investments LLC pursuant to a Loan and Security Agreement. The loan bore interest at 7.5% per annum and had a maturity date of June 6, 2002. In connection with the Michelle Investments loan, we granted to Michelle Investments a Series A Warrant to purchase up to 1.0 million shares of our common stock, subject to certain adjustments, at an exercise price of $3.19 per share. On July 31, 2001, we and Michelle Investments entered into a Stock Purchase Agreement under which Michelle Investments purchased 2,475,248 shares of our common stock at a price of $3.03 per share. Michelle Investments paid for the stock through a $7.5 million reduction of the outstanding balance under this loan. Concurrently with the issuance of these shares to Michelle Investments, we repaid the remaining balance of the loan out of funds available under our new credit facility.

      As a condition to obtaining forbearance from our principal lenders under our pre-existing loan agreements, and to secure the $3.4 million in loans above, George Wallner, our Chairman and Chief Strategist and our principal stockholder, agreed to loan us $3.1 million and to subordinate these loans to our other indebtedness, including our new lending facility.

      In August 2001, we replaced our principal credit facility with a new $45 million senior secured credit facility comprised of a $25 million revolving credit facility and two separate term loans for $5 million and $15 million. The maximum borrowing capacity under this facility is based on inventory and receivables levels and other factors. The borrowers under the new credit facility are Hypercom Corporation and seven of our domestic subsidiaries, and the guarantors consist of Golden Eagle Leasing and two of our foreign subsidiaries.

      The revolving credit facility, which has a term of three years, bears interest at the greater of 8% per annum or the prime rate plus 2%, and includes a $6 million letter of credit sub-facility. At closing, $12 million was available under the revolving credit facility, after repayment of existing debt and payment of closing costs. The $5 million term loan bears interest at the greater of 10% per annum or the prime rate plus 3%. The $5 million term loan is repayable in six principal installments of $833,333, with the first installment due on the seventh month following closing, and matures one year after closing. The $15 million term loan bears interest at the greater of 14% per annum or the prime rate plus 7%. The $15 million term loan is repayable in $250,000 principal installments, with the first installment due on the thirteenth month following closing, and matures three years after closing. At August 8, 2001, the prime rate used to compute interest rates under the new credit facility was 6.75%.

      Under the covenant provisions of the new credit facility, we have agreed to, among other things, maintain certain specified financial ratios and consolidated net worth, not make certain distributions with respect to our capital stock (including cash dividends), not make certain investments and not allow our subsidiaries to incur certain types and amounts of debt. In particular, subject to special exceptions, these covenants prohibit us from:

•	incurring any additional indebtedness;

•	incurring or permitting to exist any additional liens on our assets;

•	engaging in a change of control transaction or other fundamental change, such as a merger, recapitalization or liquidation;

•	disposing of our assets, including equipment and inventory, outside the ordinary course of business;

•	prepaying or modifying the terms of our existing indebtedness, except in connection with a permitted financing;

•	redeeming, repurchasing or paying dividends or other distributions on our capital stock;

•	engaging in certain transactions with our affiliates;

•	failing to maintain specified levels of EBITDA and tangible net worth and ratios of senior debt and total debt to EBIDTA; and

•	issuing or selling any prohibited preferred stock.

      As partial consideration for the senior secured credit facility, we issued to Ableco Holding LLC, an affiliate of one of our lenders, a Series C Warrant to purchase up to 375,000 shares of our common stock at an exercise price of $4.00 per share. The Series C Warrant is exercisable over a period of five years. The Series C Warrant may be exercised, at the same exercise price, for an additional 350,000 shares at every six-month anniversary of the issue date of the term loans while there remain amounts outstanding under the term loans. We also paid to Roth Capital Partners LLC, which assisted us in obtaining our new credit facility, a fee of $2.5 million and issued to it a Series D Warrant to purchase up to 312,477 shares of our common stock at an exercise price of $5.33 per share. The Series D Warrant is exercisable over a period of five years. This fee and the value of the Series C and D Warrants will be amortized as part of the loan costs, and effectively increase our interest rate.

Backlog

      As of June 30, 2001, we had backlog of $157.1 million, an increase of 34.3%, compared to the same date in 2000. This increase reflected a greater concentration of large orders for our new screen-based terminal offerings and longer than average delivery schedules of up to 24 months for many of these orders. In addition, approximately $20 million of our total backlog at June 30, 2001 was attributable to pending orders under our contract with the Brazil Health Ministry. Backlog at December 31, 2000 and December 31, 1999 was $108 million and $89 million, respectively.

      We include in our backlog all revenue specified in signed contracts and purchase orders to the extent that we contemplate recognition of the related revenue within one year. There can be no assurance that the contracts included in backlog will actually generate the specified revenues or that the actual revenues will be generated within such one-year period.

New and Proposed Pronouncements

      In June 1998, the Financial Accounting Standards Board issued a Statement of Financial Accounting Standards No. 133, (FAS 133), “Accounting for Derivative Instruments and Hedging Activities.” This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 (FAS 137), which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (FAS 138), “Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment to FASB Statement No. 133.” This statement amended certain provisions of FAS 133. Accordingly, we have adopted FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. This statement did not have a material effect on our financial statements.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The company is currently reviewing the impact of SFAS Nos. 141 and 142 and will be performing a fair-value analysis at a later date in connection with the adoption of SFAS No. 142 on January 1, 2002.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates in connection with our foreign operations and markets. Nevertheless, the fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates, due primarily to the short-term nature of the major portion of our investment portfolio.

      A substantial portion of our revenue and capital spending is transacted in U.S. dollars. However, we do at times enter into these transactions in other currencies, such as the Hong Kong dollar, Australian dollar, Brazilian Real and other Asian and European currencies. We were unable to continue our hedging strategies during the six-month period ended June 30, 2001 as a result of being in default with our lenders. We have since established revenue and balance sheet hedging programs to protect against reductions in value and cash flow volatility caused by changes in foreign exchange rates. Such programs are intended to reduce market risks, but do not always eliminate the impact of foreign currency exchange volatility. We incurred translation losses of $4.2 million during the six months ended June 30, 2001, principally from the unfavorable translation of our net foreign investments in Brazil and the United Kingdom.

      We do not purchase or hold any such derivative financial instruments for the purpose of speculation or arbitrage. See “Risk Factors — If we cannot manage additional challenges presented by our international operations, our revenues and profitability may suffer” elsewhere in this prospectus.

      The following summarizes foreign currency forward contracts and their fair value as of December 31, 2000. Such forward contracts settled during the first quarter of 2001, and were not renewed.

	Notional	Average
Contract	Amount	Rate	Fair Value

	(In thousands)		(In thousands)
Brazilian Real	$13,791	1.892	(423)
Australian Dollar	559	0.558	(3)
Argentine Peso	750	1.018	8

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

      Effective as of February 4, 2000, PricewaterhouseCoopers LLP was dismissed as our independent accountants. On February 9, 2000, we engaged Ernst & Young LLP as our independent accountants to audit our consolidated financial statements for the fiscal six months ended December 31, 1999. The decision to change independent accountants was approved by the Audit Committee of our Board of Directors. At our 2000 annual meeting, Ernst & Young was approved to audit our consolidated financial statements for the year ended December 31, 2000.

      PricewaterhouseCoopers’ reports on our consolidated financial statements as of June 30, 1999 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

      During our fiscal years ended June 30, 1999 and 1998, and for the period from July 1, 1999 through February 4, 2000, there were no disagreements between us and PricewaterhouseCoopers on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference to the subject matter of the disagreement in connection with its report. In addition, during our fiscal years ended June 30, 1999 and 1998, and for the period from July 1, 1999 through February 4, 2000, we did not experience any kind of event listed in paragraphs (a)(1)(v)(A) through (D) of Regulation S-K, Item 304.

      In connection with our engagement of Ernst & Young as our independent accountants for the fiscal six months ended December 31, 1999, neither we nor any person acting on our behalf, consulted Ernst & Young regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1) (iv) of Regulation S-K, Item 304, and the related instructions) or a reportable event as described in paragraph (a)(1) (v) of Regulation S-K, Item 304.

BUSINESS

Hypercom

      We are a leading global provider of electronic payment solutions that add value at the point-of-sale (POS) for consumers, merchants and acquirers. Our products include secure card payment terminals and web appliances, networking equipment and software applications for e-commerce, mobile commerce, smart cards and traditional payment applications.

      We operate through numerous divisions and more than 30 subsidiaries. Our principal divisions include:

•	Hypercom POS USA/ Canada, which is responsible for our POS payment system operations in the U.S. and Canada;

•	Hypercom International, which is responsible for international marketing, sales and distribution of our POS payment systems and enterprise networking products;

•	Hypercom Network Systems, which is responsible for our enterprise networking operations; and

•	Hypercom Manufacturing Resources which is responsible for all of our manufacturing operations.

      With worldwide headquarters in Phoenix, Arizona, we market our products in more than 100 countries through a global network of affiliates and offices in Argentina, Australia, Brazil, Chile, China, Germany, Hong Kong, Hungary, Mexico, Russia, Singapore, Sweden, the United Kingdom and Venezuela.

      We believe that we are the leading provider of POS terminals in the world, have the largest installed base in Latin America and are the third largest provider in Asia/ Pacific. In 2001, Card Technology Magazine ranked us as the industry leader based on unit shipments in 2000. Our total card payment systems provide a fast, flexible and secure global transaction environment. Card-based payment systems enable users to engage in payment and non-payment activities such as credit, debit and charge payments, electronic benefit transfers, loyalty systems, coupon programs and medical claims and payments.

      Our Network Systems unit develops, manufactures, markets and supports both standard and customized networking solutions to support POS systems. Network Systems also provides custom solutions for general networking purposes.

      We are the successor to an Australian company founded in 1978 by George Wallner, our Chairman and Chief Strategist. The company’s operations were primarily focused on Asian markets until 1987 when the company expanded its operations into the United States. On June 5, 1996, we reincorporated in Delaware, and shortly thereafter, through a series of corporate restructurings, became a U.S. holding company for the operations of the Australian company and its subsidiaries and affiliates.

Industry Background

      Stand-alone payment terminals were introduced over 18 years ago to provide the simple task of authorizing a credit card payment. Over the years, they have evolved from authorization-only devices into small computers capable of performing numerous applications, such as debit transactions and loyalty programs.

      In recent years, consumers demanding fast, convenient and secure methods of payment have increasingly preferred card-based payments. The increasing use of debit, credit and charge cards and the proliferation of new electronic payment methods and programs are driving the need for POS payment systems which:

•	support a wide array of payment and program options,

•	are scalable, flexible and cost-effective,

•	provide fast, secure data transmission, and

•	can work with existing legacy systems, which form the backbone of the electronic payments industry.

      Many of today’s installed base of POS terminals are relatively old and, we believe, need to be replaced to handle the increased volume and data-intensive applications which are projected for the POS market. In addition, the components of current POS payment systems typically are supplied by multiple vendors, which may affect interoperability, scalability and upgradeability.

      New electronic payment technologies are expected to facilitate the introduction of additional electronic payment applications. These include sophisticated customer loyalty programs and stored value (or “smart”) cards, and the use of POS systems in new vertical industries, such as health care and the electronic payment of government benefits, which is already available in several states and is required to be available for federal programs.

      In addition, merchants and banks are working together to eliminate processes which are costly and time consuming by combining legacy and new POS systems, including the use of the POS terminal for processing checks (check truncation) and retrieval of electronic signatures or receipts. In addition, the developing infrastructures of emerging markets, such as those in Eastern Europe, Russia and China, are expected to contribute to the increasing demand for electronic payment products.

      Today, the emerging trend in payment processing is toward customer-activated transaction terminals. As a result, the personal identification number entry device or “PIN pad” is being replaced by a touch-screen terminal that faces the customer. In addition to traditional financial transactions, the touch-screen terminal supports many new customer-activated applications such as loyalty programs. Management believes that this trend will initiate and sustain a replacement cycle as merchants will be motivated to upgrade their existing terminals.

      According to the Nilson Report newsletter, based in Oxnard, California, “four card-based systems — credit, debit, stored value and electronic benefits transfer — accounted for 25.6% of total consumer payments in 1998 up from 24.0% in 1997. By 2010, their share will increase to 47.1%. The biggest gain in market share of card payments will come from debit cards whose steadily increasing usage has the biggest effect on the declining use of checks and cash at the point of sale. Between 1998 and 2010 debit card volume will grow by 780%, credit card volume will increase by 163%, electronic benefit transfer card volumes will increase by 444% (as these cards replace paper food stamps), and stored-value cards (prepaid) card volume will increase by 481%. By 2005, stored-value and electronic benefit transfer cards will become larger payment systems than traveler’s checks and official checks are now.”

      Card payments through transaction terminals remain a critical application and they require specialized and secure payment devices that will continue to occupy a place on the merchant countertop. But the trend is toward cardholder-activated transactions. There is also an increased demand for electronic receipt capture. Additionally, the Internet has generated more e-commerce opportunities for merchant websites, advertising and loyalty programs. The combination of these demands has created the need for POS terminals to do more than just process payments with cards. The POS terminal is becoming a dual-function delivery platform — both an interactive payment device and an Internet appliance.

Products and Services

      We provide “system-level” products and services to our electronic transaction customers, including POS terminals and peripherals, PIN pads, network access controllers and Internet-enabled, value-added applications. We offer our customers a full range of functionality, from the basic to advanced, and can also provide networking and Internet functionality. In addition, we provide POS support services.

      Our terminal products include stand-alone terminals, compact terminals that have integrated printers and wireless terminals for specific industry applications, such as automobile rental, restaurants and temporary merchant locations. Our terminal products are designed for use with magnetic stripe cards, such as typical credit, debit or charge cards, as well as with smart or chip cards. Terminal functionality ranges from routine tasks, such as credit or debit authorization, electronic draft capture and electronic batch submission and settlement, to high level functions, such as customer loyalty programs, eligibility checking for health insurance or government benefits, time and attendance data collection reporting and Internet access through the terminal. These products feature a modular design to allow for easy upgrades as new technologies become available.

      The principal peripheral products that interface with our terminals include printers, PIN pads, receipt capture devices and communications products. Printers enable printing of customer receipts. PIN pads allow acceptance of magnetic-stripe and chip card-based debit cards and other forms of payment requiring a personal identification number, and allow for support of customer-activated stored value.

     Point-of-Sale

      ePic™.      Our comprehensive Internet-based retail countertop commerce and information system, called ePOS-infocommerce™, or ePic™, is the industry’s first Internet-enabled POS payment terminal and server system. ePic™ lets merchants support a range of Internet-based functions via our ICE™ series of touch-screen terminals. In addition to traditional secure payment processing functions, ePic™ supports e-mail, on-screen advertising, interactive electronic coupons, interactive loyalty programs, electronic receipt capture, branding programs and e-commerce.

      Hypercom ICE™ Products.      Our ICE™ family of products consist of powerful, multi-function touch-screen terminals incorporating a high-speed thermal printer, paper cutter, and our FastPOS™ modem technology. Our ICE terminal provides financial transaction technology incorporated with Internet-enabled functions and a highly interactive and intuitive user interface to support complex transactions with minimal user training.

      In addition to traditional credit and debit functions, the ICE terminal is designed to support payment options such as smart cards, and develop new business opportunities through customer loyalty management systems. Products in this family include the ICE 5000 and ICE 5500, the ICE 6000 for the multi-lane retail environment, ICE 6500, the ICE 4000 for wireless transaction environments and the Windows CE-based ICE 7000, for health-care, electronic benefit transfer and industrial-commercial markets.

      These ICE models utilize FastPOS, our 9600 bits per second (bps) modem technology, which facilitates transactions in approximately 6 seconds or less, and accommodates new, data-intensive applications such as electronic receipt capture. The ICE terminals are also used in conjunction with proprietary transaction software, which, among other features, includes functionality for secure Internet payments.

      FastPOS™ .     FastPOS is a fast-train modem that operates at 9600 bps, which is four to eight times faster than the 1200/ 2400 bps industry standard, thus providing a competitive advantage.

      ePicPortz Software.      ICE terminals and ePicPortz (formerly called Ascendent), a comprehensive family of front-end client/ server payment and data transaction processing software, supports electronic receipt capture, advertising at the point of sale and customer loyalty programs.

      With our ePicPortz Electronic Receipt Capture software, the receipt and signature are captured at the point of sale and stored electronically. This creates a completely paperless environment, which improves merchant efficiency and service and reduces charge-backs. Charge-back handling is completely automated as receipts are accessed electronically for satisfactory settlement. Merchants can view and retrieve receipts through the Internet with a standard browser, print the data, or send it electronically to the appropriate destination.

      To support advertising at the point of sale, the touch-screen on the ICE terminals can display the merchant logo, promotions, or other advertising. Onscreen messages can inform, cross-sell, motivate and build the brand image. Customized receipts with the merchant logo or advertising message may offer discounts for future purchases, extend advertising impact and encourage repeat business.

      Loyalty programs keep merchants in touch with their customers and inform customers of new rewards, alert them to special offers or simply remind them to use their credit or debit cards. Data secured with loyalty cards can be used to make personalized customer service improvements.

      ePicPortz RealPay™ is e-commerce payment processing software that enables Internet acquirers to cost effectively engage in secure online payment and transaction processing. RealPay helps Internet acquirers deploy and manage complex electronic and advanced financial applications. By using an advanced, modular design, RealPay provides a comprehensive set of financial interfaces that can be integrated into the existing technical infrastructure of a legacy system.

     ePicNetz

      ePicNetz, Inc. is our application service provider unit and is integral to our overall ePic™ corporate initiative. ePicNetz services are currently offered in two packages. The basic merchant service package has electronic receipt capture, an e-mail product, and an idle screen feature, which allows the merchant, bank or processor to take advantage of idle time on the terminal and project ads at the point of sale. The other package seeks to join the e-commerce world with the physical point of sale. The terminal can be tied directly to an e-commerce storefront. The merchant will be able to access the webstore through the terminal, print out a tear sheet, and distribute the products that have been purchased at their website.

Services and Other Software

      We provide a broad range of services related to our POS payment systems and networking products. We provide consulting services to:

•	assist with strategies and alternatives for POS payment systems,

•	assist in the design, installation, integration and management of POS payment systems, and

•	design customized software applications.

      We also provide deployment, training, technical assistance, help desk, maintenance, and leasing services for our products.

      Terminal Application Software. We work closely with our clients to develop standard and customized applications that operate on our terminals. To date, we have developed over 80 terminal software applications, ranging from entry-level credit and debit solutions to complex systems that support a comprehensive range of electronic payment and medical transaction functions. Among these software applications are specialized applications for specific markets such as lodging, restaurants, multi-lane retail and health care.

      Terminal Management Software. Every terminal application software program produced by us has a management and control module that interacts with our Term-Master Terminal Network Management System. Term-Master is designed to provide mission-critical functionality to users of our terminals. Term-Master is the basis for an integrated terminal management approach that supports multiple merchant locations, remote and automated downloading of terminal application software, multiple application software management, merchant terminal set-ups, performance monitoring and on-line diagnostics.

Networking and Connectivity

      Our Integrated Enterprise Networking™ family of products are Network Access Controllers that provide the networking hardware technology and communications infrastructure necessary to achieve, connectivity in the POS environment. Network Access Controllers are intelligent communications devices that provide a wide range of digital and analog interfaces, line concentration, protocol conversion, data concentration, transaction routing, backup transmission paths and multiple device interface capabilities that allow access to high-performance data communications networks. Our Integrated Enterprise NetworkingTM products greatly reduce operating costs, protect investments in current legacy networks and offer a wide range of network technologies, such as X.25, frame relay, asynchronous transfer mode, and Integrated Services Digital Network and protocol interfaces, including SNA and TCP/ IP. We deliver networking solutions for POS systems as well as design and deliver custom networks. The Network Access Controller product line also includes the MiniNAC2, which connects automated teller machines, POS terminals and PC or in-store controllers to existing hosts utilizing standard dial-up access.

Customers

      Our POS Systems’ customers are predominantly large domestic and international financial institutions, electronic payment processors, independent sales organizations and resellers. These customers generally have substantial POS payment system requirements. Our Network Systems’ customers generally consist of large financial institutions, retailers, electronic payment processors, resellers and other enterprises that have substantial branch networking requirements spanning an average of 200 sites. In any given year, select customers may account for a significant percentage of net revenue. Although no one customer accounted for more than 5% of our net revenue for the year ended December 31, 2000, the two largest customers accounted for 8.2% of our net revenue and the five largest customers accounted for 17.5% of our net revenue.

      We place special emphasis on offering high-performance, technologically-advanced POS payment system solutions and networking products to enable our customers to gain market share in their respective industries.

Sales, Marketing and Distribution

      We sell our POS payment system solutions through our direct sales force and through independent third-party resellers, including financial institutions, electronic payment processors and service providers. In fiscal 1999, we merged our domestic and international sales, marketing and operations personnel, which are now managed from our Phoenix, AZ headquarters.

      Our marketing programs include trade shows, press releases, press interviews, speaker engagements, training and technology seminars, sales collateral and white papers, print advertising, articles and newsletters supported by our marketing and technical publications group.

Financial Information about Industry and Geographic Segments

      For detailed financial information concerning our industry segments and foreign and domestic operations and export sales, refer to Note 16 of the Consolidated Financial Statements on page F-26 of this prospectus.

Leasing Company

      On January 10, 2000, our wholly-owned subsidiary, Hypercom Financial, Inc., completed the purchase of substantially all of the assets and business and the assumption of certain liabilities of Golden Eagle LLC, a micro-ticket leasing organization for POS terminals. Hypercom Financial subsequently changed its name to Golden Eagle Leasing, Inc. The purchase price paid at closing was $18.5 million in cash and $4.0 million in our common stock. The former owners of Golden Eagle LLC could earn an amount up to $32.5 million in our common stock over the next three years if certain financial objectives are met. These objectives were not met during fiscal 2000.

Cirilium Corporation

      Hypercom Network Systems also designed carrier class gateway products for the VoIP (Voice over Internet Protocol) market. In December 1999, we and Inter-Tel Incorporated, a Phoenix-based provider of business telephone systems, call, voice and data software, services and products, formed a joint-venture company called Cirilium Corporation to address service provider applications in the VoIP market. Hypercom Network Systems transferred its VoIP assets, technology and 46 staff resources to Cirilium Corporation. Cirilium targets the worldwide VoIP telephony system and equipment market. Its products combine Inter-Tel’s telephony core competencies (PBX call processing, internet protocol telephony products, computer telephone integration applications, voice processing software and long-distance calling services) with Hypercom’s carrier class VoIP gateways and electronic payment technology.

      As a result of an investment by Cirilium’s CEO during the third quarter 2000, we and Inter-Tel have become minority owners of Cirilium, and we discontinued accounting for our investment under the equity method. Under the equity method, we reported losses arising out of our investment in Cirilium through the nine months ended September 30, 2000 of $5.8 million. In the quarter ended September 30, 2000, we took a $4.1 million charge, writing off the balance of this investment.

Customer Service and Support

      Through our facilities in Phoenix, Arizona, we provide pre- and post-sales consulting and application software development. In addition, through our Horizon subsidiary, we provide support, installation services, deployment and customer support in addition to comprehensive repair facilities for our products in St. Louis, Missouri.

      We provide a five-year warranty on our POS terminal products and one- to five-year warranties on other products. We believe that our five-year warranty on POS terminal products has contributed significantly to our reputation for manufacturing high quality, reliable products, and that this warranty results in a lower total cost of ownership than competitors’ products.

Manufacturing

      Our primary manufacturing facility is in China, where we manufacture POS payment systems. We also manufacture POS products at our facilities in Arizona and Brazil. We also rely on third-party suppliers for certain components of our POS payment system products.

      To control product costs, we centrally manage our material requirements planning and bills of material from our Phoenix facility on an integrated computer system, which is networked to all Hypercom manufacturing centers. By managing our purchasing centrally, we are able to obtain discounts on volume purchases. We also strive to maintain sufficient flexibility in our purchasing to allow us to take advantage of favorable pricing in regional markets. Central management of purchases also assists us in ensuring that quality components are used in our products. Increased competition and pricing pressure, as well as rising manufacturing costs, have affected and may continue to affect margins.

Research and Product Development

      Since our inception, we have made substantial investments in research and development. With respect to our POS payment system products, our development efforts are focused on products, including both hardware and software, that support new technologies and payment products emerging in the electronic payments industry. We work closely with our customers to define new product concepts and identify emerging applications for both our hardware and software products. Development projects are evaluated through a management review process and assigned to our development centers based upon the potential value of the target markets, as well as the technology, staff resources and engineering expertise requirements.

      We design and develop all of our products and incorporate, where appropriate, technologies from third parties and those available in the public domain. Our product development units are principally headquartered in Phoenix, Arizona. Development staffs also are located in Australia, Dallas, Texas, Hong Kong, Singapore, Sweden, Brazil, Russia and the United Kingdom.

      The markets for our products are characterized by changing technology, evolving industry standards and frequent product introductions. Our management believes that our future success depends in large part upon our ability to continue to enhance our existing products and develop new products. We are dedicated to complying with industry standards and supporting important new standards as they emerge.

      At December 31, 2000, 173 of our employees were engaged in research and product development. In the periods ended December 31, 2000 and 1999, our research and development expenditures were $41.0 million and $34.0 million respectively. To date, a substantial majority of our research and development costs have been expensed as incurred. Beginning in the third quarter of fiscal 1999, we began capitalizing costs in relation to the development of specific software enhancements related to our ePicPortz software products. For the year ended December 31, 2000, the six months ended December 31, 1999 and fiscal 1999, we capitalized approximately $0.2 million, $0.7 million, and $2.0 million respectively, related to ePicPortz software products. Additionally, during the year ended December 31, 2000 and the six months ended December 31, 1999, we capitalized $2.3 million and $0.8 million, respectively, of development costs related to the development of our Windows CE, Web Browser and multi-lane products. Amortization of software development costs amounted to $0.9 million, $0.4 million, and $0 for the year ended December 31, 2000, the six months ended

December 31, 1999 and for the fiscal year ended June 30, 1999, respectively. We expect that during 2001 we will significantly reduce our expenditures for research and product development as a percentage of sales.

Seasonality

      We continue to experience some degree of seasonality. For this reason, net revenue and results of operations are stronger from July to December reflecting:

•	Increased POS purchases to satisfy increased retail demand during the holiday season;

•	Incentive programs that VISA and MasterCard offer from July to December to encourage merchants to offer card-based payment systems; and

•	Allocation of customers’ capital budgets by the end of March with volume shipments beginning in July.

Competition

      The markets in which we operate are highly competitive and are becoming increasingly more competitive. With respect to our POS payment system products, we compete primarily on the basis of ease-of-use, product performance, price, features, quality, the availability of application software programs, the number of third-party network host and telephone system certifications we have obtained for our products and application programs, rapid development, release and delivery of software products and customer support and responsiveness. Software products compete on the basis of functionality, scalability, quality and support.

      We compete with companies such as IBM, Siemens, NCR, ICL and Micros in the overall POS marketplace. In the POS terminal portion of the marketplace our primary competitors are VeriFone, Inc., a privately held domestic company, and Ingenico, a France-based company.

      Many of our current and potential competitors have significantly greater financial, technical and marketing resources than us, as well as better name recognition and a larger customer base. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products than us. We often face additional competitive factors in foreign countries, including preferences for national vendors and difficulties in obtaining necessary certifications and in meeting the requirements of government policies. See “Risk Factors — The markets in which we compete are highly competitive and subject to rapid technological change and price erosion” elsewhere in this prospectus.

Proprietary Rights

      Our success is attributable in part to our proprietary technology. We rely upon patents, copyrights, trademarks and trade secret laws to establish and maintain our proprietary rights in our technology and products.

      We currently hold patents issued in the U.S. and several other countries relating to a POS terminal configured with a substantial portion of its functionality at a remote processor and to a POS terminal with replaceable printer cartridge. We have determined to abandon our United States and foreign patents relating to the POS terminal with replaceable printer cartridge. The remote processor-related patents will expire: (i) in 2015 in the United States and the Philippines (ii) in 2016 in Australia, Canada, Japan, Mexico, New Zealand, the Czech Republic, Hungary, Poland, the Russian Federation, Singapore, South Africa and Turkey, and (iii) in 2017 in South Korea. We also have a number of pending U.S. and foreign patent applications relating to our POS terminal products as well as our Integrated Enterprise NetworkingTM product family.

      We currently hold trademark registrations in the U.S. and 33 other countries for the “Hypercom” mark and logo. In addition, we have 13 other U.S. federal trademark registrations and 22 other pending U.S. federal trademark applications.

      We embed copyright notices in our software products advising all users that the software is owned by Hypercom. We also place copyright notices on documentation related to these products. We routinely rely on contractual arrangements to protect our proprietary software programs, including written contracts prior to product distribution or through the use of shrink-wrap license agreements. We typically do not obtain federal copyright registrations for our software.

      There can be no assurance that other parties will not develop products or technologies that are equivalent or superior to those of Hypercom, or that any patents, copyrights, confidentiality agreements and internal safeguards upon which we rely will be adequate to protect our interests. See “Risk Factors — If we are unable to adequately protect our proprietary technology, our competitors may develop products substantively similar to our products and use similar technologies, which may result in the loss of customers” elsewhere in this prospectus.

Industry Standards and Government Regulation

      Before product sales are completed in the United States, our products must:

•	meet industry standards as imposed by VISA, MasterCard, and others;

•	be certified to connect to some public telecommunications networks;

•	comply with Federal Communications Commission regulations; and

•	comply with Underwriters Laboratories’ regulations.

      We must also comply with state, federal, and international laws governing such areas as occupational health and safety, minimum wages, work hours and overtime, retirement and profit-sharing plans and severance payments, and the use, storage, handling, and disposal of dangerous chemicals. Before completing sales in foreign countries, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities, and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. These standards in part reflect their currently installed equipment. Some public carriers have equipment that does not fully meet current industry standards. We must address this issue in designing enterprise-networking products. Although we believe our products currently meet all applicable industry standards, we cannot guarantee that our products will comply with future standards. In addition, carriers set the tariffs that govern rates for public telecommunications services, including their features and capacity. These tariffs are subject to regulatory approval. Changes in the tariffs could have a material adverse effect on our business and financial condition.

Employees

      As of August 1, 2001, we employed 1,814 persons, including, in the U.S., 51 in manufacturing, 257 in service and support, 52 in sales and marketing, 173 in research and development and 202 in finance and administration. Approximately 1,079 of the employees were in international locations.

      None of our employees is represented by a labor union, and we consider our relations with our employees to be positive. We have experienced no work stoppages.

      Competition for technical personnel in our industry is intense. To date, we have been successful in recruiting and retaining qualified employees, but there is no assurance that we will continue to be successful in doing so in the future. Our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

Properties

      Our principal administrative facility is located in Phoenix, Arizona, where we own an approximate 142,000 square foot building. We lease an adjacent 23,800 square foot building for Hypercom Network Systems. The lease expires August 31, 2011.

      We lease an approximate 15,000 square foot facility in Sydney, Australia, own an approximate 23,000 square foot office floor in Hong Kong, and own an approximate 17,000 square foot facility in Brazil. The latter is utilized for additional POS manufacturing capacity.

      We also lease office space in Arizona, Connecticut, Florida, Georgia, Maryland, Missouri and New York. Facilities in Texas, China, Singapore, Sweden, Japan, Chile, Argentina, Venezuela, Mexico, Russia, Hungary and the United Kingdom, all are dedicated primarily to POS sales and support, with the exception of China, which contains our primary manufacturing facility. We believe that our facilities are adequate for our operations and will be sufficient for the foreseeable future.

Legal Proceedings

      From time to time, we may become involved in routine litigation. Currently, we are not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

      Our Board of Directors presently consists of seven members. Our directors are divided into two classes, with each class being elected and serving for a two-year term. (See “Description of Capital Stock — Anti-Takeover Law and Certain Bylaw Provisions” elsewhere in this prospectus). Each of our directors serves until the second annual meeting of our stockholders that follows the date on which he or she was elected to our Board. Our executive officers serve at the discretion of our Board of Directors and hold office until their successors are chosen and qualified or until their earlier retirement, resignation or removal from office. Except as described below, there are no family relationships among any of our directors or executive officers.

      Information concerning our directors and executive officers is set forth in the following table, including his or her name, age, positions and offices with Hypercom.

			Director
Name	Age	Position with Hypercom	Since

George Wallner	50	Chairman of the Board and Chief Strategist	1978
Christopher S. Alexander	52	President, Chief Executive Officer and Director	2000
Albert A. Irato	62	Vice Chairman of the Board	1992
Jane Evans	56	Director	2000
Jock Patton	55	Director	1999
William Keiper	50	Director	2000
Daniel D. Diethem	38	Director	2001
Jonathon E. Killmer	60	Executive Vice President, Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer and Secretary	—
Jairo Gonzalez, Jr.	39	President, Hypercom Transaction Systems Group	—

      The business experience of each of the directors, executive officers and key employees is set forth below.

      George Wallner has served as our Chairman of the Board and Chief Strategist since November 1, 2000. Mr. Wallner serves as a Class I director, and his term expires at the 2002 Annual Meeting. Until October 31, 2000, Mr. Wallner served as our President and Chief Executive Officer. He also served as Chairman of our Board of Directors from 1978, when he founded Hypercom, until June 30, 1999, when he became President and Chief Executive Officer. Mr. Wallner received a degree in electrical and communications engineering from the Kando Kalmau Technical College of Budapest. George Wallner is the brother of Paul Wallner, a significant stockholder and former director of Hypercom.

      Christopher S. Alexander has served as our President and Chief Executive Officer since November 1, 2000. Mr. Alexander became a director of Hypercom on November 1, 2000. He serves as a Class II director, and his term expires at the 2003 Annual Meeting. Mr. Alexander joined Hypercom in 1993 as Chief Operation Officer of Hypercom International, a position he held for five years. In 1998, Mr. Alexander was named Executive Vice President of Global Operations. In July 1999, he became President, Hypercom Transaction Systems Group, where he was responsible for worldwide POS and multi-lane markets, and the Horizon Group, a national distributor of equipment that also provides a variety of other services and custom programs. Prior to joining Hypercom, Mr. Alexander served as Vice President, Treasurer and Chief Financial Officer for the Lawrin Company from 1992 to 1993. From 1988 to 1992, Mr. Alexander served as President and Chief Executive Officer of the Washington Manufacturing Company. From 1982 to 1988, Mr. Alexander served as Administrative Vice-President and Treasurer for Dataplex Corporation. Mr. Alexander received his B.S. degree in Industrial Management from the Georgia Institute of Technology and his MBA in Finance from Georgia State University.

      Albert A. Irato has served as our Vice Chairman of the Board of Directors since November 1, 2000. He serves as a Class I Director, and his term expires at the 2002 Annual Meeting. From July 1, 1999 until October 31, 2000, Mr. Irato served as our Chairman of the Board. From October 1992 until June 30, 1999, Mr. Irato served as our Vice Chairman of the Board of Directors, President Chief Executive Officer, as well as President and Chief Executive Officer of Hypercom U.S.A., Inc., our wholly-owned subsidiary responsible for POS operations in the United States and Canada. From 1985 until 1992, Mr. Irato served in various management capacities at American Express Corp. Mr. Irato also served as Chairman of the Board of the Electronic Funds Transfer Association headquartered in Washington, D.C.. Mr. Irato holds a B.S. from Spring Hill College and an advanced management degree from the Darden School of the University of Virginia.

      Jane Evans has served as a director of Hypercom since July 18, 2000. She serves as a Class I director, and her term expires at the 2002 Annual Meeting. Ms. Evans is a nationally recognized retailing, consumer marketing and telecommunications executive. Since May 2001, she has been President and CEO of Arizona-based Opnix, a software company focussed on solutions for internet traffic problems. Prior to that, she was President an CEO of Gamut Interactive (formerly SmartTV), the first electronic wallet for the mass market from April 1995 to April 2001, when it filed for bankruptcy. Ms. Evans has held senior management positions with US West Communications, Interpacific Retail Group, Montgomery Securities, General Mills and Fingerhut. Ms. Evans is a member of the Board of Directors of Philip Morris Companies, Inc., Georgia-Pacific Corporation and KB Home Corporation, Petsmart Inc., and Main St. & Main. She has previously served as a director of The Equitable, Edison Bros. Stores, Inc., and the LPGA. Ms. Evans is a graduate of Vanderbilt University. She has also studied at the Fashion Institute of Technology and at L’Universite d’Aix-Marseille, Aix-en-Provence, France.

      Jock Patton has served as a director of Hypercom since January 19, 1999. He serves as a Class II director, and his term expires at the 2003 Annual Meeting. From 1992 to 1997, Mr. Patton served as a director and the President of StockVal, Inc., a registered investment advisor providing securities analysis software and proprietary data to mutual funds, major money managers and brokerage firms worldwide. From 1972 to 1992, Mr. Patton was a partner in the law firm of Streich Lang where he founded and headed that firm’s corporate/securities practice group. Mr. Patton currently serves on the board of directors of JDA Software Group, Inc. and is Trustee of over thirty ING Pilgrim mutual funds with aggregate invested assets in excess of $13 billion. Mr. Patton is also a director of several privately held companies, including National Airlines, Inc., a Las Vegas-based airline. Mr. Patton holds both a B.A. in Political Science and a law degree from the University of California.

      William Keiper has served as a director of Hypercom since April 12, 2000. He serves as a Class II director, and his term expires at the 2003 Annual Meeting. Since 1998, Mr. Keiper has served as a director and President of Martin Wolf Associates Incorporated, a mergers and acquisitions firm serving middle market information technology services, consulting and e-Commerce companies. Mr. Keiper is President of its related company, Martin Wolf Securities LLC, a NASD securities firm. Mr. Keiper is currently a member of the board of directors of JDA Software Group, Inc. Prior to joining Martin Wolf Associates, Mr. Keiper was Managing Director of Software Equity Group, LLC. He served as an officer and member of the board of directors of Artisoft, Inc. from January 1991 to October 1997, including as the Chairman and Chief Executive Officer from 1993 to 1997, and he held various executive positions with MicroAge, Inc., including President and Chief Operating Officer from 1986 to 1991. Mr. Keiper’s education includes a B.S. in Finance from Eastern Illinois University, a law degree from Arizona State University and a Masters of International Management Degree from the American Graduate School of International Management.

      Daniel Diethelm has served as a director of Hypercom since August 13, 2001. He serves as a Class II director, and his term expires at the 2003 Annual Meeting. Since 1998, Mr. Diethelm has served as Co-Manager and Managing Director of Sudan Funding, LLC, which acts as a manager, investor and consultant primarily in turnaround situations. Mr. Diethelm has served on the board of directors of Western International University since June 2001. From January 2000 to January 2001, Mr. Diethelm was the President and Chief Executive Officer of Aeropower Resources, Inc., a Rolls-Royce model 250 gas turbine Authorized Maintenance Center and FAA repair station. From 1991 to 2000, Mr. Diethelm served as Chief Executive Officer of

Sebec Corporation, a management, investment and consulting firm. Mr. Diethelm also served as Chief Operating Officer and Senior Analyst at Gould Research, Inc., an investment management software and database development company, from 1984 to 1991, and as a member of the Gould Research, Inc. board of directors from 1986 to 1991. Mr. Diethelm has been a chartered financial analyst since 1986 and his education includes a Bachelors of Science in Business Administration from the University of Arizona.

      Jonathon E. Killmer joined Hypercom in January 1999 as Senior Vice President and Chief Financial Officer. In July 1999, he became our Executive Vice President, Chief Financial Officer and Chief Administrative Officer, and on November 1, 2000, he was named Chief Operating Officer. Mr. Killmer is directly responsible for managing our legal, human resource and information systems operations, in addition to directing the company’s finances, investor relations, strategic planning and mergers and acquisitions. From October 1996 through October 1998, Mr. Killmer served with Digi International Inc., Minneapolis, as Senior Vice President, Chief Financial Officer, Treasurer and Chief Administrative Officer. Prior to that, he served with Coopers & Lybrand (now PricewaterhouseCoopers), where he was elected Partner in 1974, and Managing Partner of the St. Louis office one year later. In 1990, Mr. Killmer became Managing Partner of the Minneapolis office of Coopers & Lybrand. He also served on the firm’s Governing Board and was Regional Managing Partner of the firm’s Midwest group of offices. Mr. Killmer holds a BSBA in Business Administration (cum laude) and a Master of Arts in Accountancy from the University of Missouri-Columbia.

      Jairo Gonzalez, Jr. joined Hypercom in 1990 as President, Hypercom International where he was responsible for international marketing, sales and distribution of POS terminal systems. In 1999, Mr. Gonzalez became President of our Emerging Markets Group and also served as interim President of our wholly-owned subsidiary, ePicNetz, Inc. Mr. Gonzalez holds a B.A. in political science from the University of Oregon.

     Committees of the Board of Directors

      Our Board of Directors has a standing Compensation Committee, Audit Committee and Strategic Planning Committee. Our Board does not maintain a standing nominating committee or other committee performing similar functions. The function of nominating our directors is carried out by the entire Board of Directors.

      The Compensation Committee presently consists of Jane Evans, Will Keiper and Jock Patton, all of whom are non-employee members of the Board of Directors. The Compensation Committee reviews all aspects of compensation of our executive officers and makes recommendations on such matters to the full Board of Directors. The Compensation Committee also administers our 1997 Long-Term Incentive Plan and our 2000 Broad-Based Plan. For further information on these plans, see “Executive Compensation.”

      The Audit Committee presently consists of Jane Evans, Will Keiper and Jock Patton. The Audit Committee makes recommendations to the Board of Directors concerning the selection of independent auditors, oversees the audit and non-audit activities of both independent accountants and our internal audit staff, reviews our financial statements and receives and accepts the report of our independent auditors. In connection with these activities, the Audit Committee meets separately and privately with our independent auditors to ensure that the scope of their activities has not been restricted and that adequate responses to their recommendations have been received and considers such other matters in relation to the external audit of our financial affairs as may be necessary or appropriate in order to facilitate accurate and timely financial reporting. From time to time, the Audit Committee may also review proposals for major transactions in which we may participate.

      The Strategic Planning Committee consists of George Wallner, Jock Patton and Will Keiper. The Strategic Planning Committee reviews potential acquisitions, dispositions and other strategic initiatives.

     Director Compensation

      Each of our non-employee directors receives a quarterly fee of $5,000. Each director also receives $1,250 for attending each meeting of our Board of Directors in person or $500 for attending by telephone. No compensation is payable for attending meetings of the Compensation Committee or Audit Committee. Each non-employee director is also reimbursed for reasonable travel expenses incurred in connection with attendance at Board and Board Committee meetings.

      Under our Non-Employee Director Stock Option Plan, each newly elected non-employee director receives an option to purchase 6,250 shares of our common stock. Each non-employee director also receives an option to purchase 6,250 shares of our common stock each year. These options vest and become exercisable one year after the date of grant, permitting the holder to purchase shares at their fair market value on the date of grant, which in 2000 ranged from $12.31 to $14.56 per share. Unless earlier terminated, forfeited or surrendered pursuant to such plan, each option granted will expire on the tenth anniversary of its date of grant.

      In addition to the foregoing, Jock Patton receives $25,000 per year for his services to us as Lead Director and was awarded a $50,00 bonus and an additional 100,000 options in July 2001 for his service to us, including his assistance in negotiating with our previous lenders and in advising management regarding our recent equity transactions and new lending arrangements.

      We do not compensate those of our directors who are also officers of Hypercom for their services as directors.

Summary Compensation Table

      The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to us during the year ended December 31, 2000, the transition period from July 1, 1999 to December 31, 1999 and the fiscal years ended June 30, 1999 and 1998 of those persons who were, at December 31, 2000 our Named Executive Officers. For purposes of this disclosure, the “Named Executive Officers” consist of (i) each person who served as our Chief Executive Officer during 2000, (ii) our next most highly compensated executive officers who served as executive officers at December 31, 2000, and (iii) additional individuals who would have been reported under item (ii) but for the fact that they were not serving as executive officers for us at December 31, 2000.

					Long-Term
					Compensation
					Awards
		Annual Compensation
					Securities
				Other Annual	Underlying	All Other
		Salary	Bonus	Compensation	Options/	Compensation
Name and Principal Position	Year*	($)	($)	($)	SARs#	($)

George Wallner	C2000	$483,846	—	—	—	—
Chairman of the Board	C1999	$500,000	—	$8,087	—	—
and Chief Strategist(1)	T1999	$250,000	—	—	—	—
	1999	$500,000	—	—	—	—
	1998	$530,000	—	—	—	—
Christopher Alexander	C2000	$250,000	$103,753	—	14,000	—
President and Chief	C1999	$211,636	—	$14,981	235,000 (3)	—
Executive Officer(2)	T1999	$107,692	—	—	—	—
	1999	$168,462	—	$8,202	60,000	—
	1998	$140,501	—	$4,926	—	—
Jairo Gonzalez, Jr.	C2000	$300,000	$104,271	—	—	—
President, Hypercom	C1999	$280,866	$8,015	$12,460	50,000	—
Transaction Systems	T1999	$143,365	—	—	—	—
Group(4)	1999	$271,077	—	—	—	—
	1998	$269,181	—	—	—	—
Jonathon Killmer	C2000	$296,925	$50,000	$66,291 (6)	10,000	—
Chief Financial Officer	C1999	$235,577	—	$79,671 (6)	350,000	—
and Chief Operating	T1999	$125,000	—	—	—	—
Officer(5)

*	In 1999, we changed our fiscal year end to December 31 from June 30, effective December 31, 1999. Accordingly C2000 and C1999 denote Calendar Year 2000 and Calendar Year 1999, respectively. T1999 denotes the six-month transition period from July 1, 1999 to December 31, 1999. 1999 and 1998 denote fiscal years beginning July 1, 1998 and 1997, respectively and ending June 30, 1999 and 1998, respectively.

(1)	Effective November 1, 2000, Mr. Wallner was elected Chairman of the Board and Chief Strategist and resigned his position as Chief Executive Officer and President.

(2)	Effective November 1, 2000, Mr. Alexander was elected President and Chief Executive Officer and resigned his position as President, Hypercom Transaction Systems Group. He was also elected to our Board of Directors. Mr. Alexander’s salary was increased to $310,000 effective with his appointment as President and CEO, Hypercom Corporation.

(3)	Includes the 60,000 options listed as being issued in the later part of Fiscal Year 1999.

(4)	Effective November 1, 2000, Mr. Gonzalez was elected President, Hypercom Transaction Systems Group and resigned his position as Senior Executive Officer.

(5)	Effective November 1, 2000, Mr. Killmer was elected Chief Operating Officer. Mr. Killmer joined Hypercom on January 18, 1999 as Senior Vice President and Chief Financial Officer. In July 1999, he became Executive Vice President and also Chief Administrative Officer.

(6)	This reflects relocation expense compensation in both 1999 and 2000.

Options/ SAR Grants in Last Calendar Year

      The table below sets forth information with respect to the grant of stock options to our Named Executive Officers during the twelve-month period ending December 31, 2000.

					Potential Realizable
					Value at Assumed
		Percent of Total			Annual Rates of Stock
	Number of	Options Granted			Price Appreciation for
	Securities	to Employees In	Exercise or		Option Term
	Underlying	12-Month Period	Base Price	Expiration
Name	Options Granted	ending 12/31/00	($/Share)	Date	5%	10%

George Wallner	—	—	—	—	—	—
Christopher Alexander(1)	14,000	0.52%	$13.625	4/6/10	$119,962	$304,006
Jairo Gonzalez	—	—	—	—	—	—
Jonathon Killmer(2)	10,000	0.37%	$13.625	4/6/10	$85,687	$217,147

(1)	Such options vesting over a ten (10) year period unless sales and earnings targets established for Mr. Alexander were achieved during the twelve months beginning January 1, 2000, in which case the vesting period for the options would accelerate and immediately vest and become exercisable. In 2000, these sales and earnings targets were not met. All options to officers have a clause which would cause the options to become fully exercisable upon a change of control.

(2)	Such options vesting over a ten (10) year period unless sales and earnings targets established for Mr. Killmer were achieved during the twelve months beginning January 1, 2000, in which case the vesting period for the options would accelerate and immediately vest and become exercisable. In 2000, these sales and earnings targets were not met. All options to officers have a clause which would cause the options to become fully exercisable upon a change of control.

Aggregated Option/ SAR Exercises in Last Calendar Year and Calendar Year-End Option/ SAR Values

      The following table sets forth information concerning the value of each Named Executive Officer’s unexercised options at December 31, 2000.

			Number of Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired on		Fiscal Year End (#)		Fiscal Year End ($)(1)
	Exercise	Value
Name	(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

George Wallner	—	—	—	—	—	—
Christopher Alexander(2)	—	—	89,500	234,500	—	—
Jairo Gonzalez(3)	—	—	865,000	260,000	—	—
Jonathon Killmer(4)	—	—	122,500	237,500	—	—

(1)	Options are considered “in the money,” if the fair market value of the underlying securities exceeds the exercise price of the options. At December 31, 2000, all the options in the table had exercise prices greater than the fair market value (the closing price of our common stock as reported on The New York Stock Exchange was $3.125 on December 29, 2000).

(2)	Mr. Alexander was granted 14,000 stock options at $13.625 in 2000. At December 31, 2000, in addition to those options, Mr. Alexander had 75,000 stock options outstanding at $6.40 a share, 175,000 stock options outstanding at $9.563, and 60,000 stock options outstanding at $10.375.

(3)	At December 31, 2000, Mr. Gonzalez had 1,075,000 stock options outstanding at $6.40 a share and 50,000 stock options outstanding at $9.563.

(4)	Mr. Killmer was granted 10,000 stock options at $13.625 in 2000. At December 31, 2000, in addition to those options, Mr. Killmer had 250,000 options at an exercise price of $10.375 per share and 100,000 options at an exercise price of $8.063 per share.

Long-Term Incentive Plan

      In November 1996, our Board of Directors adopted, and our stockholders approved, the Hypercom Corporation Long-Term Incentive Plan (the “LTIP”). Under the LTIP, we may grant incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, dividend equivalents, and other common stock-based awards to our employees, consultants and advisors. We believe that the LTIP promotes the success and enhances the value of Hypercom by linking the personal interests of participants to those of our stockholders and providing participants with an incentive for outstanding performance. The total number of shares of our common stock available for awards under the LTIP is 6,000,000 subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to our total number of issued and outstanding shares of common stock. No single participant may receive awards covering in the aggregate more than 1,875,000 shares of common stock.

      The LTIP is administered by the Board of Directors or a committee that is appointed by, and serves at the discretion of, the Board of Directors consisting of at least two nonemployee directors. Our Board of Directors or the committee, as the case may be, has the exclusive authority to administer the LTIP, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards. Upon a change of control of Hypercom, in the sole discretion of our Board of Directors or the committee, as the case may be, every award outstanding under the LTIP may become fully exercisable. Awards granted under the LTIP may not be sold, transferred, pledged, assigned or otherwise alienated, other than by will or by the laws of descent and distribution.

1997 Employee Stock Purchase Plan

      In September 1997, our Board of Directors adopted, and our stockholders approved, the Hypercom Corporation 1997 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan allows eligible employees of Hypercom to purchase shares of our common stock through periodic payroll deductions. The initial offering period commenced upon our initial public offering in 1997 and extended through June 30, 1998, with subsequent offering periods originally beginning every six months thereafter. These periods became every three months effective November 16, 1999. The Purchase Plan provides that at the end of each offering period, payroll deductions for the offering period are used to purchase shares of our common stock for each participant’s account at a price equal to 90% (changed to 85% effective November 16, 1999) of the fair market value of our common stock on either the first or last day of the offering period, whichever is less. Payroll deductions under the Purchase Plan are limited to 10% of each eligible employee’s earnings during the offering period, and no single participant will be granted an option to purchase shares with a value in excess of $25,000 for each calendar year. Our Board of Directors has reserved 625,000 shares of our common stock for issuance under the Purchase Plan, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Under the Purchase Plan, for the year ended December 31, 2000, the six month period ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998, we sold 83,641, 34,508, 79,133 and 0 shares to our employees at weighted average prices of $9.16, $8.61, $9.09 and $0 per share, respectively.

      The purchase right of a participant will terminate automatically in the event the participant ceases to be an employee of Hypercom or any of our subsidiaries, and any payroll deductions collected from such individual during the offering period in which such termination occurs will be refunded.

401(k) Retirement Savings Plan

      Under our 401(k) retirement savings plan, adopted in January 1993, eligible employees may direct that an amount up to the lesser of 15% of their compensation or a statutory maximum be withheld by us and contributed to their respective accounts. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan’s trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. We may, at management’s discretion, make matching contributions under the 401(k) plan. Matching contributions vest at a rate of 20% per year beginning after a participant’s second full year of service. All matching contributions are fully vested following the participant’s sixth year of service. Our contributions for the year ended December 31, 2000, the six-month period ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998, were approximately $1,119,000, $439,000, $867,000 and $36,000 respectively.

      Beginning with fiscal year 1999, we have paid a matching contribution each pay period of 50% of each participating employee’s contributions, up to 6% of such employee’s compensation, to the federal limit of $10,500 per calendar year.

      Amounts contributed to participant accounts under our 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement, or termination of employment.

Nonemployee Directors’ Stock Option Plan

      In September 1997, our Board of Directors adopted, and our stockholders approved, the Hypercom Corporation Non-employee Directors’ Stock Plan (the “Director Plan”) to attract and retain independent directors. The Director Plan is administered by a committee appointed by our Board of Directors. The Director Plan originally provided for an initial grant to each director of Hypercom of an option to purchase 6,250 shares of our common stock immediately following our initial public offering. In addition, each individual who first becomes a director after the date of the initial grant of options is granted an option to purchase 6,250 shares of our common stock, and receives an annual grant of options to purchase 6,250 shares of our common stock. The aggregate number of shares of our common stock subject to the Director Plan may not exceed 93,750, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Options granted under the Director Plan are fully vested and become fully exercisable on the first anniversary of the date of grant and have a term of ten years. The exercise price per share under the Director Plan is equal to the fair market value of such shares upon the date of grant. In general, options may be exercised by payment in cash or a cash equivalent, previously acquired shares having a fair market value at the time of exercise equal to the total option exercise price or a combination thereof.

      Options exercisable upon the date of death or disability of any non-employee director remain exercisable for one year after the date of death or disability of such non-employee director. If a non-employee director’s service on our Board of Directors is terminated for any reason other than for death or disability, all options which are exercisable remain exercisable for 90 days after the date of termination. Upon a change of control of Hypercom, every option will become fully exercisable. Options granted under the Director Plan may not be sold, transferred, pledged, assigned or otherwise alienated, other than by will or by the laws of descent and distribution.

2000 Broad-Based Stock Incentive Plan

      In July 2000, our Board of Directors approved the Hypercom Corporation 2000 Broad-Based Stock Incentive Plan (the “2000 Plan”) which allocates 5,000,000 shares of our common stock for issuance at the Board’s discretion. The 2000 Plan authorizes the issuance of non-qualified stock options and restricted stock awards, the majority of which must be issued to our employees who are not officers or directors. Non-qualified stock options issued under the 2000 Plan become exercisable over a period determined by our Board of Directors, and expire after a period determined by our Board of Directors.

Employment, Severance and Change of Control Arrangements

      We employ Albert A. Irato under an agreement dated effective January 1, 1997 which expires on December 31, 2001. This agreement provides, among other things, for an annual base salary of $322,000, with annual adjustments up to a maximum of $422,000, an automobile allowance, participation in our benefit plans and certain other fringe benefits. Pursuant to the agreement, Mr. Irato was granted options, in addition to the 790,000 vested options previously granted to him, to purchase 257,500 shares of our common stock at an exercise price of $6.40 per share. One-half of these options vested immediately and the remaining one-half become exercisable over five years at the rate of 20% per year beginning on January 1, 1998. If we terminate Mr. Irato’s employment without cause or by reason of his death or disability, or if a change of control of Hypercom occurs, all of Mr. Irato’s options will vest immediately. If we terminate Mr. Irato’s employment without cause, he will receive for a period of one year following termination an amount equal to his annual salary on the date of termination.

      Mr. Irato’s employment agreement also contains a non-compete provision pursuant to which Mr. Irato has agreed that he will not, during his employment and for one year after any termination of his employment, participate or assist in the ownership or operation of any business similar to or competitive with Hypercom. Mr. Irato may terminate his employment with Hypercom at any time.

      We employ Jairo Gonzalez, President of Hypercom Transaction Systems Group, under an agreement which expires on December 31, 2001. Mr. Gonzalez’s employment agreement provides, among things, for an annual base salary of $250,000, with annual adjustments up to a maximum of $300,000, an automobile allowance, participation in our benefit plans and certain other fringe benefits. Pursuant to the agreement Mr. Gonzalez was granted options to purchase 1,075,000 shares of our common stock at an exercise price of $6.40 per share. One-half of these options vested immediately and the remaining one-half become exercisable over five years at the rate of 20% per year beginning January 1, 1998. If we terminate Mr. Gonzalez’s employment without cause or by reason of his death or disability, or if a change of control of Hypercom occurs, all of Mr. Gonzalez’s options will vest immediately. If we terminate Mr. Gonzalez’s employment without cause, he will receive for a period of one year following termination an amount equal to his annual base salary on the date of termination.

      Mr. Gonzalez’s employment agreement also contains a non-compete provision pursuant to which Mr. Gonzalez has agreed that he will not, during his employment and for one year after any termination of his employment, participate or assist in the ownership or operation of any business similar to or competitive with Hypercom. Mr. Gonzalez may terminate his employment with Hypercom at any time.

      Although we have no current plans to enter into employment agreements with any of our other executive officers or key employees, we intend to review the desirability of such employment agreements from time to time in the future.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

      Since the closing of our initial public offering in November 1997, all transactions between Hypercom and our affiliated entities, executive officers, directors or significant stockholders are approved by a majority of our independent directors. We believe these transactions, except the non-interest bearing loans described below, are on terms no less favorable to us than we could obtain from non-affiliated parties.

      In fiscal 1997, we made non-interest bearing loans to George Wallner, our Chairman of the Board and Chief Strategist (effective November 1, 2000), and to Paul Wallner, a significant stockholder and George Wallner’s brother who formerly served as a director of Hypercom and President of Hypercom Network Systems, each in the principal amount of $749,000. As of December 31, 2000, George Wallner’s and Paul Wallner’s net amount outstanding to Hypercom was $749,000 and $749,000, respectively. The loans are due in full in March 2004.

      In December 2000, we received $1.5 million in cash in exchange for a note payable to George Wallner. The note, which bears interest at 12% annually, had an original maturity date of February 1, 2001. In March 2001, Mr. Wallner provided us with an additional $1 million in cash in exchange for a second note payable to him. The second note, which also bears interest at 12% annually, was due upon thirty days notice. In June 2001, Mr. Wallner provided us with a further $600,000 in cash in exchange for a third note payable to him. This third note, which also bears interest at 12% annually, matures on September 15, 2001. In connection with this third note, Mr. Wallner permitted us to amend and restate the first two promissory notes to provide for the extension of their respective maturity dates to September 15, 2001. Mr. Wallner pledged each of these notes to the members of the investor group to whom we issued convertible promissory notes in June 2001 to secure our payment obligations under the convertible promissory notes. In August 2001, at the request of the lenders under our new principal credit facility, these notes were consolidated into a single note with a principal amount of $3.1 million and a maturity date of January 31, 2003.

      The wife of Albert A. Irato is a Vice President of Express Card Systems, Inc., a sales company which derives a significant portion of its revenues from products sold to us. During the year ended December 31, 2000, the six month period ended December 31, 1999 and the fiscal years ended 1999 and 1998, we paid ECS $7,000, $130,000, $246,000 and $314,000, respectively for products sold by ECS to us.

      In December 1999, Hypercom Network Systems transferred its VoIP assets, technology and 46 staff members to Cirilium Corporation, a joint venture between Hypercom and Inter-Tel Incorporated. From December 1999 through December 2000, Hypercom Network Systems invested an aggregate of $9.9 million in Cirilium in assets and services. In connection with the formation of Cirilium, Paul Wallner made an equity investment in us, and certain of our officers and directors were granted options. As a result of his investment in the third quarter of 2000, Paul Wallner acquired control of Cirilium and we and Inter-Tel became minority owners. Concurrent with his investment, Paul Wallner became CEO of Cirilium. Prior to the investment by Paul Wallner, we had accounted for our investment in Cirilium under the equity method. We reported losses arising out of our investment in Cirilium through the nine months ended September 30, 2000 of $5.8 million and took a charge in the quarter ended September 30, 2000 of $4.1 million, writing off the balance of our investment. We do not expect to take any further material charges in connection with Cirilium. We, Inter-Tel, Paul Wallner and other investors, including certain of our or directors that invested in Cirilium, have entered into various agreements with respect to Cirilium, including a Stockholders Agreement and a Registration Rights Agreement. Jock Patton, a director of Hypercom, currently serves as our designee on Cirilium’s board of directors pursuant to the Stockholders Agreement. Mr. Patton is not compensated for his services as a Director of Cirilium.

      During the six month period ended December 31, 1999, and our fiscal years ended 1999 and 1998, we paid approximately $17,000, $92,000 and $97,000, respectively in rent to Hypercom Unit Trust, a trust fund controlled by George Wallner. No such payments were made by us during fiscal 2000 and no such payments have been made by us to date in 2001.

      In June 2001, we borrowed $15 million from Michelle Investments LLC. The manager and sole member of Michelle Investments owns approximately 2.6% of the outstanding shares of one of our significant customers. In connection with the loan, we granted to Michelle Investments a Series A Warrant to purchase 1.0 million shares of our common stock. In August 2001, Michelle Investments purchased 2,475,248 shares of our common stock at a price of $3.03 per share pursuant to a Stock Purchase Agreement. Michelle Investments paid for the stock through a $7.5 million reduction of its loan to us. Concurrently with the issuance of these shares to Michelle Investments, we repaid the remaining balance of the loan out of funds available under our new credit facility. The terms of the loan are described elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recent Events.” A description of the material terms of the Series A Warrant, which were amended by agreement between Michelle Investments and us in July 2001, appears elsewhere in this prospectus under “Description of Capital Stock — Common Stock Purchase Warrants.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of October 19, 2001, and as adjusted to reflect the sale of shares, including shares to be issued upon the exercise of warrants, by the selling stockholders in this offering, for:

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group;

•	each person known by us to own beneficially more than 5% of our outstanding common stock; and

•	the selling stockholders.

      The following table is based on information supplied by our officers, directors, the selling stockholders and Schedules 13D or 13G filed with the SEC. The amounts and percentages under the “Shares Beneficially Owned Before Sale Under This Prospectus” are based upon 39,754,963 shares of our common stock outstanding as of October 19, 2001. The amounts and percentages under the “Shares Beneficially Owned After Sale Under This Prospectus” column assumes that all shares registered on behalf of a selling shareholder will be sold prior to completion of the offering. However, the selling shareholders may sell some or all of their shares offered under this prospectus on a delayed or continuous basis at various times and from time to time. Therefore, it is not certain that all of the shares offered under this prospectus will be sold.

      The number of shares beneficially owned is determined in accordance with the rules promulgated by the SEC. Under the SEC rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and also includes any shares which the individual or entity has the right to acquire currently or within 60 days from October 19, 2001 through the exercise of options or warrants or the conversion of securities. For purposes of computing the percentage of outstanding shares of common stock held by each person or entity, any shares which that person or entity has the right to acquire within 60 days from October 19, 2001 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated in the footnotes to the table and subject to community property laws, we believe that the stockholders named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned. The inclusion in the table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise indicated in the footnotes to the table, the address of each director and named executive officer is 2851 West Kathleen Road, Phoenix, Arizona 85053.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Sale Under This			After Sale Under This
	Prospectus		Shares	Prospectus
			Offered By
		Percentage	This		Percentage
Name of Beneficial Owner	Number	Ownership	Prospectus	Number	Ownership

Directors, Named Executive Officers, and 5%
Stockholders:
George Wallner(1)	11,510,100	28.95%		11,510,100	26.37%
Paul Wallner(2)	9,800,000	24.65%		9,800,000	22.45%
Albert A. Irato(3)	989,125	*		989,125	*
Christopher Alexander(4)	134,667	*		134,667	*
Jairo Gonzalez	1,027,500	*		1,027,500	*
Jonathon Killmer(5)	210,031	*		210,031	*
Jock Patton(6)	63,084	*		63,084	*
William Keiper(7)	6,250	*		6,250	*
Daniel Diethelm(8)	481,174	*	466,974	14,200	*
Jane Evans(9)	6,250	*		6,250	*
All directors and executive officers as a group (9 persons)	14,428,181	36.29%	466,974	13,961,207	31.98%
Capucine Irrevocable 1997 Trust(10)	141,625	*		141,625
Mellon Financial Corporation(11)	2,287,458	5.75%		2,287,458	5.24%
Michelle Investments LLC(12)	3,475,248	8.53%	3,475,248	—	*
Selling Stockholders:
Norton Family Living Trust UTD 2-4-91(13)	973,729	*	973,729	—	*
Norton Family Living Trust UTD 2-15-96(14)	822,478	*	822,478	—	*
Stevenson Family Living Trust UTD 7-1-97(15)	34,904	*	34,904	—	*
JR Norton Ventures Limited Partnership(16)	232,693	*	232,693	—	*
Guarantee & Trust Company TTEE FBO for John C. Cotton SEP IRA(17)	222,548	*	222,548	—	*
First Western Capital LLC(18)	111,274	*	111,274	—	*
Robert W. Stallings(19)	111,290	*	111,290	—	*
Matthew A. Diethelm(20)	112,288	*	112,288	—	*
Paul J. Renze(21)	89,019	*	89,019	—	*
Ableco Holding LLC(22)	375,000	*	2,125,000	—	*
Roth Capital Partners, LLC(23)	312,477	*	312,477	—	*
Michael Norton	116,346	*	116,346	—	*

*	Represents less than 1% of our outstanding common stock.

(1)	As of October 19, 2001, 11,510,100 shares of our common stock were held of record by Exoterium Partnership, a South Dakota partnership. George Wallner is the individual beneficial owner of 99% of Exoterium Partnership. The remaining 1% is beneficially owned by a limited liability company of which George Wallner is the sole member.

(2)	Paul Wallner, 1615 South 52nd Street, Tempe, Arizona 85281.

(3)	Includes currently exercisable options to purchase 983,125 shares of our common stock. Does not include 141,625 shares of our common stock subject to options exercisable by the Capucine Irrevocable Trust.

(4)	Includes currently exercisable options to purchase 123,667 shares of our common stock.

(5)	Includes currently exercisable options to purchase 188,334 shares of our common stock.

(6)	Includes currently exercisable options to purchase 52,084 shares of our common stock.

(7)	Includes currently exercisable options to purchase 6,250 shares.

(8)	Includes 97,500 shares issuable upon exercise of the Series B Warrant.

(9)	Includes options to purchase 6,250 shares granted to Mrs. Evans upon her appointment to our Board of Directors in July 2000. These options became exercisable in July 2001.

(10)	Includes currently exercisable options to purchase 141,625 shares of our common stock. As the trustee of Capucine Irrevocable 1997 Trust, Albert A. Irato controls the voting and disposition of shares held by the Trust. As a result Mr. Irato may be deemed to beneficially own such shares. Capucine Irrevocable Trust, 20 Waterside Plaza, New York, NY 10010.

(11)	Mellon Financial Corporation, One Mellon Center, Pittsburgh, PA 15250.

(12)	Includes 1,000,000 shares issuable upon exercise of the Series A Warrant. The principal business office of Michelle Investments LLC is at 500 Skokie Blvd., Suite 380, Northbrook, IL 60062. As the manager of Michelle Investments LLC, Sam Buchbinder controls the voting and disposition of shares held by Michelle Investments LLC. As a result, Mr. Buchbinder may be deemed to beneficially own such shares.

(13)	Includes 93,750 shares issuable upon exercise of the Series B Warrant. As co-trustees of the Norton Family Living Trust UTD 2-4-91, John P. Norton and Lillian J. Norton control the voting and disposition of the shares held by the Trust. As a result, Mr. and Mrs. Norton may be deemed to beneficially own such shares.

(14)	Includes 93,750 shares issuable upon exercise of the Series B Warrant. As trustee of the Norton Family Living Trust UTD 2-15-96, John R. Norton controls the voting and disposition of the shares held by the Trust. As a result, Mr. Norton may be deemed to beneficially own such shares.

(15)	As co-trustees of the Stevenson Family Living Trust UTD 7-1-97, Roger L. Stevenson and Jean E. Stevenson control the voting and disposition of the shares held by the Trust. As a result, Mr. and Mrs. Stevenson may be deemed to beneficially own such shares.

(16)	As the general partner of JR Norton Ventures Limited Partnership, John R. Norton controls the voting and disposition of the shares held by JR Norton Ventures Limited Partnership. As a result, Mr. Norton may be deemed to beneficially own such shares.

(17)	Includes 62,500 shares issuable upon exercise of the Series B Warrant. The shares are held in the self-directed IRA account of John C. Cotton. Mr. Cotton controls the voting and disposition of the shares and, as such, may be deemed to beneficially own the shares.

(18)	Includes 31,250 shares issuable upon exercise of the Series B Warrant. The principal business office of First Western Capital LLC is at 3731 Gilbert Avenue, Suite D, Dallas, TX 75219. As the President of First Western Capital LLC, James Reis controls the voting and disposition of shares held by First Western Capital LLC. As a result, Mr. Reis may be deemed to beneficially own such shares.

(19)	Includes 31,250 shares issuable upon exercise of the Series B Warrant.

(20)	Includes 25,000 shares issuable upon exercise of the Series B Warrant.

(21)	Includes 25,000 shares issuable upon exercise of the Series B Warrant.

(22)	“Shares Beneficially Owned Before Sale Under This Prospectus” includes 375,000 shares currently issuable upon exercise of the Series C Warrant. In addition to the 375,000 shares currently issuable upon exercise of the Series C Warrant, “Shares Offered By This Prospectus” includes up to 1,750,000 shares that could become issuable under the Series C Warrant in the event that amounts remain outstanding under the term loan portion of our principal credit facility as of specified future dates. The principal business office of Ableco Holding LLC is at 450 Park Avenue, 28th Floor, New York, NY 10022. As the Chief Executive Officer of Ableco Holding LLC, Stephen A. Feinberg controls the voting and disposition of shares held by Ableco Holding LLC. As a result, Mr. Feinberg may be deemed to beneficially own such shares.

(23)	Includes 312,477 shares issuable upon exercise of the Series D Warrant. The principal business office of Roth Capital Partners LLC is at 24 Corporate Plaza, Newport Beach, CA 92660. As the managing member of Roth Capital Partners, LLC, Byron C. Roth controls the voting and disposition of shares held by Roth Capital Partners, LLC. As a result, Mr. Roth may be deemed to beneficially own such shares.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock describes material provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws. This information is not complete and is subject to, and qualified in its entirety by, our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and by the provisions of applicable law.

Common Stock

      We are authorized to issue up to 100,000,000 shares of common stock, $0.001 par value. As of August 16, 2001, there were 39,745,963 shares of our stock outstanding, held of record by approximately 50 holders. Holders of our common stock are entitled to one vote for each share held on all matters on which stockholders are entitled to vote. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. In such event, holders of the remaining shares will not be able to elect directors.

      Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. We do not anticipate paying cash dividends in the foreseeable future. See “Market Price of Common Stock and Dividend Policy” elsewhere in this prospectus. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in our net assets available after the payment of all debts and other liabilities, subject to the preferential rights of any outstanding preferred stock.

      Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by this prospectus will be, when issued and paid for, fully-paid and nonassessable.

Preferred Stock

      Our Board of Directors has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock, $0.001 par value, in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications of such stock. As of August 16, 2001 no shares of our preferred stock were issued or outstanding. The rights, preferences, privileges, and restrictions or qualifications of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of shares of our preferred stock could (i) decrease the amount of earnings and assets available for distribution to holders of our common stock, (ii) adversely affect the rights and powers, including voting rights, of holders of shares of our common stock, and (iii) have the effect of delaying, deferring, or preventing a change in control of Hypercom.

Common Stock Purchase Warrants

      We have issued and outstanding four separate series of warrants to purchase shares of our common stock.

      Series A Warrant. On June 6, 2001, we issued to Michelle Investments LLC a Series A Warrant to purchase up to 1.0 million shares of our common stock in connection with a loan made to us by Michelle Investments. The Series A Warrant, which has a two-year exercise period, has a per share exercise price of $3.19 per share. Subject to certain conditions and limitations, the number of shares of our common stock issuable upon exercise of the Series A Warrant as described above and/or the exercise price for such shares are subject to adjustment in certain events. These events include:

•	the subdivision of our common stock into a greater number of shares or the combination of our common stock into a smaller number of shares; and

•	the issuance by us, after the issue date of the Series A Warrant, of common stock (other than common stock issuable upon the exercise of options granted before or after the issue date of the Series A Warrant, or the exercise or conversion of previously issued convertible securities, common stock issued to our strategic or joint venture partners, lenders or licensors, and common stock issued in connection with the purchase by us of assets, whether by merger, consolidation, asset purchase or otherwise) for consideration of less than $3.19 per share.

      Michelle Investments has agreed that while it (or any assignee of the Series A Warrant) is entitled to purchase shares of our common stock by way of exercise of the Series A Warrant, if the market price of our common stock is at or below $3.19 per share (taking into account applicable adjustments contemplated in the Series A Warrant), Michelle Investments (or any such assignee) will not, directly or indirectly, create or maintain a “short position” in our common stock. This prohibition includes entering into a “short sale” (as that term is defined in Rule 3b-3 of the Exchange Act), purchasing a put option to sell shares of our common stock, or entering into a derivative, hedging or other similar transaction under which Michelle Investments (or such assignee) would be compensated in the event of a decline in the market price of our common stock.

      Series B Warrants. On June 5, 2001, we issued Series B Warrants to eight different investors in connection with interim lending arrangements that we entered into with them on that date. Each Series B Warrant, which has a two-year exercise period, has an exercise price of $3.16 per share. Subject to certain conditions and limitations, the number of shares of our common stock issuable upon exercise of the Series B Warrants as described above and/or the exercise price for such shares are subject to adjustment in certain events. These events include the subdivision of our common stock into a greater number of shares or the combination of our common stock into a smaller number of shares.

      Series C Warrant. On August 2, 2001, we issued a Series C Warrant to Ableco Holding LLC in connection with a new senior secured lending facility that we obtained from Foothill Capital Corporation and Ableco Finance LLC. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recent Events” appearing elsewhere in this prospectus). The Series C Warrant, which has a five-year exercise period, has an exercise price of $4.00 per share. Up to 375,000 shares of our common stock are initially issuable upon exercise of the Series C Warrant. The Series C Warrant may be exercised, at the same exercise price, for an additional 350,000 shares at every six-month anniversary of the issue date of the term loans under the senior secured credit facility provided by Foothill Capital Corporation and Ableco Finance LLC while there remain amounts outstanding under the term loans. Subject to certain conditions and limitations, the number of shares of our common stock issuable upon exercise of the Series C Warrant as described above and/or the exercise price for such shares are subject to adjustment in certain events. These events include:

•	the subdivision of our common stock into a greater number of shares or the combination of our common stock into a smaller number of shares; and

•	the issuance by us, after the issue date of the Series C Warrant, of common stock (other than common stock issuable upon the exercise of options granted before or after the issue date of the Series C Warrant, or the exercise or conversion of previously issued convertible securities, common stock issued to our strategic or joint venture partners, lenders or licensors, and common stock issued in connection with the purchase by us of assets, whether by merger, consolidation, asset purchase or otherwise) for consideration of less than the average market price for the ten trading days preceding the date of the issuance.

      Series D Warrant. On July 31, 2001, we issued a Series D Warrant to Roth Capital Partners, LLC as partial consideration for its assistance in our obtaining of our new principal financing arrangements. The Series D Warrant, which has a five-year exercise period, has an exercise price of $5.33 per share. Up to 312,477 shares of our common stock are initially issuable upon exercise of the Series D Warrant. The number of shares issuable under the Series D Warrant and/or the exercise price for such shares are subject to adjustment in certain events. These events include:

•	the subdivision of our common stock into a greater number of shares or the combination of our common stock into a smaller number of shares; and

•	the issuance by us, after the issue date of the Series D Warrant, of common stock (other than common stock issuable upon the exercise of options granted before or after the issue date of the Series D Warrant, or the exercise or conversion of previously issued convertible securities, common stock issued to our strategic or joint venture partners, lenders or licensors, and common stock issued in connection with the purchase by us of assets, whether by merger, consolidation, asset purchase or otherwise) for consideration of less than the average market price for the ten trading days preceding the date of the issuance.

Anti-Takeover Law and Certain By-Law Provisions

      We are subject to Section 203 of the Delaware General Corporation Law, which restricts certain transactions and business combinations between a corporation and an “Interested Stockholder” owning 15% or more of the corporation’s outstanding voting stock, for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder), Section 203 of the Delaware General Corporation Law prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

      In addition, our Amended and Restated Bylaws provide that our Board of Directors is divided into two classes of directors with each class serving a staggered two-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, donees, transferees and successors-in-interest may, without limitation and from time to time, sell all or a portion of the shares being registered under this prospectus on any stock exchange, market or trading facility on which such shares are then traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. These shares may, without limitation, be sold or disposed of by the selling stockholders by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer engaged by the selling stockholder will attempt to sell the selling stockholders’ shares as agent for the selling stockholder but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in accordance with Rule 144 promulgated under the Securities Act, rather than pursuant to this prospectus;

•	gift; or

•	any other method permitted pursuant to applicable law.

      From time to time, subject to applicable law and contractual agreements, the selling stockholders may engage in short sales, short sales against box, puts and calls and other transactions as to our securities or derivatives thereof, and may sell and deliver their shares offered by this prospectus in connection with such transactions or in settlement of securities loans. From time to time, the selling stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their brokers. Upon a default by any selling stockholder under such an agreement, the broker may, from time to time offer and sell the pledged shares.

      In effecting sales, a broker-dealer engaged by any selling stockholder may arrange for other broker-dealers to participate in such sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated, which are not expected to exceed those customary in the types of transactions involved. A broker-dealer may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sale. In that event, any commissions received by the broker-dealer or agents and any profit on the resale of the shares purchased by the broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. We know of no existing arrangements between any selling stockholder and any other selling stockholder, underwriter, broker-dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

      The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. These factors may affect the marketability of the shares.

      We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of brokers, dealers, or agents. We expect that these expenses will be approximately $166,680.

      Each selling stockholder may indemnify any broker, dealer, or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons that control us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

      The validity of the shares offered by this prospectus is being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

      The consolidated financial statements of Hypercom Corporation at December 31, 2000 and December 31, 1999, and for the year ended December 31, 2000 and the six month period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      With respect to the unaudited consolidated interim financial information for the six-month periods ended June 30, 2001 and June 30, 2000, appearing in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report appearing in this prospectus states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

      The financial statements as of June 30, 1999 and for each of the two years in the period ended June 30, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the “Registration Statement”) under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file reports, proxy statements, information statements, and other information with the SEC. The Registration Statement and the exhibits thereto, and the reports, proxy statements, information statements, and other information, filed by us with the SEC pursuant to the Exchange Act may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at the SEC’s Web Site (http://www.sec.gov). Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HYC”. Copies of the Registration Statement and the exhibits thereto, and of the reports, proxy statements, information statements, and other information described above, can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HYPERCOM CORPORATION

Audited Consolidated Financial Statements
Report of Independent Auditors	F-2
Report of Independent Accountants	F-3
Consolidated Balance Sheets at December 31, 2000 and 1999 and June 30, 1999	F-4
Consolidated Statements of Operations for the year ended December 31, 2000, the six-month period ended December 31, 1999 and the years ended June 30, 1999 and 1998	F-5
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2000, the six month period ended December 31, 1999 and the years ended June 30, 1999 and 1998	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2000, the six month period ended December 31, 1999 and the years ended June 30, 1999 and 1998	F-7
Notes to Consolidated Financial Statements	F-9
Report of Independent Accountants on Financial Statement Schedule	F-33
Financial Statement Schedule	F-34
Unaudited Consolidated Financial Statements
Independent Accountants’ Review Report	F-35
Consolidated Balance Sheets at June 30, 2001 and December 31, 2000	F-36
Consolidated Statements of Operations for the six months ended June 30, 2001 and 2000	F-37
Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000	F-38
Notes to Consolidated Financial Statements	F-39

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and

Stockholders of Hypercom Corporation

      We have audited the accompanying consolidated balance sheets of Hypercom Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2000 and for the six-month period ended December 31, 1999. Our audits also included the financial statement schedule listed on item 14(a)(2). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hypercom Corporation and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000 and for the six month period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Phoenix, Arizona

February 15, 2001 except for
Note 20 as to which the date is March 26, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Stockholders of Hypercom Corporation

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Hypercom Corporation and its subsidiaries at June 30, 1999, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. We have not audited the consolidated financial statements of Hypercom Corporation for any period subsequent to June 30, 1999.

PricewaterhouseCoopers LLP

Phoenix, Arizona

July 20, 1999

HYPERCOM CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	June 30,
	2000	1999	1999

	(amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$13,008	$26,093	$36,727
Marketable securities, at market	2,110	23,015	26,731
Accounts receivable, net of allowance for doubtful accounts of $3,655, $1,589 and $3,082	79,010	57,370	52,589
Current portion of net investment in direct financing leases	20,023	—	—
Inventories, net	70,358	72,897	57,482
Deferred income taxes	12,946	10,972	11,430
Prepaid taxes	3,035	5,045	4,762
Prepaid expenses and other current assets	19,059	17,344	11,894

Total current assets	219,549	212,736	201,615
Property, plant and equipment, net	42,164	35,511	30,756
Investment in equity affiliate	—	5,776	—
Long-term marketable securities, at market	820	13,762	21,344
Long-term portion of net investment in direct financing leases	42,102	—	—
Deferred income taxes	9,024	3,613	146
Goodwill, net of amortization of $4,609, $1,062 and $361	31,785	9,208	6,062
Intangible assets, net of amortization of $2,459, $1,018 and $361	6,780	5,693	4,886
Other assets	17,013	11,478	11,471

Total assets	$369,237	$297,777	$276,280

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,531	$28,538	$18,316
Accrued liabilities	22,137	19,379	14,599
Deferred revenue	2,390	4,770	3,824
Income taxes payable	3,237	2,180	2,234
Current portion of long-term debt	84,036	878	490

Total current liabilities	144,331	55,745	39,463
Long-term debt	16,355	9,952	10,388
Other non-current liabilities	404	346	406

Total liabilities	161,090	66,043	50,257
Commitments and contingencies (Note 14)
Stockholders’ equity:
Common stock, $.001 par value; 100,000,000 shares authorized; 34,299,999, 33,234,525, and 33,199,517 shares outstanding at December 31, 2000, December 31, 1999, and June 30, 1999, respectively	14	13	13
Additional paid-in capital	152,658	146,040	146,011
Receivables from stockholders	(1,498)	(1,498)	(1,498)
Retained earnings	59,923	90,873	85,488

	211,097	235,428	230,014
Treasury stock, 276,500, 360,141 and 394,649 shares (at cost) at December 31, 2000, December 31, 1999 and June 30, 1999 respectively	(2,950)	(3,694)	(3,991)

Total stockholders’ equity	208,147	231,734	226,023

Total liabilities and stockholders’ equity	$369,237	$297,777	$276,280

The accompanying notes are an integral part of these consolidated financial statements.

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

		Six Months
	Year Ended	Ended	Years Ended June 30,
	December 31,	December 31,
	2000	1999	1999	1998

	(amounts in thousands, except per share data)
Net revenue	$327,560	$149,282	$261,515	$257,227
Costs and expenses:
Costs of revenue	212,156	81,177	141,831	130,475
Research and development	41,039	19,637	30,249	23,495
Selling, general and administrative	97,408	43,505	74,772	72,506
Non-cash compensation	—	—	—	10,963

Total costs and expenses	350,603	144,319	246,852	237,439

Income (loss) from operations	(23,043)	4,963	14,663	19,788
Interest income	1,919	2,355	5,888	4,435
Interest and other expense	(4,752)	(1,155)	(1,228)	(2,155)
Interest expense — related party	—	—	—	(446)
Foreign currency loss	(1,867)	(392)	(6,757)	(1,760)
Loss from investment in equity affiliate	(9,855)	—	—	—

Income (loss) before income taxes	(37,598)	5,771	12,566	19,862
(Provision) benefit for income taxes	6,648	(386)	(3,393)	(5,873)

Net income (loss)	$(30,950)	$5,385	$9,173	$13,989

Net income (loss) per share:
Basic earnings (loss) per share	$(0.91)	$0.16	$0.28	$0.46

Weighted average basic common shares	34,184	33,232	33,148	30,215

Diluted earnings (loss) per share	$(0.91)	$0.16	$0.27	$0.44

Weighted average diluted common shares	34,184	34,446	34,428	31,830

The accompanying notes are an integral part of these consolidated financial statements.

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional	Receivables			Total
			Paid-in	from	Retained	Treasury	Stockholders’
	Shares	Balance	Capital	Stockholders	Earnings	Stock	Equity

	(amounts in thousands, except share data)
Balance as of June 30, 1997	25,000,000	$4	$965	$(2,401)	$62,326	$—	$60,894
Issuance of common stock	8,500,000	9	127,491	—	—	—	127,500
Costs of public offering	—	—	(1,768)	—	—	—	(1,768)
Reclassification of redeemable common stock	—	—	18,506	—	—	—	18,506
Exercise of options	38,625	—	247	—	—	—	247
Payment of advances to stockholders	—	—	—	2,276	—	—	2,276
Advances to stockholders	—	—	—	(1,373)	—	—	(1,373)
Acquisition of investee	10,000	—	160	—	—	—	160
Net income	—	—	—	—	13,989	—	13,989

Balance as of June 30, 1998	33,548,625	13	145,601	(1,498)	76,315	—	220,431
Purchase of treasury stock	(587,700)	—	—	—	—	(5,396)	(5,396)
Issuance of common stock	45,541	—	410	—	—	—	410
Issuance of treasury stock	189,301	—	—	—	—	1,369	1,369
Exercise of options	3,750	—	—	—	—	36	36
Net income	—	—	—	—	9,173	—	9,173

Balance as of June 30, 1999	33,199,517	13	146,011	(1,498)	85,488	(3,991)	226,023
Issuance of treasury stock	34,508	—	24	—	—	297	321
Exercise of options	500	—	5	—	—	—	5
Net income	—	—	—	—	5,385	—	5,385

Balance as of December 31, 1999	33,234,525	13	146,040	(1,498)	90,873	(3,694)	231,734
Issuance of common stock	432,871	—	4,000	—	—	—	4,000
Issuance of treasury stock	83,641	—	22	—	—	744	766
Exercise of options	548,962	1	2,596	—	—	—	2,597
Net (loss)	—	—	—	—	(30,950)	—	(30,950)

Balance as of December 31, 2000	34,299,999	$14	$152,658	$(1,498)	$59,923	$(2,950)	$208,147

The accompanying notes are an integral part of these consolidated financial statements.

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Six Months Ended	Years Ended June 30,
	December 31,	December 31,
	2000	1999	1999	1998

	(amounts in thousands)
Cash flows from operating activities:
Net income (loss)	$(30,950)	$5,385	$9,173	$13,989
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Non-cash compensation expense	—	—	—	10,963
Depreciation/amortization	13,239	4,550	6,566	4,164
Bad debt expense (credit)	2,732	(24)	1,386	2,972
Deferred components of direct-finance leases	(2,285)	—	—	—
Provision for losses on direct-finance leases	11,681	—	—	—
Provision (credit) for excess and obsolete inventory	3,170	(281)	2,925	2,510
Loss from investment in equity affiliate	9,855	—	—	—
Foreign currency loss	1,867	392	6,757	1,760
Deferred income tax benefit	(7,385)	(3,009)	(1,446)	(5,153)
Other	100	121	—	134
(Increase) decrease in:
Accounts receivable	(24,387)	(6,694)	(9,837)	(16,102)
Inventories	(1,826)	(15,134)	4,940	(6,617)
Prepaid taxes	2,408	(283)	(1,932)	3,281
Prepaid expenses and other current assets	(1,230)	(3,537)	(4,567)	(1,351)
Other assets	(6,050)	(567)	(6,767)	—
Increase (decrease) in:
Accounts payable	3,291	10,065	(6,647)	(5,272)
Accrued liabilities	1,886	4,781	(2,421)	2,625
Deferred revenue	(2,380)	584	3,216	(7,782)
Income taxes payable	895	(54)	25	150
Other liabilities	142	—	—	—

Net cash (used in) provided by operating activities	(25,227)	(3,705)	1,371	271
Cash flows from investing activities:
Advances to and investment in equity affiliate and related parties	(2,005)	(5,000)	—	—
Repayments from related parties	—	—	294	—
Notes receivable	—	—	(3,900)	—
Payments received on notes receivables	1,269	563	723	—
Principal payments received on direct-finance leases	10,019	—	—	—
Funding of direct-finance leases	(42,310)	—	—	—
Acquisition of controlling interest in subsidiaries, net of cash acquired	(24,134)	(3,600)	(9,279)	(500)
Acquisition of other assets	(2,710)	(1,510)	(2,068)	—
Proceeds from disposal of property, plant and equipment	91	149	438	120
Purchase of property, plant and equipment	(13,847)	(8,969)	(12,768)	(10,023)
Purchase of marketable securities	(935)	(18,567)	(247,399)	(242,164)
Proceeds from maturity of marketable securities	34,782	29,865	252,000	189,559

Net cash used in investing activities	(39,780)	(7,069)	(21,959)	(63,008)

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended	Six Months Ended	Years Ended June 30,
	December 31,	December 31,
	2000	1999	1999	1998

	(amounts in thousands)
Cash flows from financing activities:
Proceeds of bank notes payable and other debt instruments	216,480	35,238	72,837	65,795
Repayment of bank notes payable and other debt instruments	(167,234)	(35,346)	(66,465)	(89,266)
Advances to stockholders	—	—	—	(1,373)
Payment of advances to stockholders	—	—	—	2,276
Proceeds from issuance of common stock	3,363	326	746	127,747
Purchase of treasury stock	—	—	(5,396)	—
Stock offering costs	—	—	—	(1,768)

Net cash provided by financing activities	52,609	218	1,722	103,411
Effect of exchange rate changes	(687)	(78)	(66)	(1,333)

Net increase (decrease) in cash	(13,085)	(10,634)	(18,932)	39,341
Cash and equivalents, beginning of period	26,093	36,727	55,659	16,318

Cash and equivalents, end of period	$13,008	$26,093	$36,727	$55,659

The accompanying notes are an integral part of these consolidated financial statements

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of Business

      Hypercom Corporation (with its subsidiaries, the “Company”) is a single-source global provider of end-to-end electronic payment solutions, including card payment terminals, peripherals, network products, software and e-commerce payment solutions that add value at the point-of-sale (POS) for consumers, merchants and acquirers, as well as providing direct financing lease funding for POS equipment.

      The U.S. operations, headquartered in Phoenix, Arizona, primarily consist of product development, manufacturing, sales and marketing, distribution and customer service. The European operations consist of product distribution through the Company’s sales and support offices located in the United Kingdom, Russia, Sweden, and Hungary. Latin American operations engage primarily in product distribution through the Company’s subsidiaries in Brazil, Mexico, Chile, Argentina and Venezuela; however, certain manufacturing operations exist in Brazil. The Company’s primary manufacturing is performed in China and is coordinated by the Hong Kong office. The Asia/ Pacific operations are also engaged in product development and product distribution through the Company’s subsidiaries or business units in Singapore, Hong Kong and Australia.

2.     Significant Accounting Policies

     Principles of Consolidation

      The consolidated financial statements are comprised of the accounts of Hypercom Corporation and all subsidiaries in which a controlling interest is held. All significant intercompany balances and transactions have been eliminated.

     Basis of Presentation

      Effective July 1, 1999, the Company changed its fiscal year from a twelve month period ending June 30, to a twelve month period ending December 31. The consolidated financial statements include presentation of the transition period beginning July 1, 1999 and ending on December 31, 1999.

      The following table presents certain financial information for the twelve months ended December 31, 2000 and 1999, and the six months ended December 31, 1999 and 1998, respectively (dollars in thousands, except per share amounts):

	Twelve Months Ended		Six Months Ended
	December 31,		December 31,

	2000	1999	1999	1998

		(unaudited)		(unaudited)
Revenues	$327,560	$274,220	$149,282	$136,577
Gross profit	$115,404	$120,096	$68,105	$67,693
Income (loss) before income tax	$(37,598)	$425	$5,771	$17,912
(Provision) benefit for income taxes	$6,648	$1,774	$(386)	$(5,553)
Net income (loss)	$(30,950)	$2,199	$5,385	$12,359
Diluted earnings (loss) per share	$(0.91)	$0.06	$0.16	$0.36
Weighted average common shares	34,184	34,436	34,446	34,549

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Foreign Currency

      The foreign subsidiaries and divisions use the U.S. dollar as the functional currency. Their local currency financial statements are re-measured as follows: monetary assets and liabilities at year-end exchange rates, and inventories, property and non-monetary assets and liabilities at historical rates. During the year ended December 31, 2000, the six month period ended December 31, 1999 and the years ended June 30, 1999 and 1998, the Company recorded net gains (losses) on re-measurement of approximately ($2,785,000), $81,000, ($5,275,000) and ($2,084,000), respectively. For the same periods, the Company recorded net gains (losses) on transactions denominated in foreign currencies of approximately $918,000, ($473,000), ($1,482,000) and $324,000, respectively. These amounts are included in the results of operations.

     Cash and Cash Equivalents

      The Company considers all investment instruments with a remaining maturity of three months or less when purchased, to be cash equivalents.

     Marketable Securities

      Management determines the appropriate classification of its investments in tradable debt and equity securities at the time of purchase. Securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale and are carried at fair value, with the unrealized holding gain and losses, net of tax, reported in a separate component of stockholders’ equity, if material. Cost is determined based on specific identification. Securities classified as available for sale include both securities due within one year and securities with maturity dates beyond one year. Securities with a maturity date within one year are classified as Marketable Securities as a part of Current Assets. Securities with a maturity date beyond one year are classified as Long-Term Marketable Securities.

     Fair Value of Financial Instruments

      The Company values financial instruments as required by Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS No. 107”). The carrying amounts of cash and cash equivalents and bank notes payable approximate fair value due to the short maturity of those instruments. The fair value of marketable securities and long-term marketable securities is determined based on quoted market prices. The fair value of direct financing leases and long-term obligations is estimated by discounting the future cash flows required under the terms of each respective lease or debt agreement by current market rates for the same or similar issues of leases or debt with similar remaining maturities. The fair value of financial hedge instruments are based on quotes from brokers using market prices for those or similar instruments. The Corporation does not acquire, hold, or issue derivative financial instruments for trading purposes. Derivative financial instruments are used to manage foreign exchange and interest rate risks that arise out of the Company’s core business activities. The Company’s only significant foreign currency contracts are a three month and a six month forward contract for the Brazilian Real which matured on January 14, 2001. The U.S. dollar amount of the contracts is approximately $13.8 million. At December 31, 2000, the total receivable recorded under all such contracts was approximately $309,000.

     Inventories

      Inventories are stated at the lower of standard cost or market. Standard costs approximate first-in, first-out (“FIFO”) costs. Reserves for estimated excess and/or obsolete inventory are established on a part level basis and netted against the related inventory item.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Investment in Equity Affiliates

      The Company uses the equity method of accounting for restricted share investments held in entities for which it holds greater than 20% equity interest yet does not have financial control as defined by SFAS No. 94. Under this method the Company will record its proportionate share of the operating results of the investee.

      At December 31, 1999, the first such investment was made by contribution of certain assets and intellectual property with a net book value of $776,000 and through an advance of funds totaling $5,000,000 to Cirilium Corporation. In addition, in the quarter ended June 2000, the Company contributed certain foreign assets with a net book value of $229,000 to Cirilium Corporation.

      The advance is in the form of a 8.5% note receivable due the earlier of December 10, 2002, a qualifying initial public offering, the sale of more than 50% of the voting stock of Cirilium or the merger of Cirilium into another Corporation. There is no proportionate share of operating results in Cirilium as of December 31, 1999, as Cirilium effectively commenced operations on January 3, 2000.

      The Company reported its initial 45% investment in Cirilium on the equity method and reported a loss of $9,855,000 for the year ended December 31, 2000. During the quarter ended September 30, 2000, as a result of continuing losses by Cirilium, the Company fully reserved operating advances made to Cirilium and also established a 100% reserve on all inventory dedicated to Cirilium production. The total of the charges related to these actions, which are included in the $9,855,000 loss, amounted to $4,100,000. Accordingly, as of December 31, 2000, the Company has no remaining basis in this investment. In addition, as a result of an investment during the third quarter of year 2000 by Cirilium’s CEO, the Company’s interest was diluted to less than 20% and it has discontinued accounting for its investment under the equity method.

     Capitalized Software

      Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company’s historical product development process was such that technological feasibility was established upon completion of a working model. Costs incurred between completion of the working model and the point at which the product was ready for initial shipment were not historically significant. Accordingly, prior to fiscal year 1999 all software development costs were expensed as incurred and included in research and development costs. However, due to a change in certain software development documentation during the fiscal year ended June 30, 1999, certain software development costs required capitalization. The amounts capitalized in the year ended December 31, 2000, the six month period ended December 31, 1999 and in the year ended June 30, 1999, were approximately $2.5 million, $1.5 million and $2.0 million, respectively. The Company amortizes capitalized software development costs once the product is available for sale over a period of three years.

     Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Depreciation and amortization are provided on straight-line and accelerated methods over the following useful lives:

Building	30-40 years
Computer equipment and software	3-5 years
Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years
Leasehold improvements	2-15 years

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Goodwill

      Goodwill represents the excess of purchase price and related costs over the fair value assigned to the net tangible and identifiable intangible assets of businesses acquired, and is being amortized on a straight-line basis over periods ranging from 5 to 20 years. The carrying value of goodwill is evaluated if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. The evaluation is based on the projected undiscounted cash flows of the acquired operation over the remaining useful life of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill an impairment is recognized for the excess of the carrying amount over fair value. Fair value is determined based on projected discounted cash flows using current market interest rates. The evaluation necessarily involves significant management judgement. No impairment has been indicated to date.

     Intangible assets

      Intangible assets represent capitalized software costs, acquired customer lists, work force and covenants not to compete, and are being amortized on a straight-line basis over periods ranging from 3 to 7.5 years.

     Income Taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws (including rates) is recognized in income in the period that includes the enactment date.

      The Company does not provide for federal income taxes on the undistributed earnings of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

     Revenue Recognition

      The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements.” Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable.

      The Company generally recognizes product revenue, including sales to distributors, upon shipment of product. Revenue from service obligations is recognized over the lives of the contracts. Revenues from long-term contracts that require substantial performance of customized software and hardware over an extended period are recorded based upon the attainment of scheduled performance milestones.

      Direct finance lease income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the direct finance lease (see Note 5).

      The Company accrues for warranty costs, sales returns and other allowances at the time of shipment.

      The Company has a contract in which it provides a warranty to the customer during the third party installation period. If the product does not function properly during this period, the Company is obligated to repair it. At initiation of this contract, the Company recognized revenue at the end of the installation period due to its lack of history with the customer and contract, and resulting inability to estimate warranty costs. During the year ended June 30, 1999, the Company began recognizing revenue upon shipment for this contract based on the history provided by a large number of sales and its resulting ability to accurately

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimate such warranty costs. This change resulted in incremental revenues of $4.4 million for the year ended June 30, 1999. During the year ended December 31, 2000, the six-month period ended December 31, 1999 and the fiscal year 1999, revenues recognized under this contract totaled $6.8 million, $4.2 million and $11.7 million respectively.

     Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”) defines a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to account for these plans according to Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations, provided pro forma disclosures of net income are made as if the fair value based method of accounting, defined by SFAS No. 123, had been applied.

      The Company has elected to continue to measure compensation expense related to employee stock purchase options using APB 25 and related interpretations, and has provided the required pro forma disclosures.

     Earnings (Loss) Per Share

      The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended	Six Months Ended	Years Ended June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Numerator — Basic and Diluted EPS:
Net income (loss)	$(30,950)	$5,385	$9,173	$13,989

Denominator — Basic EPS:
Weighted average common shares outstanding	34,184	33,232	33,148	30,215

Basic earnings (loss) per share	$(0.91)	$0.16	$0.28	$0.46

Denominator — Diluted EPS:
Denominator — Basic EPS	34,184	33,232	33,148	30,215
Effect of dilutive securities — common stock options	—	1,214	1,280	1,615

Weighted average diluted common shares outstanding	34,184	34,446	34,428	31,830

Diluted earnings (loss) per share	$(0.91)	$0.16	$0.27	$0.44

      Weighted average shares issuable upon the exercise of stock options which are not included in the calculation of diluted earnings (loss) per share because they were anti-dilutive amounted to 1,711,817 for the year ended December 31, 2000.

     Treasury Stock

      In June 1998, the Board of Directors authorized the repurchase, at management’s discretion, of up to 1,000,000 shares of the Company’s stock. Shares repurchased under this authorization were used to offset dilution caused by the Employees Stock Purchase Plan and Stock Option Plan. The Company’s repurchases of

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares of common stock are recorded as treasury stock and result in a reduction of stockholders’ equity. When treasury shares are issued, the Company uses a first-in, first-out method and any excess of repurchase costs over the reissue price is treated as a reduction of paid in capital. Any excess of reissue price over repurchase cost is treated as an increase to paid in capital.

     Self-Insurance

      The Company self-insures, with certain stop loss insurance coverages, for short-term disability, life and employee healthcare. Claims expense is recorded in the year of occurrence through the accrual of claim reserves based on estimates of ultimate claims costs. Claims incurred but not yet reported are estimated and reserved for based on historical claims data.

     Operating Segments

      The accounting policies of the reportable segments are the same as those used for the consolidated entity. Performance is evaluated based on profit or loss from operations. Intersegment sales and transfers are accounted for based on defined transfer prices.

      Reclassification

      Certain prior year amounts have been reclassified to conform with the current period presentation.

     New Pronouncements

      In June 1998, the Financial Accounting Standards Board issued a Statement of Financial Accounting Standards No. 133, (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 (“FAS 137”), which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (“FAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment to FASB Statement No 133.” This statement amended certain provisions of FAS 133. Accordingly, the Company will adopt FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. Management is evaluating what effect this statement may have on the Company’s financial statements.

3.     Concentrations of Credit and Other Risks

     Financial Instruments

      The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, marketable securities, and long-term marketable securities.

      The Company’s cash and cash equivalents are in high quality securities placed with major international banks and financial institutions. The Company, in the normal course of business, maintains balances in excess of the Federal Deposit Insurance Corporation’s insurance limit. The balance in excess of the insurance limit at December 31, 2000, December 31, 1999 and June 30, 1999 was approximately $4.7 million, $7.7 million and $1.5 million, respectively. The Company also maintains balances in foreign banks that are used for current operations of subsidiaries located abroad. Foreign deposits that are uninsured amounted to approximately $10.7 million, $10.7 million and $12.5 million as of December 31, 2000, December 31, 1999 and June 30, 1999, respectively.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s accounts receivable result primarily from credit sales to a broad customer base, both nationally and internationally. The Company routinely assesses the financial strength of its customers, requiring letters of credit from certain foreign customers, and provides an allowance for doubtful accounts as necessary.

     Inventories

      Most components used in the Company’s systems are purchased from outside sources. Certain components are purchased from single suppliers. The failure of any such supplier to meet its commitment on schedule could have a material adverse effect on the Company’s business, operating results and financial condition. If a sole-source supplier were to go out of business or otherwise become unable to meet its supply commitments, the process of locating and qualifying alternate sources could require up to several months, during which time the Company’s production could be delayed. Such delays could have a material adverse effect on the Company’s business, operating results and financial condition.

      The Company estimates inventory provisions for potentially excess and obsolete inventory on a part level basis based on forecasted demand. Actual demand may differ from such anticipated demand and may have a material adverse effect on inventory valuation.

     International Operations

      The Company’s international business is an important contributor to the Company’s net revenue and operating results. However, the majority of the Company’s international sales are denominated in the U.S. dollar, and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The operating expenses of the Company’s overseas offices are paid in local currencies and are subject to the effects of fluctuations in foreign currency exchange rates.

      The Company conducts manufacturing operations in Brazil and China. Foreign manufacturing is subject to certain risks, including the imposition of tariffs and import and export controls, together with changes in governmental policies. The occurrence of any of these events could have a material adverse effect on the Company’s business, operating results and financial condition.

      As of December 31, 2000, the Company maintained significant accounts receivable balances in the Asia Pacific and Latin America regions, which are subject to the economic risks inherent to those regions.

4.     Marketable Securities

      As of December 31, 2000, December 31, 1999 and June 30, 1999, the difference between amortized cost and fair market value of the Company’s marketable securities and long-term marketable securities was not material. Accordingly, the Company has not disclosed unrealized gains and losses. The Company’s municipal bonds and corporate notes have maturities that range from three months to two years. As of December 31,

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000, December 31, 1999 and June 30, 1999, marketable securities consist of the following (dollars in thousands):

	December 31,	December 31,	June 30,
	2000	1999	1999

Municipal bonds and government securities	$878	$3,702	$8,053
Corporate bonds	1,232	5,554	8,443
Commercial paper	—	10,843	10,235
Mutual funds	—	2,916	—

Total marketable securities	$2,110	$23,015	$26,731

Municipal bonds and government securities	161	7,903	13,070
Corporate bonds	659	5,859	8,274

Total long-term marketable securities	$820	$13,762	$21,344

5.     Net Investment in Direct Financing Leases

      The Company’s net investment in direct financing leases consists of lease contracts receivable, plus the estimated unguaranteed residual value of the equipment at the lease termination date, plus initial direct costs less unearned income. Lease contracts receivable represents the total rent to be received over the term of the lease reduced by rent already collected. Estimated unguaranteed residual value of the equipment at the lease termination date represents an estimate, using industry standards, of the fair value of the leased equipment at lease termination. Initial direct costs (IDC) represent those costs incurred to originate the leases and consist primarily of salaries and associated general and administrative costs of those personnel directly involved in lease origination activities. IDC are amortized over the lease term in a manner that produces a constant rate of return on the net investment in the lease. Unearned income is the amount by which the original sum of the lease contract receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

      Interest expense associated with the debt incurred to fund direct financing leases and provisions for uncollectible minimum lease payments receivable and any estimated residual value, net of recoveries, are recorded in costs of revenue in the accompanying statements of operations. Interest expense included in the costs of revenue amounted to $4.9 million for the year ended December 31, 2000.

      Net investment in direct financing leases consist of the following (dollars in thousands):

December 31,
2000

Lease contracts receivable	$76,306
Allowance for uncollectible lease payments and unguaranteed residual value	(2,124)
Estimated unguaranteed residual value	16,117
Initial direct costs	3,594
Unearned income	(31,768)

Net investment	$62,125

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Minimum rentals on the direct financing leases are contractually due as follows (dollars in thousands):

Years Ending December 31,

2001	$26,912
2002	24,555
2003	17,271
2004	6,735
2005	833

$76,306

6.     Fair Value of Financial Instruments

      The Company’s financial instruments consist of cash and cash equivalents, marketable securities, net investment in direct financing leases and long-term debt. As of December 31, 2000, December 31, 1999 and June 30, 1999 the fair value (see Note 2) of these financial instruments approximated the respective carrying values.

7.     Inventories

      Inventories consist of the following (dollars in thousands):

	December 31,	December 31,	June 30,
	2000	1999	1999

Purchased parts	$29,744	$31,827	$20,308
Work in process	7,256	5,581	5,249
Finished goods	33,358	35,489	31,925

	$70,358	$72,897	$57,482

8.     Property, Plant and Equipment

      Property, plant and equipment consist of the following (dollars in thousands):

	December 31,	December 31,	June 30,
	2000	1999	1999

Land and improvements	$4,701	$4,701	$4,664
Building	17,327	14,637	10,791
Computer equipment and software	16,742	13,316	12,057
Machinery and equipment	18,794	12,039	11,806
Furniture and fixtures	5,865	5,607	4,224
Leasehold improvements	2,994	1,786	1,710

	66,423	52,086	45,252
Less accumulated depreciation	(24,259)	(16,575)	(14,496)

	$42,164	$35,511	$30,756

      Depreciation expense was $8.3 million, $3.2 million, $5.5 million and $4.1 million for the year ended December 31, 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998, respectively.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Long-term Obligations

      Long-term obligations consist of the following (dollars in thousands):

	December 31,	December 31,	June 30,
	2000	1999	1999

Floating Rate Option note payable to Bank One, Arizona; payable in semi-annual installments plus interest at a variable rate, due April 1, 2019; collateralized by unconditional, irrevocable, direct pay letter of credit	$9,845	$10,086	$10,220
Revolving credit agreement, (“the Credit Agreement”) interest at Company’s Option of prime or LIBOR based rates payable monthly, due August 2002	48,957	—	—
Receivables purchase agreement, (“the Conduit”) interest at Company’s option of prime or LIBOR based rates payable monthly, due August 2001	23,030	—	—
Note payable to Tokyo Leasing, interest at 285 basis points over US Treasury yield payable monthly, expired December 31, 2000 (see Note 20)	4,750	—	—
Note payable to Webster Bank, interest at Company’s option of prime or LIBOR based rates, due in June 2001	4,402	—	—
Note payable to third party, collateralized by building in Brazil, payable in 51 installments including interest at 11.5% plus a variable inflation rate factor, matures February 2005	2,079	—	—
Note payable to Dao Heng Bank, collateralized by building, payable in 84 equal monthly installments including interest at the bank’s prime rate minus 1% per annum, matures December 2007	1,615	—	—
Note payable to stockholder (see Note 15)	1,500	—	—
Lease payable to Banc One Leasing, collateralized by equipment, payable in 48 equal monthly installments including interest at 8.62%, matures June 2004	1,456	—	—
Note payable to Bank One Arizona, collateralized by equipment, payable in 35 equal monthly installments including interest at 9.75%, matures September 2003	990	—	—
Note payable to Brazilian bank, collateralized by $1.0 million letter of credit, interest at 18.7%, due May 23, 2001	919	—	—
Other capital leases	491	744	658
Other debt	357	—	—

	100,391	10,830	10,878
Current portion of long-term debt	(84,036)	(878)	(490)

Long-term debt	$16,355	$9,952	$10,388

      In connection with the floating rate option note, the related letter of credit is subject to renewal on April 1, 2006. If the letter of credit is not renewed, the entire remaining principal balance will become due and payable. The letter of credit is collateralized by land and buildings. The Company is required to make

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increasing monthly deposits of $18,490 up to $81,752 over the life of the note into a sinking fund to provide periodic repayment of the notes. The Company has entered into an interest rate swap agreement to fix the effective interest rate at 7.895%. The interest rate swap agreement matures at the time the related note matures. The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counter-parties.

      In August 2000, the Company entered into a $60 million revolving credit agreement (“Credit Agreement”) provided by a syndicate of banks, including Bank One, expiring in August 2002. At the Company’s option, the facility bears interest at either prime or LIBOR based rates payable on a monthly basis. The loan agreement is collateralized by domestic trade receivables, inventories and marketable securities. Concurrent with this agreement, the Company also entered into a $50 million Receivables Purchase Agreement (the “Conduit”) that allows the Company to borrow against certain lease receivables generated through its wholly owned subsidiary, Golden Eagle Leasing. This agreement expires in August 2001, and at the Company’s option, bears interest at either prime or LIBOR based rates, payable monthly. These agreements replaced the prior revolving lines of credit with Bank One.

      The Company has a $10 million loan agreement with Webster Bank that expires in June 2001. The loan bears interest at either prime or LIBOR based rates, payable on a monthly basis. Additionally, the Company has a $20 million loan agreement with Tokyo Leasing that bears interest at 285 basis points over US Treasury yield, payable monthly. This loan agreement expired on December 31, 2000 (see Note 20). These loan agreements are collateralized by certain lease receivables of Golden Eagle Leasing.

      At December 20, 2000, the Company had the following letter of credit facility and letters of credit available:

$5 million letter of credit facility issued by a bank to collateralize certain obligations to third parties for the purchase of inventory. The letters of credit drawn on this facility have a term of 180 days and bear interest at the bank’s prime rate. The facility itself expires on December 31, 2001. There were no letters of credit outstanding on this facility as of December 31, 2000.

$10 million letter of credit issued by a bank to collateralize any unpaid duties and taxes relative to the Company’s importation activities in China. Amounts drawn against this letter of credit bear interest at the bank’s prime rate. The letter of credit expires on December 31, 2001. There were no amounts outstanding on this letter of credit as of December 31, 2000.

$3.85 million letter of credit issued by a bank to cover a performance bond requirement from a contractual sale agreement in Brazil. Amounts drawn against this letter of credit bear interest at the bank’s prime rate. The letter of credit expires on November 30, 2003. There were no amounts outstanding on this letter of credit as of December 31, 2000.

$1.0 million letter of credit issued by a bank to cover a good faith deposit required by the government of Brazil. Amounts drawn against this letter of credit bear interest at the bank’s prime rate. The letter of credit expires on June 25, 2001. There were no amounts outstanding on this letter of credit as of December 31, 2000, although this letter of credit serves as collateral for a note payable to a Brazilian bank.

      All loan agreements contain various restrictions on the Company, including a prohibition on declaring or paying dividends, limitations on the incurrence of additional debt, and restrictions on the Company’s ability to consolidate or merge into any other entity. The Credit Agreement, Conduit and Webster Bank loan agreement also contain certain financial covenants, including a minimum tangible net worth requirement, interest coverage and funded debt to EBITDA ratios. The Conduit contains financial covenants relating to delinquencies and other financial operating measurements.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2000 the Company was not in compliance with certain covenants of the Credit Agreement, the Conduit and Webster loan agreement, as well as delinquency restrictions under the Conduit. Such defaults created cross-defaults under the Tokyo Leasing loan agreement. Consequently the balance outstanding under these agreements, which amounts to $81.1 million, has been classified as current debt at December 31, 2000. The majority of such debt is subject to a forbearance agreement (see Note 20).

      The aggregate principal payments due on long-term debt are as follows (dollars in thousands):

Years Ending December 31,

2001	$84,036
2002	3,590
2003	1,851
2004	1,339
2005	598
Thereafter	8,977

$100,391

10.     Income Taxes

      Income (loss) before income taxes consists of the following (dollars in thousands):

		Six Months	Fiscal Years Ended
	Year Ended	Ended	June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Income (loss) before income taxes:
United States	$(29,039)	$(2,482)	$13,702	$21,149
Foreign	(8,559)	8,253	(1,136)	(1,287)

	$(37,598)	$5,771	$12,566	$19,862

      The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (dollars in thousands):

	December 31,	December 31,	June 30,
	2000	1999	1999

Deferred tax assets, current:
Inventory valuation and reserves	$7,000	$2,196	$2,471
Compensation accruals	6,255	7,599	7,437
Allowance for doubtful accounts	1,923	195	662
Other	—	982	860
Valuation allowance	(2,232)	—	—

Deferred tax assets, current	$12,946	$10,972	$11,430

Deferred tax assets (liabilities), non-current:
Tax loss carry forwards	$6,634	$4,772	$2,384
Property, plant and equipment	(917)	(874)	(1,035)
Other	3,307	(285)	(1,203)

Net deferred tax assets, non-current	$9,024	$3,613	$146

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of income tax expense (benefit) are as follows (dollars in thousands):

		Six Months	Fiscal Years Ended
	Year Ended	Ended	June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Current:
Federal	$8	$—	$3,584	$8,473
State	9	12	277	1,239
Foreign	720	3,383	978	1,314

	737	3,395	4,839	11,026
Deferred:
Federal	(7,409)	(1,503)	(35)	(3,810)
State	(775)	(250)	(5)	(653)
Foreign	799	(1,256)	(1,406)	(690)

	(7,385)	(3,009)	(1,446)	(5,153)

	$(6,648)	$386	$3,393	$5,873

      Consolidated income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate to income taxes before income (loss) as shown below:

			Fiscal Years
		Six Months	Ended
	Year Ended	Ended	June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Tax expense (benefit) at the federal statutory rate	(35.0)%	35.0%	35.0%	35.0%
State income taxes (benefit), net of federal income tax effect	(2.0)	(2.7)	1.4	4.1
Foreign taxes attributable to foreign operations less than federal statutory rate	12.0	(13.2)	(3.2)	(2.5)
Research and experimentation credit	(5.3)	(12.4)	(9.0)	(4.5)
Foreign sales corporation	—	—	(2.2)	(7.0)
Tax exempt interest	—	(0.5)	(3.5)	(1.4)
Translation loss	1.5	—	11.8	9.1
Change in valuation allowance	5.9	—	—	—
Capital loss from investment in equity affiliate	0.9	—	—	—
Other	4.3	0.5	(3.4)	(3.2)
Effective tax rate	(17.7)%	6.7%	26.9%	29.6%

      As of December 31, 2000 and 1999 and June 30, 1999 and 1998, the Company had not provided deferred income tax benefits on cumulative losses of certain individual international subsidiaries of $27,118,000, $28,108,000, $29,200,000 and $5,620,000, respectively. If deferred income tax assets were recognized for these net operating losses, they would be approximately $5,424,000, $5,622,000, $7,855,000 and $1,663,000, respectively. Upon distribution of earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes and withholding taxes in its various international jurisdictions. As a result of certain employment actions and capital investments undertaken by Hypercom, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2005.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended December 31, 2000 the Company provided a valuation reserve of $2.2 million on its deferred tax assets relating to a portion of the compensation accrual that it estimates is not likely of being recovered when it becomes deductible.

11.     Profit Sharing Plans

      The Company has a 401(k) profit sharing plan, which commenced in fiscal 1998, covering all eligible full-time employees of the Company. Contributions to the 401(k) plan are made by the participants to their individual accounts through payroll withholding. Additionally, the plan provides for the Company to make profit sharing contributions to the plan in amounts at the discretion of management. The employer contribution for the year ended December 31, 2000, the six-month period ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998, was approximately $1,119,000, $439,000, $867,000 and $36,000 respectively.

      Beginning with fiscal year 1999, the Company has paid a matching contribution each pay period of 50% of the employee’s contributions, up to 6% of employee’s compensation, to the Federal limit of $10,500 per calendar year.

12.     Stockholders’ Equity

     Stock Splits

      On November 25, 1996, the Company declared a 10,000-for-1 stock split, effected in the form of a stock dividend. On September 10, 1997, the Company declared a 5-for-4 stock split, effected in the form of a stock dividend. All references to the number of common shares outstanding, common shares reserved for issuance under the Plan, and per share information have been adjusted to reflect the stock splits on a retroactive basis.

     Stock Options and Non-cash Compensation

      In connection with an officer’s employment agreement (the “Agreement”), as amended, the Company provided for stock options to be granted to an officer equal to 1.0% of the outstanding common shares of the Company as of June 30, 1992, 1993 and 1994 with exercise prices equal to the fair market values defined by a net income formula in the Agreement (“Defined Fair Market Value”) at the respective dates. The options are exercisable as of July 1, 1995, 1996 and 1997, respectively, and remain exercisable for 10 years from these dates. The Agreement also provides for additional stock options immediately exercisable to purchase 1.0% of the outstanding common stock of the Company on January 1, 1994 and 1995 with an exercise price equal to the Defined Fair Market Value as of the respective dates; the options remain exercisable for 10 years. In accordance with variable plan accounting, compensation expense of $10,963,000 was recognized for the year ended June 30, 1998. No compensation expense was recognized for the year ended December 31, 2000, the six month period ended December 31, 1999 or the year ended June 30, 1999.

      Prior to the completion of the Company’s IPO, the Agreement required the Company to purchase all or part of any shares then owned by the officer under certain circumstances. The purchase obligation terminated at the completion of the Company’s IPO in November 1997. No compensation expense related to the options was recognized after that date. Since the Company was obligated to repurchase the officer’s shares, the estimated value of the shares was recorded as redeemable common stock. Upon termination of the obligation, this amount was reclassified to additional paid-in capital.

      During fiscal 1997, the Company’s board of directors approved the Hypercom Corporation Long-Term Incentive Plan (the “1997 Plan”) which allocates 5,000,000 shares of common stock for issuance at the Company’s discretion. The 1997 Plan authorizes issuance of “incentive stock options” (as defined by the Internal Revenue Code of 1986), non-qualified stock options, stock appreciation rights, restricted stock awards, performance share awards, dividend equivalent awards and other stock-based awards. Stock options

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued under the 1997 Plan become exercisable over a period determined by the Board of Directors (generally over five years) and expire ten years after the date of grant.

      In July 2000, the Company’s Board of Directors approved the Hypercom Corporation 2000 Broad-Based Stock Incentive Plan (the “2000 Plan”) which allocates 5,000,000 shares of common stock for issuance at the Company’s discretion. The 2000 Plan authorizes the issuance of non-qualified stock options and restricted stock awards, the majority of which must be issued to employees of the Company who are not officers or directors. Non-qualified stock options issued under the 2000 Plan become exercisable over a period determined by the Board of Directors, and expire after a period determined by the Board of Directors.

      A summary of the Company’s stock option activity and related information follows:

					Years Ended June 30,

	Year Ended		Six Months Ended
	December 31, 2000		December 31, 1999		1999		1998

		Weighted		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average	Shares	Average
	under	Exercise	under	Exercise	under	Exercise	under	Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

Beginning balance outstanding	5,639,684	$7.14	5,084,679	$6.96	3,745,875	$5.83	2,943,750	$4.75
Granted	2,830,850	11.62	969,780	9.21	1,520,304	9.98	860,750	9.65
Exercised	(548,962)	4.73	(500)	9.60	(3,750)	9.60	(38,625)	6.40
Forfeited	(864,529)	10.83	(414,275)	8.96	(177,750)	9.12	(20,000)	9.60

Ending balance outstanding	7,057,043	$8.67	5,639,684	$7.14	5,084,679	$6.96	3,745,875	$5.83

Exercisable at end of year	2,682,934	$5.89	2,503,150	$4.92	2,179,971	$4.41	1,917,125	$3.84

      The following table summarizes additional information about the Company’s stock options outstanding as of December 31, 2000:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Shares	Average	Average	Shares	Average
	under	Remaining	Exercise	under	Exercise
Range of Exercise Prices	Options	Contractual Life	Price	Options	Price

$ 0.66 - 2.66	790,000	2.0	$1.91	790,000	$1.91
$ 3.13 - 8.38	1,976,625	6.6	6.51	1,294,975	6.45
$ 8.75 - 12.80	3,150,535	8.9	9.81	597,809	9.93
$13.00 - 17.63	1,139,883	9.4	13.98	150	13.50

	7,057,043			2,682,934

      The weighted average fair value of options granted in the year ended December 31, 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998 was $8.90, $7.05, $6.92, and $5.85 respectively.

      Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock option plans under the fair value based method of that Statement.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation method with the following assumptions: risk free interest rates of 6.0%, 6.5%, 6.5% and 6.5%; an average expected time to exercise of five years; expected volatility of 77%, 44% and 88% and 88%; and no dividends for the year ended December 31, 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The pro forma information for the year ended December 31, 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998 follows (dollars in thousands except for net income (loss) per share information):

		Six Months	Years Ended
	Year Ended	Ended	June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Pro forma net income (loss)	$(36,540)	$3,462	$7,078	$11,713
Pro forma net income (loss) per share — basic	$(1.10)	0.10	0.21	0.39
Pro forma net income (loss) per share — diluted	$(1.10)	0.10	0.21	0.37

      The above pro forma disclosure is not necessarily representative of the effects on reported net income for future years.

     Employee Stock Purchase Plan

      On September 8, 1997, the Company’s Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation 1997 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan allows eligible employees of the Company to purchase shares of the Common Stock through periodic payroll deductions. The initial offering period commenced immediately following the IPO and extended through June 30, 1998, with subsequent offering periods beginning every six months thereafter (every three months effective November 16, 1999). At the end of each offering period, payroll deductions for the offering period are used to purchase shares of Common Stock for each participant’s account at a price equal to 90% (85% effective November 16, 1999) of the fair market value of the Common Stock on either the first or last day of the offering period, whichever is less. Payroll deductions under the Purchase Plan are limited to 10% of each eligible employee’s earnings during the offering period, and no single participant will be granted an option to purchase shares with a value in excess of $25,000 for each calendar year. The Board has reserved 625,000 shares of Common Stock for issuance under the Purchase Plan, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Under the plan, for the year ended December 31, 2000, the six month period ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998 the Company sold 83,641, 34,508, 79,133 and 0 shares to employees at weighted average prices of $9.16, $8.61, $9.09 and $0 per share, respectively.

     Preferred Stock

      On September 8, 1997, the Company’s board of directors authorized 10,000,000 shares of $0.001 par value preferred stock. As of December 31, 2000, December 31, 1999 and June 30, 1999, no shares were outstanding.

      Directors’ Stock Plan

      On September 8, 1997, the Company’s Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation Directors’ Stock Plan (the “Director Plan”). The Director Plan is administered by a committee appointed by the Board and provides for an initial grant to each Director of an option to purchase 6,250 shares of Common Stock immediately following the Offering. In addition, each individual who first becomes a Director after the date of the initial grant of options will be granted an option to purchase 6,250 shares of Common Stock, and will receive an annual grant of options to purchase 6,250 shares of Common Stock. The aggregate number of shares of Common Stock subject to the Director Plan may not exceed 93,750, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Options granted under the Director Plan are fully vested and become fully exercisable on the first

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

anniversary of the date of grant and have a term of ten years. The exercise price per share under the Director Plan is equal to the fair market value of such shares upon the date of grant. In general, options may be exercised by payment in cash or a cash equivalent, previously acquired shares having a fair market value at the time of exercise equal to the total option exercise price or a combination thereof.

Initial Public Offering

      On November 19, 1997, the Company completed an initial public offering (“IPO”) of its common stock, in which it sold 8,500,000 shares of common stock for $16 per share. Net proceeds received by the Company were approximately $127.5 million, of which approximately $23.1 million was used to repay indebtedness.

13.	Brazil Devaluation

      As a result of the devaluation of the Brazilian Real, the Company recorded a pretax loss of $4.4 million related to the net monetary asset exposure for the fiscal year ended June 30, 1999. This loss is included in the $6.7 million foreign currency loss for the fiscal year ended June 30, 1999.

14.	Commitments and Contingencies

     Lease Commitments

      The Company leases office and warehouse space, equipment and vehicles under non-cancelable operating leases. The office space leases provide for annual rent payments plus a share of taxes, insurance and maintenance on the properties.

      Future minimum payments under operating leases are as follows (dollars in thousands):

Operating
Years Ending December 31,	Leases

2001	$3,119
2002	1,723
2003	1,274
2004	805
2005	563
Thereafter	675

Total minimum lease payments	$8,159

      Rental expense amounted to $4.4 million, $2.1 million and $3.5 million and $3.6 million for the year ended December 31, 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998, respectively.

Litigation

      From time to time, the Company is subject to claims and litigation incident to its business. On September 23, 1998, an employee of the Company filed a lawsuit in Maricopa County Superior Court against two senior executives of the Company and the Company alleging sexual misconduct by the executives and seeking damages, including punitive damages. On November 22, 1999, the court issued a ruling that effectively dismissed all causes of action against the Company and the two named defendants. Final judgement was issued in favor of the Company and the two named defendants on January 4, 2001. The plaintiff filed a motion for reconsideration or for new trial on January 19, 2001, which is currently pending. The Company does not believe that this lawsuit will have a material adverse effect on its financial condition but there can be no assurance that this lawsuit will be resolved in favor of the Company.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is subject to other legal demands, which have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations and financial condition of the Company.

15.	Related Party Transactions

Hypercom Unit Trust

      During the six month period ended December 31, 1999, and the fiscal years 1999 and 1998, the Company paid approximately $17,000, $92,000 and $97,000 in rent to Hypercom Unit Trust, a trust fund controlled by certain stockholders. There were no such payments during the year ended December 31, 2000.

Express Card Systems, Inc.

      A relative of an officer of the Company is a Vice President of Express Card Systems, Inc. (“ECS”), a sales company, which derives a significant portion of its revenues from products sold to the Company. During the year ended December 31, 2000, the six month period ended December 31, 1999 and the fiscal years ended 1999 and 1998, ECS was paid $7,000, $130,000, $246,000 and $314,000, respectively, with respect to sales of product to the Company.

Receivables from and Payable to Stockholders

      In December 2000, the Company received $1.5 million in cash in exchange for a note payable to a director and stockholder of the Company. The note, which bears interest at 12% annually, had an original maturity date of February 1, 2001, and is currently extended on a month-to-month basis. The outstanding balance on this note is included in long-term debt.

      In fiscal 1997, the Company made a loan to George Wallner, the Company’s Chairman, in the principal amount of $749,000 and to Paul Wallner, in the principal amount of $749,000. The loans are non-interest bearing and are due in full in March 2004. The outstanding balance on these notes is included as a separate component of Stockholders’ Equity.

16.	Segment Information

      As of December 31, 1999, the Company had two segments: Point-of-Sale (POS) Systems and Network Systems. POS Systems develops, manufactures, markets, and supports products that automate electronic payment transactions at the point of sale in merchant establishments. Network Systems develops, manufactures, markets, and supports enterprise-networking systems. In conjunction with the establishment of the Cirilium joint venture on December 31, 1999, Network Systems became immaterial to the Company’s consolidated financial position and results of operations as a separate reportable segment. With the acquisition of Golden Eagle LLC, a direct-financing lease business, direct-finance leasing activities became a new reportable segment.

      The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents certain segment financial information and the reconciliation of segment financial information to consolidated totals as of and for the year ended December, 31, 2000 (dollars in thousands):

	Year Ended December 31, 2000

	POS and Network	Equipment
	Systems	Leasing	Total

Revenue from external customers	$302,203	$25,357	$327,560
Intersegment revenues	—	—	—

Total revenues	$302,203	$25,357	$327,560

Segment income (loss) from operations	$6,110	$(4,397)	$1,713

Depreciation and amortization expense	$9,511	$1,799	$11,310

Segment assets	$622,741	$87,103	$709,844

Reconciliation

Year Ended
December 31,
2000

Net Revenues
Net revenues for reportable segments	$327,560
Elimination of intersegment revenues	—

Total consolidated revenues	$327,560

Income from Operations
Income from operations for reportable segments	$1,713
Elimination of intersegment profits (losses)	—
Unallocated amounts:
Corporate expenses	(24,756)

Consolidated loss from operations	$(23,043)

Depreciation and Amortization Expenses
Depreciation and amortization expenses from reportable segments	$11,310
Unallocated amounts:
Corporate depreciation and amortization	1,929

Consolidated depreciation and amortization expense	$13,239

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended
December 31,
2000

Assets
Segment assets	$709,844
Unallocated amounts:
Corporate assets	166,298
Eliminations:
Intercompany receivables	(255,980)
Investments in subsidiaries	(94,124)
Advances to subsidiaries	(158,261)
Profit in ending inventory	1,460
Other profit eliminations	—

Consolidated assets	$369,237

      Net revenues to external customers are based on the location of the customer. Geographic information as of December 31, 2000 and 1999 and for each of the years ended June 30, 1999 and 1998 is presented in the table below (dollars in thousands):

	United States	Latin America	Asia/Pacific	Europe	Total

Year ending December 31, 2000
Revenues	$155,810	$76,360	$39,908	$55,482	$327,560
Long-lived assets	61,036	20,232	6,405	10,069	97,742
Six months ending December 31, 1999
Revenues	$66,224	$39,971	$21,275	$21,812	$149,282
Long-lived assets	42,053	8,136	9,530	7,948	67,667
Year ending June 30, 1999
Revenues	$141,100	$59,461	$34,253	$26,701	$261,515
Long-lived assets	32,012	7,315	7,030	6,818	53,175
Year ending June 30, 1998
Revenues	$110,410	$74,632	$57,909	$14,276	$257,227
Long-lived assets	16,096	4,774	3,188	595	24,653

17.	Acquisitions

Golden Eagle LLC

      On January 10, 2000, the Company acquired, through a wholly owned subsidiary, substantially all of the assets and business and assumed certain liabilities of Golden Eagle LLC (“Golden Eagle”). Golden Eagle is a lessor of POS equipment. The purchase price paid was $18.5 million in cash and $4 million in the Company’s common stock. The purchase agreement provides for additional payments up to $32.5 million, payable in the Company’s common stock based on Golden Eagle’s earnings over the next three-year period subsequent to the acquisition date, ending December 31, 2002. Such payments, if paid, would constitute additional goodwill and be amortized into earnings over 15 years. No payments were made for the earn out period ending December 31, 2000.

      The acquisition was accounted for under the purchase method of accounting. Substantially all the purchase price was allocated to identifiable net tangible assets and liabilities of $0.9 million and identifiable

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangibles and goodwill amounting to $21.6 million, which is being amortized over 15 years. The results of Golden Eagle’s operations are included in the Company’s consolidated statements of operations and cash flows beginning from the date of acquisition.

      Pro forma information with respect to the acquisition of Golden Eagle includes the historical financial information of the Company and Golden Eagle for the year ended December 31, 2000, and the six months ended December 31, 1999, as if the acquisition occurred at the beginning of each period. Pro forma adjustments include only those adjustments directly attributable to the transaction, and as such, are for illustrative purposes only and are not necessarily indicative of the results of operations that would have been reported had the acquisition actually occurred on such dates. Pro forma information (in thousands) as if the acquisition occurred at the beginning of each period is as follows:

	Year Ended	Six Months Ended
	December 31,	December 31,
	2000	1999

Revenues	$327,996	$153,161
Net income (loss)	$(30,949)	$3,436
Basic earnings (loss) per share	$(0.91)	$0.10
Diluted earnings (loss) per share	$(0.91)	$0.10

     Horizon Sales Group, Inc.

      Effective October 1, 1998, Hypercom purchased substantially all the assets of the Horizon Group, Inc. (Horizon). Horizon is a national distributor of equipment for Hypercom and other POS manufacturers. In addition to sales of new equipment, Horizon provides a variety of services, including refurbishing equipment, help desk, PIN pad key loading, terminal deployment and other custom programs.

      Horizon was acquired for $5.0 million in cash and $0.5 million in Hypercom common stock issued from Treasury Stock. The acquisition agreement provides for additional payments up to $7.0 million, based on Horizon’s earnings over the three-year period subsequent to the acquisition date. The additional payments, if applicable, are to be in the form of Hypercom common stock.

      The acquisition was accounted for under the purchase method of accounting. The purchase price, including direct costs incurred in connection with the acquisition was allocated to identifiable net tangible assets and liabilities of $1.0 million, identifiable intangibles of $3.2 million and goodwill of $1.6 million. The results of Horizon’s operations are included in the Company’s consolidated statements of operations and cash flows beginning from the date of acquisition.

     JTS ChequeOut Solutions Inc.

      Effective April 8, 1999, Hypercom purchased substantially all the assets of the Rochester, NY-based JTS ChequeOut Solutions Inc., a provider of card-based, multi-lane financial and marketing systems for U.S. supermarket chains for $1.5 million in cash and $0.6 million in common stock issued from treasury stock.

      The acquisition was accounted for under the purchase method of accounting. The purchase price, including direct costs incurred in connection with the acquisition, was allocated to identifiable net tangible assets and liabilities of ($40,000) and goodwill of $2.1 million. The results of the operations are included in the Company’s consolidated statements of operations and cash flows beginning from the date of acquisition.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     ICL Financial Terminals AB

      Effective April 14, 1999, Hypercom purchased substantially all the assets of the payment security business of ICL’s Financial Terminals division in Sweden. ICL Financial Terminals was a provider of secure payment devices, smart card products and self-service point-of-sale (POS) terminals.

      The acquisition was accounted for under the purchase method of accounting. The purchase price, including direct costs incurred in connection with the acquisition, was allocated to identifiable net tangible assets and liabilities of $0.3 million and goodwill of $1.3 million. The results of the operations are included in the Company’s consolidated statements of operations and cash flows beginning from the date of acquisition.

      The purchase price was $1.5 million in cash. The acquisition agreement also provides for a contingent payment of $0.5 million cash to be paid to ICL upon Hypercom’s collection of $6 million from ICL relating to ICL meeting an annual purchase requirement of $6 million in product from Hypercom by April 1, 2000.

     MicroTrax, Ltd., Inc.

      Effective October 19, 1999, the Company acquired the assets and business of MicroTrax, Ltd., Inc., a leading provider of Windows NT electronic payment software systems for $3.6 million in cash. The results of the operations are included in the Company’s consolidated statements of operations and cash flows beginning from the date of acquisition.

18.     Supplemental Cash Flow Information (in thousands)

			Years Ended
	Year Ended	Six Months Ended	June 30,
	December 31,	December 31,
	2000	1999	1999	1998

Interest paid	$(8,979)	$(541)	$(455)	$(2,543)

Income taxes paid	$(368)	$(18)	$(5,652)	$(4,837)

Cash and noncash investing and financing activities Acquisition of plant and equipment through capital leases	$1,630	—	—	$698

Contribution of assets to jointly-owned company	—	$776	—	—

Changes in accounts payable related to the purchase of property, plant and equipment	$(36)	$(95)	$210	$367

Acquisition of controlling interest in subsidiaries:
Assets acquired (net of seller financing)	$69,512	$3,962	$18,290	$744
Liabilities assumed	(41,378)	(362)	(7,942)	(244)

Net assets acquired	28,134	3,600	10,348	500
Less issuance of treasury stock	—	—	(1,069)	—
Less issuance of common stock	(4,000)	—	—	—

Net cash paid for acquisition of controlling interest in subsidiaries	$24,134	$3,600	$9,279	$500

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.     Interim Financial Results (Unaudited)

      The following tables set forth certain unaudited consolidated financial information for each of the four quarters in fiscal 1999 and 1998, for each of the two quarters in the six months ended December 31, 1999 and for each of the four quarters ended December 31, 2000. In management’s opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. (Dollars in thousands, except per share amounts.)

	Year Ended December 31, 2000

	March 31	June 30	September 30	December 31	Fiscal Year

Net revenue	$77,333	$89,817	$75,915	$84,495	$327,560
Gross profit	30,688	37,333	17,974	29,409	115,404
Income (loss) from operations	(2,832)	2,836	(17,778)	(5,269)	(23,043)
Net income (loss)	(3,874)	(1,235)	(21,633)	(4,208)	(30,950)
Basic earnings (loss) per share	(0.11)	(0.04)	(0.63)	(0.12)	(0.91)
Diluted earnings (loss) per share	(0.11)	(0.04)	(0.63)	(0.12)	(0.91)

	Six Month Period Ended
	December 31, 1999

	September 30	December 31	Six Months

Net revenue	$73,302	$75,980	$149,282
Gross profit	33,333	34,772	68,105
Income from operations	4,040	923	4,963
Net income	3,422	1,963	5,385
Basic earnings per share	0.10	0.06	0.16
Diluted earnings per share	0.10	0.06	0.16

	Fiscal 1999

	September 30	December 31	March 31	June 30	Fiscal Year

Net revenue	$65,983	$70,594	$56,304	$68,634	$261,515
Gross profit	33,355	34,338	24,327	27,664	119,684
Income (loss) from operations	7,324	9,266	(1,744)	(183)	14,663
Net income (loss)	5,755	6,604	(3,666)	480	9,173
Basic earnings (loss) per share	0.17	0.20	(0.11)	0.01	0.28
Diluted earnings (loss) per share	0.17	0.19	(0.11)	0.01	0.27

	Fiscal 1998

	September 30	December 31	March 31	June 30	Fiscal Year

Net revenue	$78,937	$71,209	$54,339	$52,742	$257,227
Gross profit	38,106	36,919	25,894	25,833	126,752
Income (loss) from operations	14,698	3,865	3,160	(1,935)	19,788
Net income (loss)	9,110	1,841	4,034	(996)	13,989
Basic earnings (loss) per share	0.36	0.06	0.12	(0.03)	0.46
Diluted earnings (loss) per share	0.35	0.06	0.11	(0.03)	0.44

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.     Subsequent Events

      In February 2001, the Company has entered into a forbearance agreement with its current lending group through March 31, 2001, to enable the Company to put new financing arrangements into place. Under the forbearance agreement, the existing bank group has agreed not to exercise any remedies under the Company’s principal credit agreements through March 31, 2001, subject to the Company’s compliance with ongoing conditions. In this regard, among other things, the forbearance agreement required the Company to make certain pay downs, which it has complied with. The agreement also required that the interest rate be increased by   1/4 percent with each pay down.

      On February 5, 2001, the Company entered into a commitment letter with an asset-based lender to replace its principal credit facilities. Under the commitment letter, the Company would obtain a $40 million secured facility. The facility will have a term of three years, would be secured by substantially all the Company’s U.S. assets and will provide for interest at the prime rate plus 1 percent or LIBOR plus 2.75 percent.

      In March 2001, the Company has obtained financing on previously unfinanced lease receivables amounting to $5 million. The $5 million in proceeds was used to reduce the existing line of credit.

      In March 2001, the Company entered into a letter of intent to sell its Horizon distributorship, which will provide a yet to be determined amount the Company expects to use to further reduce existing debt levels.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders

of Hypercom Corporation

      Our audits of the consolidated financial statements referred to in our report dated July 20, 1999 also included an audit of the financial statement schedule included at F-29. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. We have not audited the consolidated financial statements of Hypercom Corporation for any period subsequent to June 30, 1999.

PricewaterhouseCoopers LLP

Phoenix, Arizona

July 20, 1999

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

		Additions

	Balance at	Charged to	Charged to
	Beginning of	Costs and	Other		Balance at
	Period	Expenses	Accounts	Deductions(A)	End of Period

	(Dollars in thousands)
Year Ended June 30, 1998:
Allowance for doubtful accounts	$779	$2,972	$—	$(22)	$3,729
Inventory reserves	2,602	2,510		(469)	4,643
Year Ended June 30, 1999:
Allowance for doubtful accounts	3,729	1,386	—	(2,033)	3,082
Inventory reserves	4,643	2,925	—	(2,295)	5,273
Six Months Ended December 31, 1999:
Allowance for doubtful accounts	3,082	(24)		(1,469)	1,589
Inventory reserves	5,273	(281)	32		5,024
Year Ended December 31, 2000:
Allowance for doubtful accounts	1,589	2,732	—	(666)	3,655
Inventory reserves	5,024	3,170	—	(968)	7,226
Allowance for lease receivables	—	15,324	1,600	(14,800)	2,124

(A)	Write-offs of uncollectible amounts and recoveries of amounts previously written off.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of Hypercom Corporation

      We have reviewed the accompanying consolidated balance sheet of Hypercom Corporation as of June 30, 2001, and the related consolidated statements of operations and cash flows for the six-month periods ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company’s management.

      We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

      We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Hypercom Corporation as of December 31, 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2000, not presented herein, and in our report dated February 15, 2001, except for Note 20 as to which the date is March 26, 2001, we expressed an unqualified opinion on those consolidated financial statements.

/s/ Ernst & Young LLP

Phoenix, Arizona

July 25, 2001

HYPERCOM CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2001	2000

	(unaudited)

	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$7,997	$13,008
Restricted cash	4,642	—
Marketable securities, at market	—	2,110
Accounts receivable, net of allowance for doubtful accounts of $3,124 and $3,655	83,727	79,010
Current portion of net investment in direct financing leases	17,041	20,023
Inventories, net	57,552	70,358
Deferred income taxes	12,947	12,946
Prepaid taxes	1,594	3,035
Prepaid expenses and other current assets	20,843	19,059

Total current assets	206,343	219,549
Property, plant and equipment, net	41,800	42,164
Long-term marketable securities, at market	155	820
Long-term portion of net investment in direct financing leases	30,576	42,102
Deferred income taxes	9,024	9,024
Goodwill, net of amortization of $6,609 and $4,609	31,710	31,785
Intangible assets, net of amortization of $3,294 and $2,459	6,488	6,780
Other assets	14,742	17,013

Total assets	$340,838	$369,237

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable, net of loan discounts of $1,011	$16,963	$—
Accounts payable	31,743	32,531
Accrued liabilities	25,126	22,137
Deferred revenue	2,608	2,390
Income taxes payable	—	3,237
Current portion of long-term debt	36,737	84,036

Total current liabilities	113,177	144,331
Long-term debt	35,244	16,355
Other non-current liabilities	307	404

Total liabilities	148,728	161,090
Stockholders’ equity:
Common stock, $.001 par value; 100,000,000 shares authorized; 34,398,444 and 34,299,999 shares issued and outstanding for June 30, 2001 and December 31, 2000, respectively	14	14
Additional paid-in capital	155,462	152,658
Receivables from stockholder	(1,498)	(1,498)
Retained earnings	40,634	59,923

	194,612	211,097
Treasury stock, 230,088 and 276,500 shares (at cost) at June 30, 2001 and December 31, 2000, respectively	(2,502)	(2,950)

Total stockholders’ equity	192,110	208,147

Total liabilities and stockholders’ equity	$340,838	$369,237

The accompanying notes are an integral part of the consolidated financial statements.

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,

	2001	2000

	(Unaudited and in thousands,
	except per share amounts)
Net revenue	$146,169	$167,150
Costs and expenses:
Costs of revenue	95,233	99,130
Research and development	15,270	21,310
Selling, general and administrative	42,342	46,707
Special direct financing lease provision	7,182	—

Total costs and expenses	160,027	167,147

Income (loss) from operations	(13,858)	3
Interest and other income	455	874
Interest and other expense	(6,141)	(1,472)
Foreign currency loss	(4,219)	(899)
Loss from investment in equity affiliate	—	(3,914)

Loss before income taxes	(23,763)	(5,408)
Income tax benefit	4,753	299

Net loss	$(19,010)	$(5,109)

Net loss per share:
Basic loss per share	$(0.55)	$(0.15)

Weighted average basic common shares	34,358	34,088

Diluted loss per share	$(0.55)	$(0.15)

Weighted average diluted common shares	34,358	34,088

The accompanying notes are an integral part of the consolidated financial statements.

HYPERCOM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended

	June 30, 2001	June 30, 2000

	(Unaudited and in thousands)
Cash flows from operating activities:
Net loss	$(19,010)	$(5,109)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of discount on notes payable	1,011	—
Amortization of beneficial notes payable conversion feature	667	—
Depreciation/amortization	7,502	5,815
Bad debt expense	582	1,094
Deferred components of direct financing leases	(316)	705
Provision for losses on direct financing leases	12,761	2,194
Provision for excess and obsolete inventory	1,040	1,080
Equity loss in affiliates	—	3,914
Foreign currency loss	4,219	899
Deferred income taxes	(5)	853
Other	130	23
Decrease (increase) in accounts receivable, inventories, prepaid income taxes, prepaid expenses and other current assets & other assets	1,447	(46,467)
Decrease in accounts payable, accrued liabilities, deferred revenue & income taxes payable	(2,826)	(5,112)

Net cash provided by (used in) operating activities	7,202	(40,111)
Cash flows from investing activities:
Advances to related parties	—	(1,185)
Payments received on notes receivable	492	535
Principal payments received on direct financing leases	6,256	4,407
Funding of direct financing leases	(12,998)	(22,415)
Increase in restricted cash	(1,001)	—
Acquisition of controlling interests in subsidiaries, net of cash acquired	—	(25,793)
Acquisition of other assets	(544)	(1,301)
Proceeds from disposal of property, plant & equipment	184	1,672
Purchase of property, plant & equipment	(1,177)	(6,821)
Purchase of marketable securities	—	(708)
Proceeds from maturity of marketable securities	2,775	27,947

Net cash used in investing activities	(6,013)	(23,662)
Cash flows from financing activities:
Proceeds from notes payable	18,400	—
Repayment of notes payable	(426)	—
Proceeds from long-term debt, net of restricted cash in 2001	30,415	128,099
Repayment of long-term debt	(62,466)	(90,926)
Proceeds from sale of lease receivables	7,977	—
Proceeds from issuance of common stock	285	6,795

Net cash provided by (used in) financing activities	(5,815)	43,968
Effect of exchange rate changes on cash	(385)	(271)

Net decrease in cash	(5,011)	(20,076)
Cash & cash equivalents, beginning of period	13,008	26,093

Cash & cash equivalents, end of period	$7,997	$6,017

The accompanying notes are an integral part of the consolidated financial statements.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in thousands)

Note 1 — Basis Of Presentation

      The accompanying unaudited consolidated financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of results for the periods have been included. Operating results for the six months ended June 30, 2001, are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform with the current period presentation.

      This financial information is intended to be read in conjunction with Hypercom’s audited financial statements and footnotes thereto included in Hypercom’s Annual Report on Form 10-K for the year ended December 31, 2000.

Note 2 — Restricted Cash

      In connection with the securitization of direct finance leases (see Note 6), the Company’s Equipment Leasing segment, Golden Eagle Leasing, was required to establish restricted cash collection, collateral and reserve accounts. The accounts are principally used for the collection of monthly equipment lease payments, remittance of funds to service the related debt, and to maintain certain credit enhancement and liquidity levels.

Note 3 — Inventories

      Inventories consist of the following:

	June 30,	December 31,
	2001	2000

Purchased parts	$27,205	$29,744
Work in progress	7,119	7,256
Finished goods	23,228	33,358

	$57,552	$70,358

Note 4 — Segment Information

      As of December 31, 2000 Hypercom had two segments: Point-of-Sale (POS) and Network Systems, and Equipment Leasing.

      Hypercom’s reportable segments are strategic business units that offer different products and services. They are managed separately because each requires different technologies and marketing strategies.

      The following table presents certain segment financial information unaudited and in thousands for the six-month periods ended June 30, 2001 and 2000, respectively:

      For the Six Months Ended June 30, 2001:

	POS and Network	Equipment
	Systems	Leasing	Corporate	Eliminations	Total

Net revenue	$131,636	$14,533	$0	$0	$146,169
Operating income (loss)	$2,699	$(7,578)	$(8,979)	$0	$(13,858)
Segment Assets	$632,481	$78,563	$200,786	$(570,992)	$340,838

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the Six Months Ended June 30, 2000:

	POS and Network	Equipment
	Systems	Leasing	Corporate	Eliminations	Total

Net revenue	$156,092	$11,058	$0	$0	$167,150
Operating income (loss)	$13,277	$(978)	$(12,296)	$0	$3
Segment Assets	$537,267	$79,712	$146,787	$(390,629)	$373,137

Note 5 — Income Taxes

      The income tax benefit for federal, state and foreign taxes was $4.8 million for the six months ended June 30, 2001, and $0.3 million for the six months ended June 30, 2000. The Company’s effective rate of income tax benefit was 20% for the six months ended June 30, 2001, and 12.31% for the six months ended June 30, 2000, respectively.

      The income tax benefit for the six months ended June 30, 2001 and 2000, differed from the U.S. statutory rate principally due to foreign taxes, attributable to foreign operations, that are less than the U.S. statutory rate, research and experimentation credits, the non-recognition of tax benefit on foreign currency translation losses, and valuation reserves.

Note 6 — Net Investment in Direct Financing Leases

      During the six months ended June 30, 2001, Golden Eagle Leasing recorded an incremental charge to strengthen credit reserves for certain segments of its lease receivables in the amount of $7.2 million in addition to its normal provision. This charge represents management’s estimate of potential loan losses that exceed its historical rate of loan losses.

      The following factors contributed to Golden Eagle’s decision in the first quarter of 2001 to strengthen credit reserves:

•	We identified several new vendor programs that were established in 2000, and contributed significantly to funding volume in 2000, which were experiencing losses at higher levels than historic loss levels for other vendor programs. These programs involved independent sales organizations providing additional services to the merchants (lessees) as part of the lease program. If services levels were not as the merchants expected, the likelihood of their making required lease payments is reduced. Losses for these programs began to exceed historical levels for the quarter ended March 31, 2001;

•	Leases funded for electronic payments software, such as payment software loaded into a personal computer without the need for a terminal, were at higher funding levels in 2000 than in previous years. Performance on these leases worsened in the first quarter of 2001;

•	The overall credit mix of the portfolio was slightly skewed (a few percentage points) toward higher risk credits, commonly described as C and D rated credits. C and D credit leases booked in the year 2000 appeared to be performing significantly worse than C and D credits in previous years as we analyzed activity through March 31, 2001; and

•	The overall softening of the economy at the start of 2001, coupled with the results of our analysis of collection status and default trends as of March 31, 2001, also contributed to the conclusion that the increase in reserves would be appropriate.

      Continued losses that exceed historical trends could result in the substantial impairment of Golden Eagle’s goodwill, which amounted to $21.1 million, net as of June 30, 2001.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additionally, during the six months ended June 30, 2001, Golden Eagle Leasing sold a portion of its lease receivables. Proceeds from the sales amounted to $8.0 million. There was a corresponding reduction in net investment in financing leases of $8.1 million as a result of these sales.

      During the six months ended June 30, 2001, Golden Eagle Leasing completed a securitization of $45.6 million in principal balances of leases. The securitization was accounted for as a financing transaction. In connection with the securitization, Golden Eagle Leasing, through a special purpose subsidiary, Golden Eagle Funding Corp., issued $32 million of contract-backed term notes (“the Notes”). The Notes are collateralized by equipment leases acquired from Golden Eagle Leasing, security interest in the leased equipment, cash collateral and reserve accounts, as well as other contractual rights and residual proceeds. Proceeds from the Notes were used to payoff existing Golden Eagle Leasing debt facilities, including $4.1 million, which was paid against Hypercom’s revolving credit facility. The Notes bear interest at an annual rate of 8.58%. Principal and interest are payable on a monthly basis until maturity on November 16, 2006. The principal balance outstanding on the Notes at June 30, 2001 was $31 million.

Note 7 — Notes Payable

      On June 4th, 2001, the Company entered into loan agreements with individual investors for an aggregate sum of $3.4 million bearing interest at 7.5% per annum. Proceeds from the loans were limited for the purpose of buying inventory components and other inventory raw materials. During the term of the loans, the loans may be converted, in whole or in part, into shares of common stock of the Company, at a conversion price of $3.16 per share. A director and stockholder of the Company has pledged his notes receivable due from the Company in the aggregate amount of $3.1 million as security for these loans. All principal and accrued interest are due September 5, 2001. The principal balance outstanding at June 30, 2001 was $3.4 million and is included in Notes Payable on the balance sheet.

      Concurrent with the loan agreements, the Company entered into Stock Warrant agreements (Series B) whereby the individual investors can buy an aggregate of 460,000 shares of the Company’s common stock at an exercise price of $3.16 per share. The stock warrants have a term of two years. The estimated fair value of the stock warrants at the date issued was $1.44 per share using a Black-Scholes option pricing model. The total fair value of these stock warrants of $0.7 million, was recorded as additional paid in capital and loan discount. Amortization of the loan discount, in the amount of $0.3 million, has been charged to interest expense during the six months ended June 30, 2001, based on the estimated life of the loan.

      On June 6th, 2001, the Company entered into a $15 million loan agreement with a bridge investor, who is a shareholder of one of the Company’s largest customers (the “Customer”). The loan has a one-year term and bears interest at 7.5% per annum. Proceeds from the loan were used to pay trade creditors and the Company’s principal lending group. The Company has pledged the stock and assets of Hypercom Horizon, a subsidiary of the Company, as well as the Customer’s payable to the Company (totaling $1.9 million as June 30, 2001) as security for the loan. The principal balance outstanding at June 30, 2001, was $14.6 million and is reported in Notes Payable on the balance sheet.

      Concurrent with the loan agreement, the Company entered into a Stock Warrant agreement (Series A) with the bridge investor. In accordance with the Stock Warrant agreement, the bridge investor has a stock warrant to purchase 1,000,000 shares of the Company’s common stock, at an exercise price of $3.19 expiring June 6, 2003. The estimated fair value of the stock warrant to purchase 1,000,000 shares of the Company’s common stock, at the date issued, was $1.36 per share using a Black-Scholes option pricing model. The total fair value of the stock warrant, of $1.4 million was recorded as additional paid in capital and loan discount. Amortization of the loan discount, in the amount of $0.7 million, has been charged to interest expense during the six months ended June 30, 2001, based on the estimated life of the loan.

HYPERCOM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Related Party Transactions

      During the six months ended June 30, 2001, the Company entered into loan agreements as amended and restated, with a director and stockholder of the Company in the aggregate amount of $1.6 million. The loans bear interest at 12% annually and are due January 31, 2003.

Note 9 — Subsequent Events

      On July 30, 2001 the individual investors elected to convert their $3.4 million in loans, plus accrued interest, into 1,088,342 shares of the company’s common stock, at $3.16 per share.

      In addition, on July 30, 2001 additional individual investors, as well as certain individual investors who converted their loans to stock, purchased 1,745,201 shares of the Company’s common stock for $7.5 million, at $4.2975 per share.

      On July 31, 2001 the bridge investor purchased 2,475,248 shares of the Company’s common stock for $7.5 million through a reduction in the Company’s note payable balance by the same amount.

      On August 2, the Company closed and received funding from a $45 million credit facility with a new lending group. The credit facility includes a revolving line of credit of $25 million and two separate term loans for $5 million and $15 million respectively. Borrowings under the revolving line of credit are based primarily on inventory and accounts receivable levels. Proceeds from the financing package were used to payoff the existing primary lending group, as well as the remaining unpaid principal owed to the bridge investor. The aggregate principal balances outstanding under the existing primary lending group facility and the bridge investor note payable at June 30, 2001 were $36.9 million. The revolving line of credit has a term of three years. The $5 million term loan matures in one year and the $15 million term loan matures in three years.

      In connection with obtaining the new credit facility, the Company issued Series C and D stock purchase warrants, both of which expire in 5 years. The Series C warrant entitle the holder to purchase an initial 375,000 shares of the Company’s common stock at an exercise price of $4.00. Additionally, the Series C warrant holder is entitled to purchase up to an additional 1,750,000 shares of the Company’s common stock, at an exercise price of $4.00, if amounts are outstanding under the term loans at six month intervals. The Series D warrant holder is entitled to purchase 312,477 shares of the Company’s common stock at an exercise price of $5.33, with such warrants being issued as part of a fee for acting as placement agent in the above mentioned new credit facility. In addition to the warrants, a cash fee of $2.5 million was also paid.

Note 10 — New Pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company is currently reviewing the impact of SFAS Nos. 141 and 142 and will be performing a fair-value analysis at a later date in connection with the adoption of SFAS No. 142 on January 1, 2002.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.      Other Expenses of Issuance and Distribution

      The following table sets forth the approximate amount of the expenses and costs we expect to incur in connection with the issuance and distribution of the securities being registered.

Item	Amount

Securities and Exchange Commission Registration Fee	$11,680
Legal Fees and Expenses	$50,000
Accounting Fees and Expenses	$100,000
Miscellaneous Fees and Expenses	$5,000
Total	$166,680

      All of the amounts shown are estimated except the registration fee to be paid to the Securities and Exchange Commission. No portion of the expenses associated with this offering will be borne by the selling stockholders.

Item 14.      Indemnification of Officers and Directors

      The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company’s Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

      The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      For information regarding the our undertaking to submit to adjudication of the issue of indemnification for violation of the securities laws, see Item 17 hereof.

Item 15.     Recent Sales of Unregistered Securities

      In October 1998 we purchased substantially all of the assets of Horizon Group, Inc. for an aggregate consideration of $5.5 million, which was comprised of $5.0 million in cash and 189,301 shares of our common stock.

      In December 2000, we received $1.5 million in cash in exchange for a note payable to George Wallner. The note, which bears interest at 12% annually, had an original maturity date of February 1, 2001. In March 2001, Mr. Wallner provided us with an additional $1 million in cash in exchange for a second note payable to him. The second note, which also bears interest at 12% annually, was due upon thirty days notice. In June 2001, Mr. Wallner provided us with a further $600,000 in cash in exchange for a third note payable to him. This third note, which also bears interest at 12% annually, matures on September 15, 2001. In connection with this third note, Mr. Wallner permitted us to amend and restate the first two promissory notes to provide for the extension of their respective maturity dates to September 15, 2001. Mr. Wallner pledged each of these notes to the members of the investor group to whom we issued convertible promissory notes in June 2001 to secure our payment obligations under the convertible promissory notes. In August 2001, at the request of the lenders under our new principal credit facility, these notes were consolidated into a single note with a principal amount of $3.1 million which bears interest at 12% per annum and has a maturity date of January 31, 2003.

      On January 10, 2000, the Company issued 432,871 shares of common stock as partial consideration for its acquisition of Golden Eagle LLC, a lessor of POS equipment. Such shares represented $4.0 million of the aggregate purchase price of $22.5 million. The acquisition agreement provides for additional payments of up to $32.5 million, payable in common stock, based on Golden Eagle’s financial performance over the three-year period following the acquisition date. No such “earn out” payments were due for the period ended December 31, 2000.

      On June 4, 2001, entered a Loan Agreement with a group of local investors pursuant to which we borrowed $3.4 million. The loans bore interest at 7.5% per annum and matured on September 5, 2001. The promissory notes evidencing the loan were convertible into shares of our common stock at a price of $3.16 per share. The proceeds from the loan, after expenses of the transactions, were applied primarily to the payment of trade creditors. On July 30, 2001, all of the notes were converted into an aggregate of 1,088,342 shares of our common stock. In connection with the loans, we issued Series B Warrants to the local investors to purchase up to 460,000 shares of our common stock at an exercise price of $3.16 per share. The Series B Warrants have a term of two years. In addition, on July 30, 2001, we entered into a Stock Purchase Agreement with several investors, including four of the Series B Warrant holders, under which they purchased an aggregate of 1,745,201 shares of common stock at a price of $4.2975 per share.

      On June 6, 2001, we issued a Series A Warrant to Michelle Investments, LLC to purchase up to 1,000,000 shares of our common stock at $3.19 per share, subject to certain adjustments, in connection with a $15 million loan made by Michelle Investments, LLC to Hypercom. The Series A Warrant has a term of two years. On July 31, 2001, we entered into a Stock Purchase Agreement with Michelle Investments, LLC pursuant to which it purchased 2,475,248 shares of our common stock, at a price of $3.03 per share, through a reduction of the outstanding balance of the loan.

      In August 2001, we replaced primary credit facility with a new $45 million senior secured credit facility, which is in part comprised of two separate term loans of $5 million and $15 million from Ableco Holding, LLC. As partial consideration for the term loans, we issued to Ableco Holding, LLC, a Series C Warrant to purchase up to 375,000 shares of our common stock at an exercise price of $4.00 per share. The Series C Warrant is exercisable over a period of five years. The Series C Warrant may be exercised, at the same exercise price, for an additional 350,000 shares at every six-month anniversary of the issue date of the term loans while there remain amounts outstanding under the term loans. In addition, we issued to Roth Capital Partners LLC, which assisted us in obtaining our new senior secured credit facility, a Series D Warrant to purchase up to 312,477 shares of our common stock at an exercise price of $5.33 per share. The Series D Warrant is exercisable over a period of five years.

      The foregoing transactions were effected pursuant to Section 4(2) of the Securities Act of 1933, governing non-public transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recent Events” for additional information with respect to these transactions.

Item 16.     Exhibits

Exhibit
Number		Description of Exhibit and Method of Filing

3.1	—	Amended and Restated Certificate of Incorporation of Hypercom Corporation (incorporated by reference to Exhibit 3.1 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
3.2	—	Amended and Restated Bylaws of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
4.1	—	Amended and Restated Certificate of Incorporation of Hypercom Corporation (filed as Exhibit 3.1)
5.1	—	Opinion of Snell & Wilmer L.L.P.**
10.1	—	Loan and Security Agreement dated as of June 6, 2001 by and among Hypercom Corporation, Hypercom U.S.A., Inc., Hypercom Horizon, Inc. and Michelle Investments LLC (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.2	—	Promissory Note dated June 6, 2001 executed by Hypercom Corporation, Hypercom U.S.A., Inc. and Hypercom Horizon, Inc. in favor of Michelle Investments LLC (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.3	—	Series A Warrant to Purchase Shares of Common Stock of Hypercom Corporation dated June 6, 2001 issued to Michelle Investments LLC (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.4	—	Loan Agreement dated as of June 4, 2001 by and among certain lenders (listed by exhibit thereto), Hypercom Corporation and George R. Wallner (incorporated by reference to Exhibit 10.5 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.5	—	Security Agreement dated as of June 4, 2001 by and between George R. Wallner and certain lenders to Hypercom Corporation (listed by exhibit thereto) (incorporated by reference to Exhibit 10.6 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.6	—	Form of Convertible Promissory Note issued to certain lenders to Hypercom Corporation (incorporated by reference to Exhibit 10.7 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)

Exhibit
Number		Description of Exhibit and Method of Filing

10.7	—	Form of Series B Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to each member of the Investor Group (incorporated by reference to Exhibit 10.8 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.8	—	Amended and Restated Promissory Note dated as of August 1, 2001 made by Hypercom Corporation in favor of George Wallner**
10.9	—	Loan and Security Agreement dated as of July 31, 2001 by and among Hypercom Corporation, Hypercom (Arizona), Inc., Hypercom U.S.A., Inc., Hypercom Manufacturing Resources, Inc., Hypercom Horizon, Inc., Epicnetz, Inc., Hypercom Latino America, Inc., Hypercom Europe Limited, Inc., Foothill Capital Corporation and Ableco Finance LLC (incorporated by reference to Exhibit 10.1 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.10	—	Form of Series C Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to Ableco Holding LLC (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.11	—	Form of Series D Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to Roth Capital Partners LLC (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.12	—	Stock Purchase Agreement dated July 31, 2001 between Hypercom Corporation and Michelle Investments LLC (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.13	—	Stock Purchase Agreement dated July 30, 2001 among Hypercom Corporation, Norton Family Living Trust UTD 2-4-91, Norton Family Living Trust UTD 2-15-96, Stevenson Family Living Trust UTD 7-1-97, JR Norton Ventures Limited Partnership, Daniel D. Diethelm, Michael R. Norton and Matthew A. Diethelm (incorporated by reference to Exhibit 10.5 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.14	—	Lease, as amended, dated June 14, 1996, by and between Estes-Samuelson Partnership and Hypercom, Inc. (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
10.15	—	Hypercom Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.16	—	Hypercom Corporation 1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))†
10.17	—	Hypercom Corporation 2000 Broad Based Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Hypercom Corporation’s Registration Statement on Form S-8 (Registration No. 333-43622)).†
10.18	—	Hypercom Corporation Nonemployee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.19	—	Employment Agreement with Jairo Gonzalez, dated January 1, 1997 (incorporated by reference to Exhibit 10.7 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.20	—	Employment Agreement with Albert A. Irato, dated January 1, 1997 (incorporated by reference to Exhibit 10.8 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
11.1	—	Statement re Computation of Per Share Earnings.**
15.1	—	Acknowledgement of Ernst & Young L.L.P, independent accountants*
16.1	—	Letter re: change in Independent Accountants (incorporated by reference to Exhibit 16 to Hypercom Corporation’s Current Report on Form 8-K filed February 10, 2000)
21.1	—	List of Subsidiaries**

Exhibit
Number		Description of Exhibit and Method of Filing

23.1	—	Consent of Ernst & Young L.L.P., independent accountants*
23.2	—	Consent of PricewaterhouseCooper L.L.P., independent accountants*
23.3	—	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)**
24.1	—	Power of Attorney**

*	Filed herewith.

**	Previously filed.

  †   Management or compensatory plan or agreement.

Item 17.     Undertakings

      (a)     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Hypercom Corporation has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on October 24, 2001.

HYPERCOM CORPORATION

By:	/s/ JONATHON E. KILLMER

Jonathon E. Killmer
Executive Vice President, Chief Financial
Officer, Chief Operating Officer, Chief
Administrative Officer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER S. ALEXANDER* Christopher S. Alexander	President, Chief Executive Officer and Director	October 24, 2001

/s/ JONATHON E. KILLMER Jonathon E. Killmer	Executive Vice President, Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer, Principal Accounting Officer and Secretary	October 24, 2001

/s/ GEORGE WALLNER* George Wallner	Chairman of the Board of Directors and Chief Strategist	October 24, 2001

/s/ JANE EVANS* Jane Evans	Director	October 24, 2001

/s/ JOCK PATTON* Jock Patton	Director	October 24, 2001

/s/ DANIEL D. DIETHELM* Daniel D. Diethelm	Director	October 24, 2001

      Jonathon E. Killmer, by signing this name hereto, does sign and execute this Amendment No. 1 to this Registration Statement on behalf of such of the above named officers and directors of the registrant on this 24th day of October 2001, pursuant to the power of attorney executed by each of such officers and directors previously filed with the Securities and Exchange Commission.

*By:	/s/ JONATHON E. KILLMER Jonathon E. Killmer Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit and Method of Filing

3.1	—	Amended and Restated Certificate of Incorporation of Hypercom Corporation (incorporated by reference to Exhibit 3.1 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
3.2	—	Amended and Restated Bylaws of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
4.1	—	Amended and Restated Certificate of Incorporation of Hypercom Corporation (filed as Exhibit 3.1)
5.1	—	Opinion of Snell & Wilmer L.L.P.**
10.1	—	Loan and Security Agreement dated as of June 6, 2001 by and among Hypercom Corporation, Hypercom U.S.A., Inc., Hypercom Horizon, Inc. and Michelle Investments LLC (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.2	—	Promissory Note dated June 6, 2001 executed by Hypercom Corporation, Hypercom U.S.A., Inc. and Hypercom Horizon, Inc. in favor of Michelle Investments LLC (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.3	—	Series A Warrant to Purchase Shares of Common Stock of Hypercom Corporation dated June 6, 2001 issued to Michelle Investments LLC (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.4	—	Loan Agreement dated as of June 4, 2001 by and among certain lenders (listed by exhibit thereto), Hypercom Corporation and George R. Wallner (incorporated by reference to Exhibit 10.5 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.5	—	Security Agreement dated as of June 4, 2001 by and between George R. Wallner and certain lenders to Hypercom Corporation (listed by exhibit thereto) (incorporated by reference to Exhibit 10.6 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.6	—	Form of Convertible Promissory Note issued to certain lenders to Hypercom Corporation (incorporated by reference to Exhibit 10.7 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.7	—	Form of Series B Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to each member of the Investor Group (incorporated by reference to Exhibit 10.8 to Hypercom Corporation’s Current Report on Form 8-K filed June 14, 2001)
10.8	—	Amended and Restated Promissory Note dated as of August 1, 2001 made by Hypercom Corporation in favor of George Wallner**
10.9	—	Loan and Security Agreement dated as of July 31, 2001 by and among Hypercom Corporation, Hypercom (Arizona), Inc., Hypercom U.S.A., Inc., Hypercom Manufacturing Resources, Inc., Hypercom Horizon, Inc., Epicnetz, Inc., Hypercom Latino America, Inc., Hypercom Europe Limited, Inc., Foothill Capital Corporation and Ableco Finance LLC (incorporated by reference to Exhibit 10.1 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.10	—	Form of Series C Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to Ableco Holding LLC (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.11	—	Form of Series D Warrant to Purchase Shares of Common Stock of Hypercom Corporation issued to Roth Capital Partners LLC (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.12	—	Stock Purchase Agreement dated July 31, 2001 between Hypercom Corporation and Michelle Investments LLC (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)

Exhibit
Number		Description of Exhibit and Method of Filing

10.13	—	Stock Purchase Agreement dated July 30, 2001 among Hypercom Corporation, Norton Family Living Trust UTD 2-4-91, Norton Family Living Trust UTD 2-15-96, Stevenson Family Living Trust UTD 7-1-97, JR Norton Ventures Limited Partnership, Daniel D. Diethelm, Michael R. Norton and Matthew A. Diethelm (incorporated by reference to Exhibit 10.5 to Hypercom Corporation’s Current Report on Form 8-K filed August 9, 2001)
10.14	—	Lease, as amended, dated June 14, 1996, by and between Estes-Samuelson Partnership and Hypercom, Inc. (incorporated by reference to Exhibit 10.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))
10.15	—	Hypercom Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.16	—	Hypercom Corporation 1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))†
10.17	—	Hypercom Corporation 2000 Broad Based Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Hypercom Corporation’s Registration Statement on Form S-8 (Registration No. 333-43622)).†
10.18	—	Hypercom Corporation Nonemployee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.19	—	Employment Agreement with Jairo Gonzalez, dated January 1, 1997 (incorporated by reference to Exhibit 10.7 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
10.20	—	Employment Agreement with Albert A. Irato, dated January 1, 1997 (incorporated by reference to Exhibit 10.8 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641)).†
11.1	—	Statement re Computation of Per Share Earnings.**
15.1	—	Acknowledgement of Ernst & Young L.L.P, independent accountants*
16.1	—	Letter re: change in Independent Accountants (incorporated by reference to Exhibit 16 to Hypercom Corporation’s Current Report on Form 8-K filed February 10, 2000)
21.1	—	List of Subsidiaries**
23.1	—	Consent of Ernst & Young L.L.P., independent accountants*
23.2	—	Consent of PricewaterhouseCooper L.L.P., independent accountants*
23.3	—	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)**
24.1	—	Power of Attorney**

*	Filed herewith.

**	Previously filed.

† Management or compensatory plan or agreement.